
WELLS


13001462

Wells Timberland REIT, Inc.

2012 Annual Report



Leo F. Wells III
President and
Chairman of the Board
Wells Timberland REIT, Inc.

"It is important to keep in mind that our company, like timberland generally, is a long-term investment, and over the long term, we believe that timber and timberland values will improve as the overall economy improves."

— Leo Wells

INVESTMENT PROFILE	2012	2011	2010
Total Investors	10,602	10,638	8,857
Timberland Under Management (acres)*	288,800	298,700	304,500
Total Merchantable Timber Inventory (tons)	10.1 million	10.4 million	11.0 million
Total Annual Harvest Volume (tons)	1.1 million	1.3 million	1.5 million

Data as of December 31.

*For 2012, 2011, and 2010, includes approximately 85%, 74%, and 73% fee-simple interest (owned) land holdings and 15%, 26%, and 27% leasehold interests, respectively.


WELLS


WELLS


RECEIVED
MAY 31 2013
193

Dear Wells Timberland REIT Stockholder:

I am pleased to present you with your 2012 Wells Timberland REIT Annual Report, which contains important financial information about your investment in our company. As you may recall, Wells Timberland ended its public stock offering in December 2011, and therefore closed to new investors. As such, our strategic focus in 2012 was on the active management of our timber assets to maximize future value.

In December 2012, the Board of Directors announced an estimated per-share value of common stock of $6.56, as of September 30, 2012. This value was determined based on an independent valuation of our timberland holdings and our other assets, liabilities, and preferred stock. This estimated share value represents just one snapshot in time reflecting current economic and market conditions and will likely change over time as the portfolio continues to mature and timber prices fluctuate. It does not necessarily represent the amount you could receive if we liquidated our assets or listed our stock. It is important to keep in mind that our company, like timberland generally, is a long-term investment, and over the long term, we believe that timber and timberland values will improve as the overall economy improves.

I also want to reiterate our advisor's strong commitment to Wells Timberland. In January 2012, our advisor, Wells Timberland Management Organization, elected to forgo over $27 million in advisory fees and reimbursements. In addition, Wells Real Estate Funds, our advisor's parent company, continues to provide $37 million of low-cost capital to Wells Timberland in the form of preferred equity. This equity currently accrues dividends at a below-market annual rate of just 1%, and the Board of Directors has not authorized payment of these dividends in order to allow the capital to remain in the business. This is consistent with Wells Timberland's decision to retain capital by forgoing cash distributions to common stockholders.

Active Timberland Management for Long-Term Results

Strategic Harvest Deferral and Replanting

We continue to strategically manage our harvest volumes, including delaying harvest on our fee land in order to achieve optimal pricing and maximize the long-term value of the Mahrt Timberland. By delaying harvesting, our forest continues to mature, allowing our trees to grow from less-valuable pulpwood into sawtimber, which commands the highest value per ton. Sawtimber is an essential component in housing-related industries such as construction, flooring, and furniture. By increasing our sawtimber inventory, I believe Wells Timberland will be favorably positioned to benefit from a U.S. housing recovery. It is encouraging to note that housing starts, considered to be a leading indicator of the general U.S. economy, increased approximately 27% through November 2012 as compared with 2011, and I am hopeful for the prospects of a continued recovery in 2013 and beyond.

At year-end 2012, we owned interests in 288,800 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of Alabama and Georgia. We have approximately 10.1 million tons of merchantable timber, consisting of 59% pulpwood and 41% chip-n-saw and sawlogs. We harvested approximately 1.1 million tons of timber during the year and, in keeping with our sustainability forestry practices, we planted 1.3 million seedlings to replace the harvested timber. Although we have harvested more than 7.3 million tons over the past five years, our merchantable inventory has only decreased a modest 1.5 million tons since our 2007 acquisition of the Mahrt Timberland.

Strategic Acquisition

Wells Timberland purchased 30,000 acres of timberland in September 2012. Previously, we held long-term leasehold interests in the property, meaning that we owned the trees but not the land itself. With a leasehold interest, we have to harvest the trees prior to the expiration of the leasehold interest, regardless of market conditions or timber value. By acquiring the timberland, we now have the flexibility to strategically manage the harvest schedule, including planned delays in order to maximize value.

Operating Performance Summary and Outlook

Favorable Financing Activities

In September 2012, Wells Timberland borrowed $133 million to pay off the remaining principal balance of the original Mahrt loan and to partially fund the acquisition of 30,000 acres, as mentioned above. We executed this new credit agreement at a more favorable rate and also extended the term of the loan by more than three years through August 2018, which we believe demonstrates our lender's confidence in our long-term health. I am pleased with the continued improvement in our debt profile and reduction in borrowing cost. Specifically, our debt-to-net-assets ratio[1] declined from approximately 47% to 45%, as of December 31, 2011 and 2012, respectively, despite our acquisition of an additional 30,000 acres of timberland. Over the same period, we also successfully reduced our weighted-average borrowing costs from 3.71% to 2.62%. This is significant as our improved capital structure helps provide Wells Timberland with the financial flexibility to execute its investment objectives.

Increased Revenues and Cash Flows from Operations

Revenues in 2012 increased to $44.2 million, up from $40.0 million in 2011, due to strategic dispositions of higher-and-better-use timberland. These dispositions, which captured favorable returns for less productive timber tracts, improved our net loss by 25% in 2012 as compared with 2011. We also reported a $6.8 million improvement in our net cash from operating activities, which was $11.4 million in 2012, as compared with $4.6 million in 2011. Overall, our improved 2012 financials are indicative of our disciplined operational and strategic management of our timberland holdings. Also, our improved cash flow from operations means that we continue to have the financial liquidity to meet ongoing operating requirements.

[1]Defined as our total debt as a percentage of our total gross assets (minus intangibles) less total liabilities.

Market Outlook

Average timber prices in the South reflect a continued strong demand for pulpwood, with a healthy 12% and 27% price increase in pine and hardwood pulp prices, respectively. Chip-n-saw and hardwood sawtimber prices increased approximately 11% and 3%, respectively, during 2012 as a result of improvements in the lumber and wood products markets. We expect pulpwood prices to remain steady in 2013, along with modest improvements in sawtimber and chip-n-saw prices.

Looking Ahead

We plan on updating the estimated per-share value of the Wells Timberland common stock on an annual basis. Although we cannot predict what the new estimated per-share value will be, our focus remains on actively managing our timberland assets. We believe that through strategic forest management practices we can increase the percentage of higher-value timber that your timberland contains, thereby favorably impacting long-term value for our stockholders.

Our Board of Directors will continue to assess market conditions to identify an appropriate exit strategy that will be in the best interest of our stockholders. We expect this "full-cycle" event to occur on or before August 2018.

In the meantime, you can rest assured that we will continue to manage the portfolio in a prudent and sustainable manner, recognizing that we serve as custodians of our land's natural resources. We do not take this commitment lightly. For the second consecutive year, Wells Timberland was recognized by the Georgia Department of Natural Resources as a Forestry for Wildlife Partner. Wells Timberland also continues to support the mission of the Sustainable Forestry Initiative, Inc. (SFI), a nonprofit organization dedicated to promoting sustainable forest management through industry-recognized forest certification standards. To this end, Wells Timberland has been SFI-certified since 2008.

On behalf of the management team and Board of Directors, thank you for allowing us to serve as stewards of your Wells Timberland investment.

Sincerely,



Leo F. Wells III
President and Chairman of the Board
Wells Timberland REIT, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2012**

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Period from __________ to __________.**

Commission File Number 000-53193

WELLS TIMBERLAND REIT, INC.
(Exact name of registrant as specified in its charter)

Maryland	**20-3536671**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
6200 The Corners Parkway, Norcross, Georgia	**30092**
(Address of principal executive offices)	**(Zip Code)**

(770) 449-7800
Registrant's telephone number, including area code

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of exchange on which registered
NONE	NONE

Securities registered pursuant to Section 12 (g) of the Act: **Common Stock**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated flier, a non-accelerated filer or smaller reporting company. See definition of "large accelerated filer" and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

Aggregate market value of the common stock held by non-affiliates was: __________.While there is no established market for the registrant's shares of common stock, the registrant has made two public offerings of its shares of common stock pursuant to Registration Statements on Form S-11. In both offerings, the Registrant sold its shares for $10.00 per share, with discounts available for certain categories of purchasers. The number of shares held by non-affiliates as of June 30, 2012 was approximately 31,628,941.

Number of shares outstanding of the registrant's only class of common stock, as of February 28, 2013: 31,770,130 shares

FORM 10-K

WELLS TIMBERLAND REIT, INC.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Form 10-K of Wells Timberland REIT, Inc. ("Wells Timberland REIT," "we," "our," or "us") other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in those acts. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods.

Forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that this report is filed with the Securities and Exchange Commission ("SEC"). We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, make distributions to stockholders, and maintain the value of our timberland properties, may be significantly hindered. See Item 1A herein for a discussion of some, although not all, of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.

PART I

ITEM 1. BUSINESS

General

Wells Timberland REIT is a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. We engage in the ownership and management of timberland located in the southeastern United States. We were incorporated on September 27, 2005, and commenced operations on July 11, 2007. Substantially all of our business is conducted through Wells Timberland Operating Partnership, L.P. ("Wells Timberland OP"), a Delaware limited partnership formed on November 9, 2005, of which we are the sole general partner, possess full legal control and authority over its operations, and own 99.99% of its common units. Wells Timberland Management Organization, LLC ("Wells TIMO"), a wholly owned subsidiary of Wells Capital, Inc. ("Wells Capital"), is the sole limited partner of Wells Timberland OP. In addition, we formed Wells Timberland TRS, Inc. ("Wells Timberland TRS"), a wholly owned subsidiary organized as a Delaware corporation, on January 1, 2006. Unless otherwise noted, references herein to Wells Timberland REIT shall include Wells Timberland REIT and all of its subsidiaries, including Wells Timberland OP, Wells Timberland TRS, and the subsidiaries of Wells Timberland OP and Wells Timberland TRS.

We have executed an agreement, as amended, with Wells TIMO (the "Advisory Agreement"), under which Wells TIMO performs certain key functions on our behalf, including, among others, the investment of capital proceeds and management of our day-to-day operations.

The focus of our business is to invest in timberland and to manage that investment in order to provide attractive returns to our investors. We generate income returns in the form of cash flows from harvesting and selling timber, leasing the right to access land and harvest timber, and from pursuing non-timber-related revenue sources. We may pursue other investment opportunities that will complement our timberland investments. We also may invest in other entities that own timberland, or form joint ventures with entities that have complementary investment objectives. When and where we believe that it is appropriate, we also generate cash flow from the sale of lands that have a higher-and-better use ("HBU"). We expect to realize additional long-term returns from the appreciation in the value of our timberland and the standing timber on that land upon the ultimate disposition of our properties. For the years ended December 31, 2012, 2011, and 2010, respectively, the sale of timber accounted for approximately 69%, 89%, and 87% of our revenue. The sale of timberland accounted for approximately 25%, 4%, and 5% of our revenue for the years ended December 31, 2012, 2011, and 2010, respectively.

As of December 31, 2012, we owned interests in approximately 288,800 acres of timberland (consisting of approximately 246,300 acres of timberland held in fee-simple interests and approximately 42,500 acres of timberland held in leasehold interests) located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the "Mahrt Timberland"). As of December 31, 2012, the Mahrt Timberland was comprised of approximately 10.1 million tons of merchantable timber inventory, including approximately 6.0 million tons of pulpwood, 2.1 million tons of chip-n-saw, and 2.0 million tons of sawtimber.

In connection with our acquisition of the Mahrt Timberland, we entered into a master stumpage agreement and a fiber supply agreement (collectively, the "Timber Agreements") with a wholly owned subsidiary of MeadWestvaco Corporation ("MeadWestvaco"). The master stumpage agreement provides that we will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to Wells Timberland TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco plus a portion of the gross proceeds received from MeadWestvaco under the fiber supply agreement. The fiber supply agreement provides that MeadWestvaco will purchase specified tonnage of timber from Wells Timberland TRS at specified prices per ton, depending upon the type of timber. The prices for the timber purchased pursuant to the fiber supply agreement are negotiated every two years but are subject to quarterly adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern states. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide us with a reliable consumer for the wood products from the Mahrt Timberland. For the years ended December 31, 2012, 2011, and 2010, approximately 54%, 58%, and 61%, respectively, of our net timber sales revenue was derived from the Timber Agreements. For 2013, we are required to make available for purchase by MeadWestvaco, and MeadWestvaco is required to purchase, a minimum of approximately 0.6 million tons of timber at fiber supply agreement pricing. The loss of MeadWestvaco as a customer would have a material adverse effect on our business.

Our stock is not listed on a national exchange. However, our charter currently requires that, in the event that our stock is not listed on a national exchange by August 11, 2018, we must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating our investments and distributing the resulting proceeds to the stockholders. If we seek stockholder approval of an extension or amendment to this listing date and do not obtain it, we will then be required to seek stockholder approval to liquidate. In this circumstance, if we seek and do not obtain approval to liquidate, we will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

Investment Objectives

Our primary investment objectives are to preserve investor capital, seek long-term capital appreciation from our investments, and generate stable current income. Our investment strategy is to achieve diversifications of timber age class, product species, and markets and customers.

Age Class Diversification. Age class diversification allows us to make adjustments to our short-term and long-term income returns. Forests comprised of younger trees tend to generate less cash flow in the near-term than mature forests because there is less merchantable timber on them. Forests comprised of older trees can generate greater income returns in the near-term; however, the competition to purchase such forests is stronger, and the prices are generally higher.

Rather than focusing on properties comprised of trees of any particular age class, we focus our investment efforts on properties that are comprised of forests of different age classes, thus enabling us to better manage our short-term and long-term income and appreciation returns. At all times, we seek to acquire properties on terms that are favorable to us, and to seek a balance between short-term and long-term returns.

Species Diversification. By owning properties comprised of different species of trees, we mitigate the risks of being dependent on the overall market for any particular species of trees. Hardwood product (and timber) markets differ from softwood product (and timber) markets and may provide attractive income returns when softwood markets are poor, and vice versa.

Market and Customer Diversification. By pursuing an investment approach that includes the goal of market diversification, we seek to mitigate the risk of our operations being dependent on one particular customer or mill. To date, we have focused our geographic diversification approach on a micro level. We believe that our timberland properties should not be located in a single mill procurement basket. A single mill procurement basket is the average distance over which harvested trees must be hauled. While the average log haul varies somewhat by region, in most areas of the United States, logs usually are transported no more than 60 to 90 miles. Our geographic spacing on a micro basis enables us to participate in different wood markets, which helps to protect our portfolio from the risk of a single mill closure. This geographic spacing also reduces the risk that a large percentage of the portfolio will be damaged by a single fire, hurricane, earthquake, insect infestation, drought, disease, windstorm, flooding, or other weather conditions or natural disasters.

As opportunities arise, we may seek to diversify our timberland investments by locating investment properties in different geographic locations. Such geographic diversification will lessen our dependence on regional economic and other conditions and provides further exposure to different species of trees and to different markets. For a discussion of the risks related to the lack of such diversification or failure to fully implement our investment strategy, see "Item 1A. Risk Factors-Risk Relating to Investing in Us".

Financing Objectives

We have financed our acquisition of the Mahrt Timberland through a combination of debt, the issuance of common stock in our public offerings, and the issuance of preferred stock to Wells Real Estate Funds, Inc. ("Wells REF"), the indirect parent company of Wells TIMO and the direct parent of Wells Capital. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings and to issue preferred stock as a result of sourcing this acquisition in advance of raising substantial investor proceeds under our initial public offering.

Prior to August 8, 2011, our charter generally limited our borrowings to a level that was less than 300% of our net assets, which approximated 75% of the cost of our timber assets before adjustments for noncash reserves, depletion, amortization, and depreciation. We were able to borrow in excess of this limitation temporarily upon the approval of a majority of our independent directors. Effective August 8, 2011, our stockholders approved an amendment to our charter that lowered the maximum amount of debt that we are permitted to have in relation to our net assets to 200% and requires stockholder approval for any future amendment to this provision. As a result of this amendment to our charter, not only is our leverage limitation lower, but our board of directors no longer has the ability to approve leverage in excess of our net assets limitation without stockholder approval.

We currently intend to maintain amounts outstanding under long-term debt arrangements or lines of credit so that we will have more funds available for working capital and investment in timberland properties, which will allow us to further diversify our portfolio. However, the level of leverage will depend upon various factors to be considered in the sole discretion of our board of directors, including, but not limited to, our ability to pay distributions, our ability to raise equity proceeds from the sale of our common stock through our distribution reinvestment plan ("DRP"), the availability of properties meeting our investment criteria, the availability of debt, and changes in the cost of debt financing.

Our debt-to-net-assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 45% and 47%, as of December 31, 2012 and 2011, respectively.

Operating Objectives

Demand for paper and forest products and, therefore timber, generally is higher during periods of strong economic growth. However, while demand for these products is usually weaker during periods of slow economic growth, we believe some segments of the timber industry and paper and forest products industries are less affected by economic downturns than some other industries.

Timberland owners have some control over the timing of timber harvests and may be able to reduce harvests during periods of low timber prices, and to increase harvests during periods of high timber prices — in each case, to take advantage of then-prevailing market prices. Timberland owners also can apply "silvicultural" treatments to increase the growth rates of the trees and the quality of the wood that those trees produce. Silviculture is the science of manipulating timber stands to improve tree growth. Silviculture treatments may include preparing the land for planting trees, controlling weeds and undesirable tree species, and applying fertilizer. Foresters balance the cost of applying such treatments with the benefits received in the form of higher timber volumes on the tree stand. The proper application of silviculture treatments can increase the percentage of sawtimber-sized trees found in a given tree stand at harvest time, and can reduce the number of years between harvests. In most cases, we also will have the flexibility to modify silvicultural plans to target age/class scenarios enabling us to produce products that match up with the raw material demand of the customer base for which a particular block of timber will be marketed.

Biological stages of tree growth have a significant effect on the value of the underlying timberland. It takes a certain period of time for planted trees to achieve merchantable growth. The growth in the value of a tree stand is directly tied to the age and size of the trees within that tree stand. Each year, trees grow in terms of both height and width. As a result, assuming that timber prices remain constant and that no trees are harvested or damaged, a timberland property will become more valuable each year simply because the trees within that property have become larger. During certain growth stages in the life of a tree stand, the value of the timber may increase significantly during a very short period of time. One such period of time is when the trees begin to achieve pulpwood size. For example, for Southern pine in Georgia and Alabama, this generally occurs between 11-15 years in the life of a tree, and results in the tree changing from having no merchantable value to achieving values typically ranging from $8.00 to $10.00 per ton. Another such period of time occurs when pulpwood trees reach "chip-n-saw" size, which generally occurs between 16-22 years in the life of a tree. Southern pine "chip-n-saw" prices may be two to three times those for pulpwood trees. Another value increase occurs when trees can be sold as large sawlogs, which generally occurs when the tree is older than approximately 23 years of age in the Southern United States, and sawlogs could be twice the value of chip-n-saw.

We focus on operating the Mahrt Timberland to produce attractive short-term and long-term income and appreciation returns. One component of this management approach entails growing and harvesting as much wood as possible in the context of supply and demand for wood in the local wood markets. However, a competing component of this approach entails managing the timber inventory on each property, so that each property will be attractive to a potential buyer. We seek to balance these two strategies in a manner that optimizes the returns to stockholders consistent with our investment objectives.

We will continue to focus on the following key operating factors:

- generating sufficient cash flow from operations to meet required obligations of our existing debt;
- maximizing the value of our timberlands through intensive forest management while practicing environmentally responsible resource stewardship; and
- controlling administrative and operating expenses as a percentage of revenues.

Board of Directors Review of Our Policies

Our independent directors have reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Investment Policies. We focus our investment efforts on the ownership and management of income-generating timberland in order to provide attractive short-term and long-term returns to our investors. This focus is preferred because we believe it best enables us to achieve our goals of preserving investor capital, realizing capital appreciation upon the ultimate sale of our assets, and generating current income. We may pursue other investment opportunities that will complement our timberland investments. Our advisor, Wells TIMO, has extensive expertise in the management of timberland investments.

Working Capital Reserves. We did not set aside offering proceeds for working capital purposes. Setting aside funds for this purpose would have decreased the amount invested in timber properties, including the servicing of debt, and would have reduced our opportunities to earn current income. We believe that debt proceeds and our cash flow from operations have been and will be sufficient to meet our needs for working capital.

Borrowing Policies. We have a limitation on borrowing that precludes us from borrowing in excess of 200% of the value of our net assets, which we refer to as our net assets limitation. Net assets for purposes of this calculation is defined to be our total assets (other than intangibles), valued at cost prior to deducting depletion, depreciation, reserves for bad debts, and other noncash reserves, less total liabilities, calculated quarterly by us on a basis consistently applied. Any borrowings in excess of this limitation requires an amendment to our charter that must be approved by a majority of our stockholders who are entitled to vote on the matter. As of December 31, 2012, our debt-to-net-assets ratio was approximately 45%. Over the long-term, we generally expect to limit our borrowing to approximately 65% of the cost of our timber assets before adjustments for noncash reserves, depletion, amortization, and depreciation. This conservative leverage goal could reduce the amount of current income we can generate for our stockholders, but it also reduces their risk of loss. We believe that preserving investor capital while generating stable current income is in the best interest of our stockholders.

Policies Regarding Operating Expenses. Our charter limits our total operating expenses to no more than the greater of 2% of average invested assets at the end of any fiscal quarter or 25% of net income for the four previous consecutive quarters then ended, as these terms are defined in our charter, unless our board of directors has determined that such excess expenses were justified based on unusual and nonrecurring factors. For the four consecutive quarters ended December 31, 2012, total operating expenses represented approximately 1.40% of average invested assets.

Offering Policies. Effective December 31, 2011, we concluded our primary public offering of shares. We may offer shares to our existing stockholders through our DRP to the extent we make future cash distributions to our stockholders. Over the long term, we believe that offering shares under our DRP is in the best interest of our stockholders. If and when we pay cash distributions, the DRP is expected to provide an important source of funding for our share redemption plan and increase the likelihood that we will be able to (i) continue to pay down acquisition-related debt; (ii) acquire timberland properties at an attractive price, thereby improving stockholder returns; and (iii) further diversifying our portfolio of timberland properties, thereby reducing risk in our portfolio.

Listing Policy. We believe it continues to be in the best interest of our stockholders not to list our common shares for trading on a national exchange at this time. First, we just recently completed our primary public offering effective December 31, 2011. Second, it is more cost effective to remain unlisted and utilize Wells TIMO as our external advisor at the present time than it would be to internalize all the resources necessary to operate a listed company. Third, our shares are offered as a long-term investment. We believe that the benefit of being able to provide our stockholders with liquidity in the near-term through a stock exchange listing is outweighed by allowing the portfolio to mature and then completing a liquidity event such as a stock exchange listing of the shares or a sale or merger transaction that would result in our stockholders receiving cash or tradable securities having a value per share that is anticipated to be higher than the price at which our shares would likely trade today. Our charter currently requires that, in the event that our common stock is not listed on a national exchange by August 11, 2018, we must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating our investments and distributing the resulting proceeds to the stockholders. If we seek stockholder approval of an extension or amendment to this listing date and do not obtain it, we will then be required to seek stockholder approval to liquidate. In this circumstance, if we seek and do not obtain approval to liquidate, we will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

Employees

We have no direct employees. The employees of Wells TIMO and its affiliates provide services for us related to asset and forestry management, accounting, investor relations, and other administrative services. Wells TIMO is entitled to compensation as our advisor pursuant to the terms of the Advisory Agreement. We incurred approximately $3.7 million, $3.3 million, and $6.1 million in advisor fees and expense reimbursements for the years ended December 31, 2012, 2011, and 2010, respectively. See "Part III. Item 13. Certain Relationships and Related Transactions, and Director Independence" for a detailed discussion of our related-party agreements, transactions, fees, and reimbursements.

Competition

Selling timber is highly competitive in the current market, and we will experience competition from owners and managers of competing timberland properties for the procurement of timber supply agreements. As a result, we may have to offer price concessions or other inducements to timber users in order to procure timber supply agreements, all of which may have an adverse impact on our results of operations. Also, as we seek to acquire assets, we are in competition for targeted timberland tracts with other similar timber investment companies, as well as investors in land for purposes other than growing timber. As a result, we may have to pay more for the timberland tracts to become the purchaser if another suitable tract cannot be substituted. When it becomes time to dispose of timberland tracts, we will again be in competition with sellers of similar tracts to locate suitable purchasers of timberland.

Operational Dependency

We have engaged Wells TIMO, a wholly owned subsidiary of Wells Capital, to provide certain services essential to us, including asset management services, supervision of forestry management, asset acquisition and disposition services, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Wells TIMO is dependent on Wells Capital to provide certain services that are essential to their operations. This agreement can be terminated by either party upon 60 days' written notice. As a result of these relationships, we are dependent upon Wells Capital and Wells TIMO.

Wells Capital and Wells TIMO are both owned and controlled by Wells REF. Historically, the operations of Wells Capital, Wells TIMO, Wells Investment Securities, Inc. ("WIS"), Wells Management Company, Inc. ("Wells Management"), Wells Core Office Income REIT Advisory Services, LLC ("Wells Core Advisor"), and their affiliates represent substantially all of the business of Wells REF. Accordingly, we focus on the financial condition of Wells REF when assessing the financial condition of Wells Capital and Wells TIMO. In the event that Wells REF were to become unable to meet its obligations as they become due, we might be required to find alternative service providers.

Future net income generated by Wells REF will be largely dependent upon the amount of fees earned by Wells Capital, Wells TIMO, WIS, Wells Management, Wells Core Advisor, and their affiliates, based on, among other things, real estate assets managed, the amount of investor proceeds raised, and the volume of future acquisitions and dispositions of real estate assets by us and other Wells REF-sponsored programs, as well as any distribution income earned from equity interests in another REIT. As of December 31, 2012, we had no reason to believe that Wells REF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due. Modifying service agreements between Wells REF, or its affiliates, and Wells Timberland REIT, or other Wells REF-sponsored programs, could impact Wells REF's future net income and future access to liquidity and capital resources. For example, a large portion of Wells REF's income is derived under agreements with Columbia Property Trust, Inc. ("Columbia"), formerly known as Wells Real Estate Investment Trust II, Inc. Effective February 28, 2013, Columbia transitioned to self-management and indicated that it does not expect to rely on Wells REF for the same level of services beyond December 31, 2013. As such, Wells REF does not expect to receive significant compensation from Columbia beyond December 31, 2013.

Economic Dependency

We also are dependent upon the ability of our timber customers to pay their contractual amounts as they become due. The inability of a customer to pay future supply agreement amounts would have a negative impact on our results of operations. We are not aware of any reason why our current customers will not be able to pay their contractual amounts as they become due in all material respects. Situations preventing our customers from paying contractual amounts could result in a material adverse impact on our results of operations.

Assertion of Legal Action Against Related Parties

On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. ("Piedmont REIT") filed a putative class action and derivative complaint, presently styled *In re Wells Real Estate Investment Trust, Inc. Securities Litigation*, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President and Director; Wells Capital, the owner of our advisor; Wells Management; certain affiliates of Wells REF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of an internalization transaction by Piedmont REIT on April 16, 2007.

The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.

On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT.

On March 31, 2008, the Court granted in part the defendants' motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleged violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint sought, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint. Subsequent to the filing of the second amended complaint, the plaintiff said it intended to seek monetary damages of approximately $159 million plus prejudgment interest.

On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff's motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court's order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.

On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff's motion for leave to amend on June 23, 2009.

On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants' motion for summary judgment and granting, in part, the plaintiff's motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted "material" information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial.

On November 17, 2011, the Court issued rulings granting several of the plaintiff's motions in limine to prohibit the defendants from introducing certain evidence, including evidence of the defendants' reliance on advice from their outside legal and financial advisors, and limiting the defendants' ability to relate their subjective views, considerations, and observations during the trial of the case. On February 23, 2012, the Court granted several of the defendants' motions, including a motion for reconsideration regarding a motion the plaintiff had filed seeking exclusion of certain evidence impacting damages, and motions seeking exclusion of certain evidence proposed to be submitted by the plaintiff. The suit has been removed from the Court's trial calendar pending resolution of a request for interlocutory appellate review of certain legal rulings made by the Court.

On March 20, 2012, the Court granted the defendants leave to file a motion for summary judgment. On April 5, 2012, the defendants filed a motion for summary judgment. On April 24, 2012, the plaintiff filed its response to the defendants' motion for summary judgment. On May 7, 2012, the defendants filed their reply in support of their motion for summary judgment. On September 26, 2012, the Court granted the defendants' motion for summary judgment and entered judgment in favor of the defendants.

On October 22, 2012 Piedmont REIT announced that the parties reached agreement in principle to settle the lawsuit on October 12, 2012. Under the terms of the proposed settlement, the plaintiff will dismiss the appeal and release all defendants from liability in exchange for total payment of $4.9 million in cash by Piedmont REIT and its insurer. On December 31, 2012, the plaintiff filed a motion for preliminary approval of the settlement with the Court. On January 2, 2013, the Court preliminarily approved the settlement and scheduled a hearing for April 18, 2013, to determine whether to grant final approval of the settlement. The settlement, which is subject to court approval following notice to the class, will resolve the appeal and result in the final disposition of the case.

Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action if for any reason the settlement is not approved. Although Wells REF believes that it has meritorious defenses to the claims of liability and damages in these actions, Wells REF is unable at this time to predict the outcome of the appeal of this action or, if reinstated, reasonably estimate a range of damages, or how any liability and responsibility for damages might be allocated among the 17 defendants in the action, which includes 11 defendants not affiliated with Mr. Wells, Wells Capital, or Wells Management. The ultimate resolution of this matter could have a material adverse impact on Wells REF's financial results, financial condition, or liquidity.

Access to SEC Filings

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other filings we make with the SEC, including amendments to such filings, may be obtained free of charge from our website at *www.wellstimberland.com*, or through a link to the *www.sec.gov* website. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A. RISK FACTORS

Overview

Below are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects, and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may harm our business.

Risks Related to Investing in Us

There is no public trading market for stockholders' shares; therefore, it will be difficult for them to sell their shares.

There is no current public trading market for our shares and we have no current plans to apply for listing on any public securities market. Our charter also prohibits the ownership of more than 9.8% in value of our outstanding shares, or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of our outstanding common shares, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase stockholders' shares. In addition, we have adopted an amended and restated share redemption plan ("SRP") that includes numerous restrictions that limit stockholders' ability to sell their shares. The SRP provides that the redemption price for all redemptions, including redemptions sought within two years of a stockholder's death, qualifying disability or confinement to a long-term care facility, will be at a price equal to 95% of our estimated value per share. On December 14, 2012, our board of directors determined that our estimated per share value as of September 30, 2012 was $6.56, resulting in a redemption price of $6.23 per share, which is less than the maximum offering price per share in our public offerings of $10.00 per share. Our board is free to further amend or terminate the SRP upon 30 days' notice. Therefore, it will be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, they will likely have to sell them at a substantial discount to their purchase price. It is also likely that a stockholder's shares will not be accepted as the primary collateral for a loan.

The estimated per-share value of our common stock as determined by our board of directors is subject to certain limitations and qualifications and may not reflect the amount you would obtain if you tried to sell your shares or if we liquidated our assets.

We previously established the offering price of our shares on an arbitrary basis, which bore no relationship to our book or asset values or to any other established criteria for valuing shares and was likely higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker/dealers, especially in light of the upfront fees that we paid in connection with the issuance of our shares.

On December 14, 2012, to assist broker/dealers in connection with their obligations under applicable Financial Industry Regulatory Authority ("FINRA") rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act ("ERISA") reporting requirements, our board of directors established an estimated per-share value of our common stock. The estimated value of $6.56 per share as of September 30, 2012 determined by our board of directors was consistent with the recommendation of our advisor, a third-party certified public accounting firm and a third-party forest consulting and certified timber valuation firm engaged by our board. The estimated value was based on a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated per-share value. Accordingly, with respect to its estimated per-share value, we can provide no assurance that:

- a stockholder would be able to realize this estimated value per share upon attempting to resell his or her shares;
- we would be able to achieve, for our stockholders, the estimated per-share value, upon a listing of our shares of common stock on a national securities exchange, selling our timber portfolio, or merging with another company; or
- the estimated per-share value, or the methodologies relied upon to estimate the per-share value, will be found by any regulatory authority to comply with FINRA, ERISA, or any other regulatory requirements.

For a full description of the limitations and qualifications of the estimate, please refer to "Item 5-Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities".

The previous redemption price for shares under our SRP exceeds our estimated value per share, which has resulted in dilution to our remaining stockholders.

Under our SRP, to date we have only been able to redeem shares in connection with death, disability or confinement to a long-term care facility and such shares were all redeemed at a price per share equal to the price paid by the investor whose shares were subject to redemption. The maximum redemption price that may have been paid under the program prior to the determination of our estimated per share value was $10.00 per share, which was the maximum offering price of our shares of common stock in the primary portion of our public offerings.

On December 14, 2012, we announced an estimated per-share value of our common stock equal to $6.56 per share, calculated as of September 30, 2012. Therefore, prior to publication of an estimated per share value, we redeemed shares for an amount exceeding our estimated per share value, meaning that all previous redemptions were dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the redemptions may be dilutive to our remaining stockholders. If timber market fundamentals continue to deteriorate and we update our estimated per share value to reflect this deterioration, the current redemption price under our SRP may exceed our updated estimated per-share value.

We have completed only one significant timberland acquisition and if we are unable to raise additional equity or debt proceeds, we will be limited in the number and type of investments we may make, and the value of a stockholder's investment in us will fluctuate with the performance of the specific properties we acquire.

We have completed only one significant timberland acquisition. Our ability to identify and acquire well-performing properties and achieve our investment objectives depends upon the performance of our advisor in the selection of our investments and the ability of our advisor to obtain debt or equity financing on our behalf. Our Follow-On Offering expired on December 31, 2011. Unless we are able to raise additional equity or debt proceeds, we may not be able to achieve a broadly diversified timberland property portfolio. In that case, the likelihood of our profitability being affected by the performance of the Mahrt Timberland will increase. A stockholder's investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of timberland properties.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

We believe the current market for timberland properties is extremely competitive. To the extent that we have access to debt or equity capital, or internally generated capital, to make acquisitions, we will be competing for these timberland investments with other entities, including traditional corporations and REITs, forestry products companies, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts, individuals, and other entities. Many of our competitors have more experience, greater financial resources, and a greater ability than we do to borrow funds to acquire properties.

The greater the number of entities and resources competing for timberland properties, the higher the acquisition prices of these properties will be, which could reduce our profitability and our ability to pay distributions to stockholders. Our advisor may not be successful in obtaining suitable investments on financially attractive terms, and, that if our advisor makes investments on our behalf, our objectives may not be achieved. Delays we encounter in the selection and acquisition of properties would likely limit our ability to pay distributions to our stockholders and reduce our stockholders' overall returns.

We are substantially dependent on our business relationships with MeadWestvaco and its affiliated entities, and our continued success will depend on their economic performance.

We entered into the Timber Agreements with MeadWestvaco in connection with the acquisition of the Mahrt Timberland. The Timber Agreements provide that we will sell specified amounts of timber to a subsidiary of MeadWestvaco, subject to market pricing adjustments. The Timber Agreements are intended to ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide us with a reliable customer for the wood products from the Mahrt Timberland. Our financial performance is substantially dependent on the economic performance of MeadWestvaco and its affiliates as consumers of our wood products. Approximately 54% of our net timber sales revenue in 2012 was derived from these Timber Agreements. Therefore, our business and financial condition may be negatively and adversely impacted if the financial performance of MeadWestvaco suffers.

Our real estate investments are concentrated in timberland properties, making us more vulnerable economically than if our investments were diversified.

We own timberland properties and may make additional timberland acquisitions in the future. We are subject to risks inherent in concentrating investments in real estate. The risks resulting from a lack of diversification become even greater as a result of our current business strategy to invest primarily, if not exclusively, in timberland properties. A downturn in the real estate industry generally or the timber or forest products industries specifically could reduce the value of our properties. A downturn in the timber or forest products industries also could prevent our customers from making payments to us and, consequently, would prevent us from meeting debt service obligations or making distributions to our stockholders. The risks we face may be more pronounced than if we diversified our investments outside real estate or outside timberland properties.

We have not paid any cash distributions to date to our stockholders. Future cash distributions are not guaranteed and may fluctuate.

As of the date of this report, we have not paid any cash distributions. If we do make distributions to our stockholders, the actual amount and timing of distributions will be determined by our board of directors in its discretion and typically will depend upon the amount of funds available for distribution, which will depend on items such as current and projected cash requirements, tax considerations, and restrictive covenants imposed on us by our credit agreements. As a result, our distribution rate and payment frequency may vary from time to time. Our long-term strategy is to fund the payment of any distributions to our stockholders entirely from our cash flow from operations. However, we may borrow funds to make cash distributions. In the event that we are unable to consistently fund any distributions to stockholders entirely from our cash flows from operations, the value of a stockholder's shares upon the possible listing of our stock, the sale of our assets, or any other liquidity event may be reduced.

If we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investments and a stockholder's overall return may be reduced.

As of the date of this report, we have not paid any cash distributions. There are many factors that can affect the availability and timing of distributions to stockholders. We expect to fund any distributions principally from cash flow from operations; however, our organizational documents permit us to pay distributions from any source, including borrowings or from net equity proceeds raised under our DRP. If we fund distributions from financings or the net equity proceeds pursuant to our DRP, we will have fewer funds available for the investment in, and acquisition of, properties; thus, the overall return to our investors may be reduced. Further, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain. We may also fund such distributions from advances from our advisor or sponsors or from our advisor's deferral of its fees under the Advisory Agreement. We can give no assurance that we will be able to pay cash distributions, or that if paid, such cash distributions will be funded from cash flow from operations.

If we seek to internalize our management functions, the percentage of our outstanding common stock owned by our other stockholders could be reduced, and we could incur other significant costs associated with the internalization.

At some point in the future, we may consider internalizing the functions performed for us by our advisor and its affiliates, particularly if we seek to list our shares on a national securities exchange as a way of providing our stockholders with liquidity. The method by which we could internalize these functions could take many forms.

We may hire our own group of executives and other employees or we may acquire our advisor and its affiliates or their respective assets including their existing workforce. The method or cost of internalizing cannot be determined or estimated at this time. Further, if we acquired our advisor and its affiliates, the amount and type of consideration that we would pay in this type of transaction could vary greatly. For example, we could acquire the advisor and its affiliates through a merger in which we issued shares of our common stock for all of the outstanding common stock or assets of these entities. Issuing shares of our common stock would reduce the percentage of our outstanding shares owned by stockholders prior to any transaction. Further, issuing promissory notes as full or partial payment of the consideration in the transaction could reduce our net income and our ability to make distributions to stockholders, particularly if internalizing these functions does not produce any cost savings. If we were to internalize our management functions, we may not realize the perceived benefits, we may not be able to properly integrate a new staff of managers and employees, or we may not be able to effectively replicate the services provided previously by our advisor or its affiliates. Internalization transactions involving the acquisition of advisors or their affiliates have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims, which would reduce the amount of funds available to us to invest in properties or other investments or to pay distributions. If we were to internalize our management functions, these factors could cause such internalization to have a material adverse effect on our results of operations, financial condition, and ability to pay distributions.

The loss of or inability to obtain key personnel of our advisor or its manager could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of stockholders' investments.

Our success depends to a significant degree upon the contributions of certain key personnel, including Leo F. Wells, III, Douglas P. Williams, Robert F. Kennedy, Brian M. Davis, Troy A. Harris, and Don L. Warden, each of whom are key personnel of our advisor or Wells Capital, its manager, and would be difficult to replace. We cannot guarantee that such persons will remain affiliated with us. If any of these key personnel were to cease their affiliation with our advisor or its manager, our operating results could suffer. We do not intend to maintain key-person life insurance on any person. We believe that our future success depends, in large part, upon the ability of our advisor and its manager to retain highly skilled managerial, operational, and marketing personnel. Competition for retention of our advisor's and its manager's existing skilled personnel is intense, and our advisor and its manager may be unsuccessful in attracting and retaining such skilled personnel. Further, we intend to establish strategic relationships with firms that have special expertise in certain services or as to timberland properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties in such regions. We may be unsuccessful in attracting and retaining such relationships. If our advisor or its manager loses or is unable to obtain the services of highly skilled personnel or does not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, and the value of stockholders' investments may decline.

Our operating performance could suffer if Wells Capital incurs significant losses, including those losses that may result from being the general partner of other entities.

Our advisor, Wells TIMO, currently has only eight employees and will rely upon the employees of its manager, Wells Capital, to perform many of the services our advisor is required to perform for us. We are dependent on our advisor to select our investments and conduct our operations; thus, adverse changes in the financial health of Wells Capital could hinder our advisor's ability to successfully manage our operations and our portfolio of investments. As a general partner to many Wells-sponsored programs, Wells Capital may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against Wells Capital could result in a substantial reduction of its net worth. If such liabilities affected the level of services that Wells Capital could provide on behalf of Wells TIMO, our operations and financial performance could suffer as well, which would limit our ability to make distributions and decrease the value of stockholders' investments.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce stockholders' and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides generally that no independent director will be liable to us or our stockholders for monetary damages and that we will indemnify them for losses unless they are grossly negligent or engage in willful misconduct. These rights to indemnification and advancement of expenses vest immediately upon such independent director's election. We will also indemnify our independent directors for losses related to alleged state or federal securities laws violations unless the allegations are not successfully adjudicated or dismissed with prejudice or unless a properly informed court of competent jurisdiction has not otherwise determined that indemnification should be made. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees, and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

Stockholders' interests in us will be diluted if we issue additional shares, which could reduce the overall value of their investments.

Our investors do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue one billion shares of stock, of which 900 million shares are designated as common stock and 100 million are designated as preferred stock. Our board of directors may amend our charter to increase the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. Our board may elect to (1) sell additional shares in future public offerings; (2) issue equity interests in private offerings; (3) issue shares of our common stock upon the exercise of the options we may grant to our independent directors or to employees of Wells TIMO or Wells Capital; (4) issue shares to our advisor, its successors, or assigns, in payment of an outstanding fee obligation; (5) issue shares of our common stock to sellers of properties we acquire in connection with an exchange of limited partnership interests of Wells Timberland OP; or (6) issue shares of common stock pursuant to stock dividends. To the extent we issue additional equity interests, our investors' percentage ownership interest in us will be diluted. Further, depending upon the terms of such transactions, most notably the offering price per share, which may be less than the price paid per share by investors, and the value of our properties, existing stockholders also may experience a dilution in the book value of their investments in us.

We issued quarterly common stock dividends to stockholders of record as of certain dates between August 9, 2010 and December 15, 2011. The stock dividends annualized to a 2% rate in 2011 and 3% rate in 2010. If an investor purchased shares in our Follow-On Offering but was not a stockholder of record for any of the stock dividend periods, the investor's interest in us was diluted as a result of the additional shares issued to those stockholders of record. Should our board of directors decide to issue additional common stock dividends, and should an investor purchase shares after the periods selected by our board as record dates for such common stock dividends, the investor's interest in us will be further diluted.

Risks Related to Conflicts of Interest

Wells Capital, its affiliates, and our officers will face competing demands on their time, and this may cause our operations and stockholders' investments to suffer.

We rely on Wells TIMO, our advisor, for the day-to-day operation of our business. Wells TIMO relies on the personnel of its parent company and manager, Wells Capital, to perform many of the services Wells TIMO is required to perform as our advisor. Wells Capital and its affiliates, including Leo F. Wells, III, our President and Director and the President of Wells Capital; and Douglas P. Williams, our Executive Vice President and the Senior Vice President of Wells Capital, have interests in other Wells programs and engage in other business activities, including providing advisory services to Wells Core Office Income REIT, Inc. ("Wells Core REIT"), and other Wells REF-sponsored real estate programs. As a result, they will have conflicts of interest in allocating their time among us and other Wells programs and activities in which they are involved. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. If this occurs, the returns on our investments, and the value of stockholders' investments, may decline.

Our officers and some of our directors face conflicts of interest related to the positions they hold with Wells Capital, its affiliates, and other Wells REF-sponsored programs, which could hinder our ability to successfully implement our business strategy and to generate returns to stockholders.

Our executive officers and one of our directors, Leo F. Wells III, are also officers and/or directors of Wells Capital, our dealer-manager, and other affiliated entities and Wells REF-sponsored programs. As a result, they owe fiduciary duties to these various entities and their stockholders and limited partners, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could hinder the implementation of our business strategy and our investment and operational opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Wells TIMO and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and other programs advised by Wells Capital, which could result in actions that are not in the long-term best interest of our stockholders. The amounts payable to Wells TIMO upon termination of the Advisory Agreement may also influence decisions about terminating Wells TIMO or our acquisition or disposition of investments.

Under the Advisory Agreement between us, Wells Timberland OP, and Wells TIMO, and pursuant to the terms of the special units Wells TIMO owns in Wells Timberland OP, Wells TIMO is entitled to fees and other payments from us and Wells Timberland OP that are structured in a manner intended to provide incentives to Wells TIMO to perform in our best interest and in the best interest of our stockholders. However, because Wells TIMO is entitled to receive compensation upon the disposition, but not the acquisition, of our assets, its interests may not be wholly aligned with those of our stockholders. As a result, these compensation arrangements could influence our advisor's advice to us, as well as the judgment of the affiliates of Wells TIMO who serve as our officers or directors. Among other matters, the compensation arrangements could affect their judgment with respect to:

- the continuation, renewal, or enforcement of the Advisory Agreement with Wells TIMO;
- property sales, which entitle Wells TIMO to real estate commissions and possible success-based payments;
- the valuation of our timberland properties, which determines the amount of the asset management fee payable to Wells TIMO and affects the likelihood of any success-based payments;
- property acquisitions from third parties, thereby increasing the likelihood of related fee income for Wells TIMO;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle Wells TIMO to a success-based payment but could also hinder its sales efforts for other programs if the price at which our shares trade is lower than the price at which we offered shares to the public; and
- whether and when we seek to sell the company or our assets, which sale could entitle Wells TIMO to a success-based payment from Wells Timberland OP but could also hinder its sales efforts for other programs if the sales price for the company or its assets results in proceeds less than the amount needed to preserve our stockholders' capital.

Wells TIMO will have considerable discretion with respect to the terms and timing of acquisition and disposition transactions. Considerations relating to its affiliates' compensation from other programs could result in decisions that are not in the best interest of our stockholders, which could hurt our ability to pay distributions to stockholders or result in a decline in the value of stockholders' investments.

The fees we pay Wells TIMO under the Advisory Agreement and the amounts payable to Wells TIMO under the Wells Timberland OP partnership agreement were not determined on an arm's-length basis and therefore may not be on the same terms as those we could negotiate with a third party. Because the Advisory Agreement must be renewed annually, the fees and other amounts that we pay to Wells TIMO may increase in future renewals.

Our independent directors rely on information and recommendations provided by Wells TIMO to determine the fees and other amounts payable to Wells TIMO and its affiliates pursuant to the terms of the Advisory Agreement and the special units in Wells Timberland OP. As a result, these fees and payments cannot be viewed as having been determined on an arm's-length basis, and we cannot assure stockholders that an unaffiliated third party would not be willing and able to provide to us similar services at a lower price. Because the Advisory Agreement must be renewed on an annual basis, our independent directors may increase the fees and other amounts payable to Wells TIMO in future renewals. If the fees and other amounts we pay Wells TIMO are increased, our ability to pay distributions to our stockholders and make investments will be reduced.

We are dependent upon Wells TIMO and its affiliates to conduct our operations; thus, adverse changes in their financial health or our relationship with them could cause our operations to suffer.

We are dependent upon Wells TIMO and its affiliates to conduct our operations. Thus, adverse changes to our relationship with, or the financial health of, our advisor and its affiliates, including changes arising from litigation, could hinder their ability to successfully manage our operations and our portfolio of investments.

Affiliates of our advisor serve as a general partner to many Wells-sponsored limited partnership programs. Those affiliates may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against our advisor's affiliates could result in a substantial reduction of their net worth. If such liabilities affected the level of services that our advisor could provide, our operations and financial performance could suffer.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors, upon our qualification as a REIT, to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% in value of the aggregate of our outstanding shares, or more than 9.8% (in value or in shares, whichever is more restrictive) of the aggregate of our outstanding common shares. This restriction may have the effect of delaying, deferring, or preventing a change in control of our company, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring our company in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring, or preventing a change in control of our company, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our charter includes a provision that may discourage a stockholder from launching a tender offer for shares of our common stock.

Our charter requires that any tender offer made by a person, including any "mini-tender" offer, must comply with Regulation 14D of the Exchange Act, including the notice and disclosure requirements that would be applicable if the tender offer were for more than 5% of the shares. In addition, the offeror must provide notice to us of the tender offer at least 10 business days before initiating the tender offer. If the offeror does not comply with these requirements, we will have the right to repurchase that person's shares of our stock and any shares of our stock acquired in such tender offer based on the repurchase provisions in our charter. In addition, the noncomplying offeror shall be responsible for all of our expenses in connection with that stockholder's noncompliance, and we may offset any such expenses against the amount paid by us for the repurchase of the shares. This provision of our charter may discourage a person from initiating a tender offer for shares of our stock and prevent a stockholder from receiving a premium price for his shares of our common stock in such a transaction.

A stockholder's investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we become an unregistered investment company, we could not continue our business.

We do not intend to register as an investment company under the Investment Company Act of 1940, as amended. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record-keeping, voting, proxy disclosure, and other rules and regulations that would significantly increase our operating expenses.

In order to maintain our exemption from regulation under the Investment Company Act, we must engage primarily in the business of buying real estate. If we are unable to maintain a significant portion of our portfolios in properties, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns. This would reduce the cash available for distribution to investors and possibly lower stockholders' returns.

To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and which would be important to our investment strategy. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks stockholders may face.

Our board of directors determines our major policies, including our policies regarding investment strategies, financing, REIT qualification, and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks stockholders may face.

Stockholders may not be able to sell their shares under the SRP and, if they are able to sell their shares under the plan, they may not be able to recover the amount of their investments in our shares.

Our board of directors has adopted an SRP, as amended, but there are significant conditions and limitations that would limit stockholders' ability to sell their shares under the plan. In addition, our board of directors may amend, suspend, or terminate our SRP upon 30 days' notice and without stockholder approval.

We limit the number of shares redeemed pursuant to our SRP as follows: (1) during any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year; and (2) we may not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for redemptions (other than those following an investor's death or qualifying disability) since the beginning of the then-current calendar year to exceed the sum of (x) the net proceeds from the sale of shares under our DRP during such period and (y) any additional amounts reserved for such purpose by our board of directors. We have not yet paid any cash distributions and, therefore, have not received any proceeds under our DRP. In addition, our board of directors has not reserved any amounts except for redemptions made in connection with death, qualifying disability, or confinement to a long-term care facility. Therefore, these limits are likely to prevent us from accommodating all redemption requests made in any year. The price for all redemptions is now equal to 95% of our estimated per-share value. These restrictions will severely limit stockholders' ability to sell their shares should they require liquidity and will limit their ability to recover the value they invested.

Payment of fees to Wells TIMO and its affiliates will reduce cash available for investment and distribution, and increase the risk that stockholders will not be able to recover the amount of their investments in our shares.

Wells TIMO and its affiliates will perform services for us in connection with the selection and acquisition of our investments, the management of our properties, and the administration of our other investments. We pay Wells TIMO and its affiliates substantial fees for these services. Payment of these fees reduces the amount of cash available for investment in properties or distribution to stockholders. Wells TIMO, as the holder of the special units, also may be entitled to receive a distribution upon the sale of our properties and/or a payment in connection with the redemption of the special units upon the earlier to occur of specified events, including the listing of our shares on a national securities exchange or the termination of the Advisory Agreement. These payments to Wells TIMO increase the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares paid by our investors. In addition, substantial up-front fees paid by investors in our public offerings also increase the risk that stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Outstanding preferred stock may limit proceeds payable to the holders of common stock in the event we are liquidated or dissolved prior to the redemption of the preferred stock.

We had 27,585 shares of Series A preferred stock and 9,807 shares of Series B preferred stock (the "Preferred Stock") outstanding as of December 31, 2012. Prior to May 9, 2011, dividends accrued on the shares of the Preferred Stock daily at a rate of 8.5% per year of the issue price of $1,000 per share. On May 9, 2011, our board of directors approved a decrease in the annual dividend rate on the Preferred Stock from 8.5% to 1.0%. If we are liquidated or dissolved, the holders of the Preferred Stock are entitled to receive the issue price of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock. As a result, the amount of funds holders of our common stock would otherwise receive upon a liquidation or dissolution would be reduced in the event the Preferred Stock had not been redeemed prior to such an event.

Risks Related to Investments in Timberland

We are subject to the credit risk of our customers. The failure of any of our customers to make payments due to us under our supply agreements could reduce our distributions to our stockholders.

Current and future customers who agree to purchase our timber under supply contracts will range in credit quality from high to low. We assume the full credit risk of these parties, as we have no payment guarantees under the contract or insurance if one of these parties fails to make payments to us. While we intend to continue acquiring timberland properties in well-developed and active timber markets with access to numerous customers, we may not be successful in this endeavor. Depending upon the location of any additional timberland properties we acquire and the supply agreements we enter into, our supply agreements may be concentrated among a small number of customers. Even though we may have legal recourse under our contracts, we may not have any practical recourse to recover payments from some of our customers if they default on their obligations to us. Any bankruptcy or insolvency of our customers, or failure or delay by these parties to make payments to us under our agreements, would cause us to lose the revenue associated with these payments and could cause us to reduce the amount of distributions to our stockholders.

Changes in demand for HBU property may reduce our anticipated land sale revenues.

We anticipate that we will sell portions of our timberland property base from time to time in the event that we determine that certain properties have become more valuable for development, recreation, conservation, and other uses than for growing timber, which we refer to as HBU property. A number of factors, including a slow-down in commercial or residential real estate development or a reduction in the availability of public funding for conservation projects, could reduce the demand for these properties and reduce any revenues that we could realize from our land sale program.

Large-scale increases in the supply of timber may affect timber prices and reduce our revenues.

Some governmental agencies, principally the U.S.D.A. Forest Service and the U.S. Department of the Interior's Bureau of Land Management, own large amounts of timberland. If these agencies choose to sell more timber from their timberland holdings than they have been selling in recent years, timber prices could fall and our revenues could be reduced. Any large reduction in the revenues we expect to earn from our timberland investments may reduce the returns, if any, we are able to achieve for our stockholders.

The cyclical nature of the forest products industry could impair our ability to make distributions to our stockholders.

Our operating results are affected by the cyclical nature of the forest products industry. Unlike other REITs that are parties to leases and other contracts providing for relatively stable payments over a period of years, our operating results depend on prices for timber that can experience significant variation and that have been historically volatile. Like other participants in the forest products industry, we have limited direct influence over the timing and extent of price changes for cellulose fiber, timber, and wood products. Although some of the supply agreements we have entered into and those we expect to enter into in the future fix the price of our harvested timber for a period of time, these contracts may not protect us from the long-term effects of price declines and may restrict our ability to take advantage of price increases.

The demand for timber and wood products is affected primarily by the level of new residential construction activity, the supply of manufactured timber products, including imports of timber products, and, to a lesser extent, repair and remodeling activity and other commercial and industrial uses. The demand for timber also is affected by the demand for wood chips in the pulp and paper markets and for hardwood in the furniture and other hardwood industries. The demand for cellulose fiber is related to the demand for disposable products such as diapers and feminine hygiene products. These activities are, in turn, subject to fluctuations due to, among other factors:

- changes in domestic and international economic conditions;
- interest and currency rates;
- population growth and changing demographics; and
- seasonal weather cycles (for example, dry summers and wet winters).

Decreases in the level of residential construction activity generally reduce demand for logs and wood products. This can result in lower revenues, profits, and cash flows. In addition, increases in the supply of logs and wood products, at both the local and national level, during favorable price environments also can lead to downward pressure on prices. Timber owners generally increase production volumes for logs and wood products during favorable price environments. Such increased production, however, when coupled with even modest declines in demand for these products in general, could lead to oversupply and lower prices. For example, the federal government owns a large amount of timberland. If the federal government chooses to sell more timber than it has been selling in recent years, then timber prices could fall. Additionally, wood products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products. Oversupply can result in lower revenues, profits, and cash flows to us and could impair our ability to make distributions to our stockholders.

Uninsured losses relating to the timberland properties we own and may acquire may reduce our stockholders' returns.

The volume and value of timber that can be harvested from the timberlands we own and may acquire may be limited by natural disasters such as fire, hurricane, earthquake, insect infestation, drought, disease, ice storms, windstorms, flooding, and other weather conditions and natural disasters, as well as other causes such as theft, trespass, condemnation, or other casualty. We do not intend to maintain insurance for any loss to our standing timber from natural disasters or other causes. Any funds used for such losses may reduce cash available for distributions to our stockholders.

The forest products industry and the market for timberland properties are highly competitive, which could force us to pay higher prices for our properties or limit the amount of suitable timberland investments we are able to acquire and thereby reduce our profitability and the return on an investment in us.

The forest products industry is highly competitive in terms of price and quality. We own only a single significant timberland investment. Many of our competitors, both domestic and international, have substantially greater financial and operating resources and are better able to absorb the risks of timberland investing. In recent years, the timberland investment business has experienced increasing competition for the purchase of timberland properties from both commercial and residential real estate developers as a result of urban and suburban expansion. We expect this trend to continue. Many real estate developers have substantially greater financial resources than our company. In addition, many developers tend to use high relative amounts of leverage to acquire development parcels, which we may not be willing or able to incur. Purchases of timberland parcels for development not only reduce the amount of suitable timberland investment properties, but also tend to separate larger, existing timberland properties into smaller units, which have reduced economies of scale and are less desirable for harvesting and the future marketability of the property for timber harvesting or other uses. Competition from real estate developers and others limits the amount of suitable timberland investments available for us to acquire, and any increase in the prices we expect to pay for timberland may reduce the returns, if any, we are able to achieve for our stockholders.

Harvesting our timber may be subject to limitations that could impair our ability to receive income and make distributions to our stockholders.

Weather conditions, timber growth cycles, property access limitations, and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of timberlands as may other factors, including damage by fire, hurricane, earthquake, insect infestation, disease, prolonged drought, and other natural disasters. Furthermore, we may choose to invest in timberlands that are intermingled with sections of federal land managed by the U.S.D.A. Forest Service or other private owners. In many cases, access might be achieved only through a road or roads built across adjacent federal or private land. In order to access these intermingled timberlands, we would need to obtain either temporary or permanent access rights to these lands from time to time. Our revenue, net income, and cash flow from our operations will be dependent to a significant extent on the continued ability to harvest timber on our timberland at adequate levels and in a timely manner.

We face possible liability for environmental clean-up costs and wildlife protection laws related to the timberland properties we acquire, which could increase our costs and reduce our profitability and cash distributions to our stockholders.

We are subject to regulation under, among other laws, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act of 1980, the National Environmental Policy Act, and the Endangered Species Act, as well as comparable state laws and regulations. Violations of various statutory and regulatory programs that apply to our operations could result in civil penalties; damages, including natural resource damages; remediation expenses; potential injunctions; cease-and-desist orders; and criminal penalties.

We may engage in the following activities that are subject to regulation:

- forestry activities, including harvesting, planting, and road-building use and maintenance;
- the generation of air emissions;
- the discharge of industrial wastewater and storm water; and
- the generation and disposal of both hazardous and nonhazardous wastes.

Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to the person's negligence or fault. While timberland properties do not generally carry as high a risk of environmental contamination as certain other real estate assets such as industrial properties, we may acquire timberlands subject to environmental liabilities, such as clean-up of hazardous substance contamination and other existing or potential liabilities of which we are not aware, even after investigations of the properties. We may not be able to recover any of these liabilities from the sellers of these properties. The cost of these clean-ups could therefore increase our operating costs and reduce our profitability and cash available to make distributions to our stockholders. The existence of contamination or liability also may materially impair our ability to use or sell an affected timberland property.

The Endangered Species Act and comparable state laws protect species threatened with possible extinction. A number of species present on timberlands in the United States have been, and in the future may be, protected under these laws, including the northern spotted owl, marbled murrelet, bald eagle, several trout and salmon species in the Northwest; and the red-cockaded woodpecker, bald eagle, wood stork, red hill salamander, and the flatwoods salamander in the South. Protection of threatened and endangered species may include restrictions on timber harvesting, road-building, and other forest practices on private, federal, and state land containing the affected species. The size of the area subject to restriction will vary depending on the protected species at issue, the time of year, and other factors, but can range from less than one acre to several thousand acres.

We expect that environmental groups and interested individuals will intervene with increasing frequency in the regulatory processes in the states where we intend to seek to acquire timberland properties. For example, if we acquire timberland property in Washington state, we would be required to file a Forest Practice Application for each unit of timber to be harvested. These applications may be denied or restricted by the regulatory agency or appealed by other parties, including citizens' groups. Environmental groups and interested individuals may also appeal individual forest practice applications or file petitions with the Forest Practices Board to challenge the regulations under which forest practices are approved. Appeals or actions of the regulatory agencies could delay or restrict timber harvest activities pursuant to these permits, and delays or harvest restrictions on a significant number of applications could result in increased costs. In addition to intervention in regulatory proceedings, interested groups and individuals may file or threaten to file lawsuits that seek to prevent us from implementing our operating plans. Any lawsuit or even a threatened lawsuit could delay harvesting on our timberlands. Among the remedies that could be enforced in a lawsuit is a judgment entirely preventing or restricting harvesting on a part of our targeted timberland properties.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and reduce distributions to our stockholders.

Because timberland investments are relatively illiquid, our ability to promptly sell one or more timberland properties in our portfolio in response to changing economic, financial, and investment conditions is limited. The real estate market is affected by many factors that are beyond our control, including:

- changes in international, national, regional, and local economic and market conditions;
- changes in interest rates and in the availability, cost, and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances, and the related costs of compliance with laws and regulations, fiscal policies, and ordinances;
- forestry management costs associated with maintaining and managing timberland properties;
- changes in operating expenses; and
- fires, hurricanes, earthquakes, floods, and other natural disasters, as well as civil unrest, acts of war, and terrorism, each of which may result in uninsured losses.

As part of our business plan and as necessary, we intend to sell portions of our timberland property holdings during opportunistic times. We plan on selling timberland to third parties who intend to put the timberland to an HBU and therefore may be willing to compensate us for the land in excess of prices we would typically receive if the land remained as timber-producing property. In acquiring a timberland property, however, and in entering into long-term supply agreements, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to market opportunities could result in lower distributions to our stockholders than would be available if we were able to quickly respond to such market opportunities.

If we sell properties and provide financing to purchasers, defaults by the purchasers would decrease our cash flows and limit our ability to make distributions to our stockholders.

In some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or our reinvestment of such proceeds in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced, or otherwise disposed of.

We may be unable to obtain accurate data on the volume and quality of the standing timber on a property that we intend to acquire, which may impair our ability to derive the anticipated benefits from the timberland property.

The quality and reliability of data concerning timberland properties varies greatly. Professional foresters collect data on species, volumes, and quantities of timber on a particular property by conducting "cruises" through the property. During these cruises, foresters sample timber stands at specified intervals and locations that have been pre-determined by forest statisticians. A cruise that is poorly designed or executed can result in misleading data. In addition, errors in compiling the data may lead to erroneous estimates of the volume and quality of the timber on a particular property. The latest inventory data available at the time of a timberland transaction may be based on cruises that are more than one year old. Timberland cruises are time-consuming and expensive, and, as a result, are usually not conducted on an annual basis. Consequently, timber inventories are often updated without a cruise by subtracting out the volume of timber that was harvested (usually an accurate number) and by adding in the volume of estimated tree growth (usually a less accurate number than the removal number). We may not be able to require an adjustment to the property purchase price from the seller if a post-acquisition cruise reveals a significant difference in timber volumes or quality from the pre-acquisition data. If we are unable to obtain or develop accurate and reliable data related to the timberland in which we invest, then our assumptions, forecasts, and valuations relating to those timberlands will be inaccurate. As a result, we may not be able to realize the anticipated returns from those timberlands or to sell the property for the price that we anticipated, which could negatively impact our financial condition and our ability to make distributions to stockholders.

Our estimates of the timber growth rates on our properties may be inaccurate, which would impair our ability to realize expected revenues from those properties.

We rely upon estimates of the timber growth rates and yield when acquiring and managing our timberland properties. These estimates are central to forecasting our anticipated timber revenues and expected cash flows. Growth rates and yield estimates are developed by forest statisticians using measurements of trees in research plots on a property. The growth equations predict the rate of height and diameter growth of trees so that foresters can estimate the volume of timber that may be present in the tree stand at a given age. Tree growth varies by soil type, geographic area, and climate. Inappropriate application of growth equations in forest management planning may lead to inaccurate estimates of future volumes. If these estimates are inaccurate, our ability to manage our timberland in a profitable manner will be diminished, which may interfere with our ability to make distributions to stockholders.

Changes in assessments, property tax rates, and state property tax laws may reduce our net income and our ability to make distributions to our stockholders.

Our expenses may be increased by assessments of our timberland properties and changes in property tax laws. We generally intend to hold our timberland properties for a substantial amount of time. Property values tend to increase over time, and as property values increase, the related property taxes generally also increase, which would increase the amount of taxes we pay. In addition, changes to state tax laws or local initiatives could also lead to higher tax rates on our timberland properties. Because each parcel of a large timberland property is independently assessed for property tax purposes, our timberland properties may receive a higher assessment and be subject to higher property taxes. In some cases, the cost of the property taxes may exceed the income that could be produced from that parcel of property if we continue to hold it as timberland. If our timberland properties become subject to higher tax rates, the revenues that we use to pay distributions could be diminished and our stockholders may receive a lower return on their investment.

Changes in land uses in the vicinity of our timberland properties may increase the amount of the property that we classify as HBU property, and property tax regulations may reduce our ability to realize the values of those HBU properties.

An increase in the value of other properties in the vicinity of our timberland properties may prompt us to sell parcels of our land as HBU properties. Local, county, and state regulations may prohibit us from, or penalize us for, selling a parcel of timberland for real estate development. Some states regulate the number of times that a large timberland property may be subdivided within a specified time period, which would also limit our ability to sell our HBU property. In addition, in some states timberland is subject to certain property tax policies that are designed to encourage the owner of the timberland to keep the land undeveloped. These policies may result in lower taxes per acre for our timberland properties as long as they are used for timber purposes only. However, if we sell a parcel of timberland in such states as an HBU property, we may trigger tax penalties, which could require us to repay all of the tax benefits that we have received. Our inability to sell our HBU land on terms that are favorable to us could negatively affect our financial condition and our ability to make distributions to our stockholders.

We may be unable to properly estimate non-timber revenues from any properties that we acquire, which would impair our ability to acquire attractive properties, as well as our ability to derive the anticipated revenues from those properties.

If we acquire any additional properties, we likely will expect to realize revenues from timber and non-timber-related activities, such as the sale of conservation easements and recreation leases. Non-timber activities can contribute significantly to the revenues that we derive from a particular property. We will rely on estimates to forecast the amount and extent of revenues from non-timber-related activities on our timberland properties. If our estimates concerning the revenue from non-timber-related activities are incorrect, we will not be able to realize the projected revenues. If we are unable to realize the level of revenues that we expect from non-timber activities, our revenues from the underlying timberland would be less than expected and our ability to make distributions to our stockholders may be negatively impacted.

Any international investments we make will be subject to changes in global market trends that could adversely impact our ability to make distributions to our stockholders.

A portion of our timberland portfolio may consist of properties located in timber-producing regions outside the U.S. These international investments could cause our business to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances in addition to those experienced in U.S. locations. Adverse changes in the following factors, among others, could have a negative impact on our business, results of operations, and our ability to make distributions to our stockholders:

- effects of exposure to currency other than United States dollars, due to having non-U.S. customers and foreign operations;
- regulatory, social, political, labor, or economic conditions in a specific country or region; and
- trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, and import and export licensing requirements.

Risks Associated with Debt Financing

Economic conditions may have an impact on our business, our financial condition, and our ability to obtain debt financing in ways that we currently cannot predict.

Turmoil in the global financial system may have an impact on our business and our financial condition. Despite improved access to capital for some companies, the capital and credit markets continue to be affected by extreme volatility and disruption during the past four years. The health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized. The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The Federal Deposit Insurance Corporation's list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets. Liquidity in the global credit market has been severely contracted by market disruptions, and new lending is expected to remain subdued in the near term. We have relied on debt financing to finance the Mahrt Timberland. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets. Disruptions in the financial markets could have an impact on our interest rate swap agreements if our counterparties are forced to default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, or other reasons. We may be materially and adversely affected in the event of a significant default by one of our counterparties. In addition, depressed economic conditions could influence the levels of consumer spending and reduce the demand for goods produced from our wood, which would have a material adverse effect on our financial condition. Our ability to make future principal and interest payments on our debt depends upon our future performance, which is subject to general economic conditions; industry cycles; and financial, business, and other factors affecting our operations, many of which are beyond our control.

If we default on the terms of the CoBank loan, stockholders who invest in us prior to the repayment of the loan could lose some or all of their investment.

In September 2012, we borrowed approximately $133.0 million to refinance the outstanding Mahrt loan balance and to partially fund a property acquisition. As of December 31, 2012, the CoBank loan had a principal balance of approximately $132.4 million, which we must repay on or before August 11, 2018. The CoBank loan is secured by, among other things, a first priority security interest in the Mahrt Timberland. Our ability to repay the CoBank loan is dependent upon the success of our operations in generating sufficient cash flow to meet our obligations under the CoBank loan. If we are unable to repay the CoBank loan when due, then unless we are able to refinance the CoBank loan or otherwise amend its terms, we will be in default under the CoBank loan. If we default on the CoBank loan and if the lenders under the CoBank loan foreclose upon their security interest, our existing stockholders could lose some or all of their investment and it would be unlikely that we would be able to meet our investment objectives or continue our operations.

We may incur additional indebtedness which could increase our business risks and may reduce the value of a stockholder's investment.

We have acquired, and in the future may acquire, real properties by borrowing funds. In addition, we may incur mortgage debt and pledge some or all of our real properties as security for that debt to obtain funds to acquire additional real properties. We may also borrow funds if needed to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. We may also borrow funds if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

Significant borrowings by us increase the risks of a stockholder's investment. If there is a shortfall between the cash flow from properties and the cash flow needed to service our indebtedness, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of a stockholder's investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages or other indebtedness contains cross-collateralization or cross-default provisions, a default on a single loan could affect multiple properties.

High mortgage interest rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income, and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable interest rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans become due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue any insurance coverage that we may have, or replace our advisor. These or other limitations may limit our flexibility and our ability to achieve our operating plans.

Increases in interest rates could increase the amount of our debt payments and further hinder our ability to pay distributions to our stockholders.

We have incurred significant indebtedness that accrues interest at a variable rate, and we may incur additional debt in the future. Interest we pay under the CoBank loan and any other debt we incur will reduce our operating cash flows and further hinder our ability to make distributions to our stockholders. Additionally, if we incur additional variable-rate debt, increases in interest rates would increase our interest cost, which would reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of high interest rates, we could be required to sell one or more of our investments in order to repay the debt, which sale at that time might not permit realization of the maximum return on such investments.

We have authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of stockholders' investments.

Our charter does not limit us from incurring debt until our aggregate debt would exceed 200% of our net assets (generally expected to approximate 65% of the cost of our timber assets before adjustments for noncash reserves, depletion, amortization, and depreciation). Our debt obligations may cause us to incur higher interest charges on any additional debt incurred in the future and will result in higher debt service payments in order to service the higher debt levels. In addition, the terms of the Mahrt Loan include restrictive covenants such as the prohibition on paying cash distributions or redeeming shares unless we achieve certain financial performance measures under the Mahrt Loan (except for distributions required to maintain our status as a REIT, and except for those redemptions allowed in cases of death or qualifying disability). These factors limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investments.

Actions of a joint venture partner could reduce the returns on our joint venture investments and decrease stockholders' overall return.

We may enter into joint ventures with third parties to acquire properties. We may also purchase properties in joint ventures or in partnerships, co-tenancies, or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, for example:

- the possibility that our co-venturer, co-tenant, or partner in an investment might become bankrupt;
- that such co-venturer, co-tenant, or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or
- that such co-venturer, co-tenant, or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our stockholders' returns.

Federal Income Tax Risks

Failure to continue to qualify as a REIT could reduce our net income, if any, and cash available for distributions.

Our qualification as a REIT depends upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets, and other tests imposed by the Internal Revenue Code of 1986, as amended, or the Code. We have no assurances that we will satisfy the requirements for REIT qualification in the future. Future legislative, judicial, or administrative changes to the federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT. If we fail to qualify as a REIT for any taxable year, we will be subject to federal and state income tax on our taxable income, if any, at corporate rates and/or penalties. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. To the extent we have taxable net income, losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

If we begin to pay cash distributions in the future, stockholders may incur a current tax liability on distributions that they elect to reinvest in our common stock.

If we begin to pay cash distributions in the future and a stockholder participates in our DRP, the stockholder will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, the stockholder will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless the stockholder is a tax-exempt entity, the stockholder may have to use funds from other sources to pay the tax liability on the value of the shares of common stock received.

Even if we continue to qualify for and elect to be taxed as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we continue to qualify for and elect to be taxed as a REIT for federal income tax purposes, we may be subject to some federal, state, and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (including net capital gain), we will be subject to federal and state corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.
- If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax.
- Our taxable REIT subsidiaries will be subject to tax on their taxable income.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders, which could increase our operating costs and decrease the value of stockholders' investments.

To maintain our REIT status, we must distribute to our stockholders each year 90% of our REIT taxable income (determined without regard to the dividends-paid deduction or net capital gain). At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to maintain our REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from (1) differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, (2) the effect of nondeductible capital expenditures, or (3) the creation of reserves. We may need to borrow funds at times when market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of our common stock.

To maintain our REIT status, we may be forced to forgo otherwise attractive opportunities, which could delay or hinder our ability to meet our investment objectives and lower the return on stockholders' investments.

To qualify as a REIT, we must satisfy tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

The extent of our use of taxable REIT subsidiaries may affect the value of our common stock relative to the share price of other REITs.

We conduct a portion of our business activities through one or more taxable REIT subsidiaries, or TRS. A TRS is a fully taxable corporation that may earn income that would not be qualifying REIT income if earned directly by us. Our use of TRSs enables us to engage in non-REIT-qualifying business activities, such as the sale of HBU properties. However, under the Code, no more than 25% of the value of the assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of our non-REIT-qualifying operations. Furthermore, because the income earned by our TRSs is subject to corporate income tax and is not subject to the requirement to distribute annually at least 90% of our REIT taxable income to our stockholders, our use of TRSs may cause our common stock to be valued differently than the shares of other REITs that do not use TRSs as extensively as we expect to use them.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on stockholders' investments.

As a REIT, we would be subject to a 100% tax on any net income from "prohibited transactions." In general, prohibited transactions are sales or other dispositions of property to customers in the ordinary course of business. Sales by us of HBU property at the REIT level could, in certain circumstances, constitute prohibited transactions.

We intend to avoid the 100% prohibited transaction tax upon qualification as a REIT by conducting activities that would be prohibited transactions through one or more TRSs. We may not, however, always be able to identify properties that will become part of our "dealer" land sales business. Therefore, if we sell any HBU properties at the REIT level that we incorrectly identify as property not held for sale to customers in the ordinary course of business or that subsequently become properties held for sale to customers in the ordinary course of business, we may be subject to the 100% prohibited transactions tax.

Retirement and Employee Benefit Plan Risks

If a fiduciary fails to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our stock, the fiduciary could be subject to criminal and civil penalties.

There are special considerations that apply to pension and employee benefit plans investing in our shares. If the fiduciary is investing the assets of a pension, profit-sharing, 401(k), Keogh, or other qualified retirement plan, the assets of an IRA, or the assets of any other plan that is subject to ERISA and/or the Code in our common stock, the fiduciary should satisfy that:

- the investment is consistent with the fiduciary obligations under ERISA and the Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's investment policy;
- a stockholder's investment satisfies the applicable prudence and diversification requirements of Sections 404 (a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;
- the investment will not impair the liquidity of the plan or IRA;
- the investment will not produce "unrelated business taxable income" for the plan or IRA;
- the fiduciary will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to equitable remedies. Fiduciaries may be held personally liable under ERISA for losses suffered by a plan as a result of a breach of fiduciary duty. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

Governmental plans, foreign plans, and church plans that are not subject to ERISA or the Code should make sure that the investment in our shares is in accordance with the plan and applicable law.

Governmental plans, foreign plans, and church plans generally are exempt from the requirements of ERISA and the Code. However, such plans may be subject to state, foreign, or other laws that impose fiduciary requirements similar to those of ERISA and the Code. Persons making an investment on behalf of a governmental, foreign, or church plan should satisfy themselves that the investment is in accordance with the plan and applicable law.

The annual statement of value that we send to stockholders subject to ERISA and to certain other plan stockholders is only an estimate and may not reflect the actual value of our shares.

The annual statement of value will report the estimated value of each share of common stock as of the close of our fiscal year. On December 14, 2012, our board of directors determined that our estimated per-share value was $6.56 as of September 30, 2012. The valuation was based on a number of estimate and assumptions that may not be accurate or complete. Stockholders should be aware that:

- a value included in the annual statement may not actually be realized by us or by our stockholders upon liquidation;
- stockholders may not realize that value if they attempted to sell their shares; and
- using the estimated statement of value, or the method used to establish the value, may not comply with any reporting and disclosure or annual valuation requirements under ERISA or other applicable law.

We will stop providing annual statements of value if our common stock becomes listed for trading on a national securities exchange.

If you invest in our shares through an IRA or other retirement plan, you will be limited in your ability to withdraw required minimum distributions.

If you establish an IRA or other retirement plan through which you invest in our shares, federal law may require you to withdraw required minimum distributions ("RMDs") from such plan in the future. Any share redemptions requested to satisfy these RMD requirements will be considered requests for "ordinary redemptions," as defined in our share redemption plan. Our share redemption plan limits the amount of ordinary redemptions that can be made in a given year to the lesser of (i) the sum of net proceeds from our distribution reinvestment plan during such period and an additional amounts reserved by our board of directors for such purpose, or (ii) 5% of the weighted-average common shares outstanding during the preceding year. To date we have not paid any cash distributions and therefore, there are no net proceeds from our distribution reinvestment plan, and our board of directors has not reserved any funds for ordinary redemptions. As a result, we have not made any ordinary redemptions and it is not likely that you will be able to redeem your shares at a time in which you need liquidity to satisfy the RMD requirements under your IRA or other retirement plan. Even if we begin paying cash distributions and receive net proceeds from our distribution reinvestment plan, it is likely that you will not be able to redeem all of your shares at one time, and any share that you redeem will be at a price less than the price at which the shares were initially purchased. If you fail to withdraw RMDs from your IRA or other retirement plan, you may be subject to certain tax penalties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

As of December 31, 2012, we owned interests in approximately 288,800 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. Of the approximately 288,800 acres, we owned fee-simple interests in approximately 246,300 acres and leasehold interests in approximately 42,500 acres. As of December 31, 2012, our timberlands contained an estimated 10.1 million tons of merchantable timber inventory, of which approximately 6.0 million tons was pulpwood, 2.1 million tons was chip-n-saw, and 2.0 million tons was sawtimber.

Our methods of estimating our timber inventory are consistent with industry practices. We must use significant assumptions and judgments to determine both our current timber inventory and the timber inventory that will be available over the harvest cycle; therefore, the physical quantity of such timber may vary significantly from our estimates. Our estimated inventory is calculated for each tract by utilizing growth formulas based on representative sample tracts and tree counts for various diameter classifications. The calculation of inventory is subject to periodic adjustments based on sample cruises, actual volumes harvested and other timber activity, including timberland sales. In addition to growth, the inventory calculation takes into account in-growth, which is the annual transfer of oldest pre-merchantable age class into merchantable inventory. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition. Nor are we aware of any such legal proceedings contemplated by governmental authorities.

Certain of our affiliates are engaged in various legal actions, including securities litigation, that are discussed more fully in "Item 1. Business. Assertion of Legal Action Against Related Parties".

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As of February 28, 2013, we had approximately 31.8 million shares of common stock outstanding held of record by a total of approximately 10,597 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our registrar and transfer agent. There is no established public trading market for our common stock. Under our charter, certain restrictions are imposed on the ownership and transfer of our shares.

To assist FINRA members who participated in our public offerings of common stock fulfill their obligations under FINRA rules relating to customer account statements, we disclose in each annual report distributed to stockholders a per-share estimated value of our common stock, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, our advisor prepares annual statements of estimated share values to assist both fiduciaries of retirement plans subject to the annual reporting requirements of ERISA and custodians of IRAs in the preparation of their reports relating to an investment in our shares. On December 14, 2012, we announced an estimated per-share value of our common stock of $6.56 per share, calculated as of September 30, 2012. The valuation methodology used is described below.

Estimated Per-Share Valuation Methodology

Summary:

In arriving at this estimate, which was determined as of September 30, 2012, we engaged (i) American Forest Management, Inc., a third-party forest consulting and certified timber valuation firm ("AFM"), to appraise our timber assets, which include timber, timberland and intangible lease assets, and (ii) Bennett Thrasher PC, an independent certified public accounting and consulting firm ("Bennett Thrasher"), to estimate the fair value of our non-timber assets and liabilities and preferred equity, and to use those estimates along with AFM's appraisal of our timber assets to calculate an estimated fair value of the shares of our common stock, including those shares issued to our stockholders as stock dividends.

The engagements of AFM and Bennett Thrasher were approved by our board of directors. AFM and Bennett Thrasher's analyses, opinions, and conclusions were developed in conformity with the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the American Society of Farm Managers and Rural Appraisers and in conformity with the Uniform Standards of Professional Appraisal Practice. Our board of directors and our advisor reviewed these analyses, opinions, and conclusions.

AFM and Bennett Thrasher worked with our advisor and our board of directors to gather information regarding our assets and liabilities. On December 6, 2012, Bennett Thrasher delivered a final report to our advisor, who shared the report with our board of directors. At a subsequent meeting of our board of directors, the advisor presented the report and recommended an estimated per-share value of our common stock. Our board of directors considered all information provided in light of its own extensive familiarity with our assets and liabilities and unanimously agreed upon an estimated value of our common stock of $6.56 per share, which is consistent with both the advisor's recommendation and Bennett Thrasher's estimate.

The estimated per-share value of our common stock was calculated by aggregating the fair values of our assets, subtracting the fair values of our liabilities and preferred equity, and dividing the total by the number of our common shares outstanding, including those shares issued to our stockholders as stock dividends, all as of September 30, 2012. Stock dividends issued to our stockholders had a dilutive impact on our estimated per-share value of $0.25 per share. The potential dilutive effect of our common stock options does not impact the estimated per-share value. The estimated common stock value is the same as our net asset value less the then-current fair value of our preferred equity. It does not reflect "enterprise value," which may include a premium for our rights under the Advisory Agreement and our potential ability to secure the services of a management team on a long-term basis.

Our key objectives are to arrive at an estimated per-share value of our common stock that is supported by methodologies and assumptions that are appropriate based on the current circumstances and calculated using processes and procedures that may be repeated in future periods. We believe that this approach comports with industry-standard valuation methodologies used for nontraded real estate companies.

Details:

As of September 30, 2012, the estimated per-share value of our common stock was calculated as follows:

Timber assets	$	11.70	(1)
Debt		(4.18)	(2)
Preferred equity		(1.24)	(3)
Other non-timber assets and liabilities, net		0.28	(4)
Estimated net asset value per-share of common stock	$	6.56	
Estimated enterprise value premium		None assumed	
Total estimated value per-share of common stock	$	6.56	

(1) Our timber assets were appraised using valuation methods that we believe are typically used by investors for similar timberland properties, including (i) comparison with sales of similar properties, (ii) determination of the market costs of the property's distinct components, and (iii) 25-year discounted cash flow models. All three approaches were used to arrive at the final value conclusion. Using this methodology, the appraised value of our timber assets reflects an overall decline from original purchase price, exclusive of acquisition costs and adjusted for post-acquisition capital investments and dispositions, of 10.3%. This decline was due to a decrease in merchantable timber on leased timberland (see below for more information regarding use of funds generated from these leased timberland tracts), offset by a modest increase in the value of our fee-interest timberland. We believe that the assumptions employed in the valuation are within the ranges used for similar timberland properties and held by investors with similar expectations to our investors.

The following are the key assumptions that are used in the discounted cash flow models to estimate the value of our timber assets:

Discount rate	5.51%
Annual price appreciation:	
Inflation (all costs)	0.00%
Bare land	0.50%
Pulpwood*	0.26%
Sawtimber*	0.40%
Recreational lease rates	1.00%
Holding period	25 years

* Represents weighted-average rates based on volumes, as calculated.

While we believe these assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our timber assets. For example, assuming all other factors remain unchanged, a change in the annual discount rate of 0.25% would yield a change in our total timber asset value of 1.13%.

[2] The fair values of our debt instruments were estimated using discounted cash flow models, which incorporate assumptions based on certain quantitative and qualitative factors that we believe reflect the terms currently available on similar borrowing arrangements to borrowers with credit profiles similar to us. The fair value of our debt as of September 30, 2012 is estimated to equal its book value.

[3] The fair value of the preferred equity was estimated using discounted cash flow models, which incorporate assumptions that we believe reflect the terms currently available on similar arrangements to companies with credit profiles similar to us. The preferred stock currently accrues dividends at an annual rate of 1.0%. If we were liquidated or dissolved, the preferred stock will be redeemed at the original issuance price of $1,000 per share plus any accrued but unpaid dividends (the "Preferred Equity Book Value") before any payment may be made to the holders of our common stock. Furthermore, we may redeem our preferred stock at the Preferred Equity Book Value any time at the discretion of our board of directors. As of September 30, 2012, the Preferred Equity Book Value of the preferred stock represented approximately $1.53 per share of common stock.

[4] The fair values of our non-timber assets and liabilities were estimated to materially reflect book value given their typically short-term (less than one year) settlement periods.

The estimated per-share value of our common stock as of September 30, 2012 ($6.56) has been adversely affected by:

- the economic downturn experienced over the last four years and its impact on:
  - capital markets, including the disruption of flow of both equity and debt capital into similar investments; and
  - timber and timberland markets, including the tepid outlook on housing and lumber pricing expectations.
- the carrying costs related to our debt capital, which was higher than originally anticipated largely due to the lack of equity capital raised by us during the economic downturn; and
- a decrease in merchantable timber on our leased timberland due to harvesting, from which net timber sales revenues were primarily used to fund carrying costs on our debt capital.

Wells TIMO and our board of directors elected to undertake two initiatives that positively affected the estimated per-share value of our common stock. In January 2012, Wells TIMO made the decision to forgo over $27 million in advisory fees. In addition, in May 2011, Wells REF, our advisor's parent company, agreed to a decrease in the annual dividend rate on the $37 million of preferred equity it held from 8.5% to 1.0% and our board of directors has not authorized payment of these dividends — allowing the capital to remain in the business.

We generally plan to update the estimated per-share value of its common stock on an annual basis.

Limitations and Risks

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete (see footnotes in "*Estimated Per-Share Valuation Methodology*" section above). Different parties with different assumptions and estimates could derive a different estimated per-share value. Accordingly, with respect to our estimated per-share value, we can provide no assurance that:

- a stockholder would be able to realize this estimated value per share upon attempting to resell his or her shares;
- we would be able to achieve, for our stockholders, the estimated per-share value, upon a listing of our shares of common stock on a national securities exchange, selling our timber portfolio, or merging with another company; or
- the estimated per-share value, or the methodologies relied upon to estimate the per-share value, will be found by any regulatory authority to comply with FINRA, ERISA, or any other regulatory requirements.

Furthermore, the estimated value of our shares of common stock was calculated as of a particular point in time. The value of our common stock will fluctuate over time in response to, among other things, changes in timber and timberland market fundamentals, capital market activities, and attributes specific to the timberland and supply agreements within our portfolio.

Offerings of Common Stock

On August 11, 2006, we commenced our initial public offering (the "Initial Public Offering") of up to 85.0 million shares of common stock, of which 75.0 million shares were offered in the primary offering for $10.00 per share and 10.0 million shares were reserved for issuance through the DRP. We terminated the Initial Public Offering on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares under the Initial Public Offering.

On August 6, 2009, we commenced our follow-on offering (the "Follow-On Offering") of up to 220.9 million shares of common stock, of which 200.0 million shares were offered in a primary offering for $10.00 per share and 20.9 million shares of common stock were reserved for issuance through our DRP. Effective December 31, 2011, we ceased offering shares for sale under the Follow-On Offering. From January 1, 2012 to February 13, 2012, we accepted $4.1 million of additional gross offering proceeds from the sale of approximately 0.4 million additional shares under the Follow-On Offering, which sales were agreed to by the investor on or before December 31, 2011. On March 15, 2012, we withdrew from registration the unsold primary offering shares. We raised gross offering proceeds of approximately $123.8 million from the sale of approximately 12.5 million shares under the Follow-On Offering.

In addition to the Initial Public Offering and the Follow-On Offering (collectively, the "Public Offerings"), we also offered up to approximately 11.4 million shares of our common stock to non-U.S. persons in a private placement, of which approximately 10.4 million shares were offered in a primary offering at $9.65 per share and up to approximately 1.0 million shares were reserved for issuance through an unregistered DRP (the "2010 German Offering"). The 2010 German Offering expired on August 6, 2011 and we raised approximately $8.5 million from the sale of approximately 0.9 million shares in the 2010 German Offering.

We raised gross offering proceeds from the sale of common stock under the Public Offerings and the 2010 German Offering (collectively, the "Offerings") of approximately $307.2 million. After deductions for payments of selling commissions and dealer-manager fees of approximately $24.7 million, other organization and offering expenses of approximately $1.4 million, approximately $0.4 million in placement and structuring agent fees, and common stock redemptions of approximately $2.6 million under the SRP, we had received aggregate net offering proceeds of approximately $278.1 million, which was used to partially fund the Mahrt Timberland acquisition, service acquisition-related debt, redeem shares of its preferred stock, and fund accrued dividends on redeemed shares of preferred stock. The percentage of the cost of raising capital under our Public Offerings to the amount of capital raised was 9.3%.

Distributions

The terms of our credit agreements prohibit us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification if our loan-to-collateral ratio is greater than or equal to 40%. The loan-to-collateral ratio (the "LTV Ratio") is expressed as a percentage of (a) the outstanding amount of all loans outstanding, less certain amounts permitted to be set aside under the terms of our credit agreements, for working capital and other purposes and any cash balances accumulated to fund distributions or any future acquisitions, to (b) the value of the timberland assets, as determined in accordance with our credit agreements. So long as our LTV Ratio remains below 40% and we maintain a minimum fixed-charge coverage ratio, as defined, of 1.05:1:00, we may declare, set aside funds for, pay dividends or distributions, or make other payments to our stockholders from future operating cash flows on a discretionary basis. The amount of distributions that we pay to our common stockholders will be determined by our board of directors and is dependent upon a number of factors, including the funds available for distribution to common stockholders, our financial condition, our capital expenditure requirements, our expectations of future sources of liquidity, and the annual distribution requirements necessary to maintain our status as a REIT under the Code.

Redemptions of Common Stock

Our board of directors adopted a share redemption plan, or SRP, as amended and restated, that allows stockholders who hold their shares for more than one year to sell their shares back to us, subject to certain limitations and penalties. Redemptions sought within two years of the death, qualifying disability, or qualification for federal assistance for confinement to a long-term care facility of a stockholder ("Qualified Special Redemptions") do not require a one-year holding period. Shares redeemed under the SRP, other than Qualified Special Redemptions, are limited to the lesser of (i) the sum of net proceeds received from the sale of shares through the DRP plus any additional amounts reserved for redemptions by our board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. Qualified Special Redemptions are limited to the sum of net proceeds received from the sale of shares through the DRP plus any additional amounts reserved for redemptions by our board of directors. To date, we have not received proceeds from the sale of shares through the DRP, as we have not made cash distributions to our stockholders. Our board of directors has approved a monthly, non-cumulative reserve of $150,000 to fund Qualified Special Redemptions. This reserve is currently funded by operating cash flows. However, we may borrow to fund future Qualified Special Redemptions. To the extent we do not receive proceeds from the sale shares of our common stock through the DRP, we may not be able to redeem shares through the SRP other than Qualified Special Redemptions.

Prior to October 1, 2012, the price for all redemptions, other than Qualified Special Redemptions, through the end of the period of one year after the completion of our offering stage was 91% of the aggregate amount paid to us for all shares owned by the redeeming stockholder divided by the number of shares owned by such stockholder. Thereafter, the redemption price will be 95% of the published estimated per-share value. Prior to October 1, 2012, the redemption price for Qualified Special Redemptions through the end of the period of one year after the completion of our offering stage was equaled to 100% of the aggregate amount paid to us for all shares owned by the redeeming stockholder divided by all shares owned by such stockholder. Thereafter, the redemption price was 100% of the published estimated per-share value.

On August 6, 2012, our board of directors suspended the Amended SRP, as defined below, effective October 1, 2012 until the first full month following the initial publication of the estimated per-share value. Also, on August 6, 2012, we amended the SRP (the "Amended SRP"), effective October 1, 2012. The Amended SRP provides that the redemption price for all redemptions, including Qualified Special Redemptions, will be calculated in the same manner. Specifically, until the initial publication in an Exchange Act report filed with the SEC of an estimated per-share value approved by the board of directors, the price per share was 91% of the aggregate amount paid to us for all shares owned by the redeeming stockholder, divided by the number of shares owned by such stockholder that were acquired from us. After the initial estimated per-share value publication, the price will be 95% of the estimated per-share value, plus or minus any valuation adjustment as provided in the Amended SRP.

During the year ended December 31, 2012, approximately 79,088 shares of common stock were redeemed under the SRP for approximately $0.7 million. In September 2012, qualified redemption requests exceeded the $150,000 limit set by our board of directors. As a result, September 2012 redemption requests were pro-rated per terms of the SRP. We redeemed $150,000 of shares at 100% the aggregate amount paid to us. Wells Capital reimbursed us for 9% of the amount of shares redeemed in September 2012, or $13,500. As of September 30, 2012, approximately $0.2 million of qualified redemption requests were unfulfilled and returned to the investors. No shares were redeemed during the fourth quarter of 2012 and no redemption requests were unfulfilled as of December 31, 2012.

We announced our estimated per-share value in a current report on Form 8-K on December 14, 2012. Effective January 1, 2013, the Amended SRP resumed and the price to be paid for shares redeemed under the Amended SRP will be 95% of the estimated per-share value of our common stock, or $6.23, plus or minus any valuation adjustment as provided in the Amended SRP.

Our board of directors may amend, suspend, or terminate the SRP upon 30 days' written notice and without stockholder approval.

Redemptions of Preferred Stock

Between October 2007 and December 2009, we issued 32,128 shares of Series A preferred stock and 11,500 shares of Series B preferred stock to Wells REF, our affiliate, in exchange for approximately $32.1 million and $11.5 million, respectively, or $1,000 per share.

On May 9, 2011, Wells REF, as the sole holder of the Series A preferred stock and Series B preferred stock, consented to the waiver of the daily accrual of dividends on the Series A preferred stock and Series B preferred stock at an annual rate of 8.5%, provided that from and after May 9, 2011, the dividends on the Series A preferred stock and Series B preferred stock will continue to accrue at an annual rate of 1%. In exchange for this reduction in the annual dividend rate, our board of directors approved the redemption of the Series A preferred stock and Series B preferred stock held by Wells REF using up to 40% of the net proceeds from the Follow-On Offering, provided that the amount of Series A preferred stock and Series B preferred stock redeemed per month from Wells REF not exceed $2.0 million. The Series A preferred stock and Series B preferred stock will be redeemed at the original issue price of $1,000 per share plus all accrued but unpaid dividends.

During the year ended December 31, 2012, we redeemed 356 shares of our Series A and Series B preferred stock at the original issue price of $1,000 per share plus accrued but unpaid dividends of $103,436. As of December 31, 2012, we had redeemed 6,236 shares of our preferred stock for approximately $7.9 million, consisting of approximately $6.2 million in original issuance price and approximately $1.7 million in accrued dividends. Approximately 37,392 shares of preferred stock remained outstanding as of December 31, 2012, with accrued but unpaid dividends of approximately $11.2 million included in preferred stock in the accompanying consolidated statements of stockholders' equity.

Recent Sales of Unregistered Securities

Issuance of Restricted Stock

Pursuant to our amended and restated independent directors compensation plan, we granted 1,000 shares of restricted common stock to each of our three independent directors upon their re-election to our board of directors on August 6, 2012. In addition, we issued 2,500 shares of restricted common stock to an independent director upon his appointment to our board on September 14, 2012. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act for transactions not involving a public offering.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data for 2012, 2011, 2010, 2009, and 2008 should be read in conjunction with the accompanying consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data" hereof.

	As of December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Total assets	**$ 350,260,242**	$ 345,322,607	$ 360,491,122	$ 371,571,157	$ 390,986,924
Total liabilities	**$ 140,173,053**	$ 155,514,335	$ 199,831,437	$ 244,046,346	$ 298,712,216
Total stockholders' equity	**$ 210,087,189**	$ 189,808,272	$ 160,659,685	$ 127,524,811	$ 92,274,708
Outstanding debt	**$ 132,356,123**	$ 122,025,672	$ 168,840,592	$ 216,841,297	$ 274,332,679
Outstanding long-term debt	**$ 132,356,123**	$ 122,025,672	$ 168,840,592	$ —	$ 208,600,930
	For the Year Ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Total revenues	**$ 44,199,779**	$ 40,017,827	$ 47,582,144	$ 52,245,649	$ 48,271,055
Net loss	**$ (8,870,732)**	$ (11,945,363)	$ (15,809,720)	$ (19,948,257)	$ (53,274,682)
Net loss available to common stockholders	**$ (9,244,724)**	$ (13,502,038)	$ (19,518,100)	$ (23,588,636)	$ (56,317,035)
Adjusted EBITDA[(1)]	**$ 15,468,471**	$ 7,169,366	$ 10,509,644	$ 13,738,972	$ 10,830,037
Cash flows provided by (used in) operating activities	**$ 11,425,870**	$ 4,572,131	$ 5,154,517	$ 5,029,535	$ (6,593,970)
Cash flows (used in) provided by investing activities	**$ (18,342,419)**	$ (536,033)	$ (937,989)	$ (1,646,784)	$ 3,000,109
Cash flows provided by (used in) financing activities	**$ 11,288,668**	$ (5,976,092)	$ (1,064,439)	$ (1,865,964)	$ 6,239,172
Per-share data—basic and diluted:					
Net loss available to common stockholders	**$ (0.29)**	$ (0.47)	$ (0.86)	$ (1.36)	$ (6.01)
Weighted-average common shares outstanding	**31,854,556**	28,489,080	22,806,619	17,306,701	9,370,776

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDA" for the definition and information regarding why we present Adjusted EBITDA and for a reconciliation of this non-GAAP financial measure to net loss.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Selected Financial Data in "Item 6. Selected Financial Data" above and our accompanying consolidated financial statements and notes thereto. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I.

Overview

We engage in the ownership and management of timberland properties located in the timber-producing regions of the southeastern United States. As of December 31, 2012, we owned interests in approximately 288,800 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia, which we refer to as the Mahrt Timberland. Based on acreage, the Mahrt Timberland consisted of approximately 75% of pine and approximately 25% of hardwood as of December 31, 2012. We generate a majority of our revenues by selling timber and the right to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, from selling HBU timberland, and leasing land-use rights to third parties. A substantial portion of our timber sales are derived from the Timber Agreements under which we sell specified amounts of timber to MeadWestvaco subject to market pricing adjustments. The initial term of the Timber Agreements is from October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. For the years ended December 31, 2012, 2011, and 2010, approximately 54%, 58%, and 61%, respectively, of our net timber sales revenue was derived from the Timber Agreements. See "Part I. Item 1. Business" for additional information regarding the material terms of the Timber Agreements. We have elected to be taxed as a REIT for federal income tax purposes.

We have no paid employees and are externally advised and managed by Wells TIMO, a wholly owned subsidiary of Wells Capital. On March 16, 2012, we entered into an amendment to the Advisory Agreement ("Advisory Agreement Amendment No. 2") to amend certain provisions related to fees and expense reimbursements. Advisory Agreement Amendment No. 2 provides that as of and for each quarter, the amount of advisor fees and expense reimbursements payable to Wells TIMO will be limited to the lesser of (1) 1.0% of assets under management as of the last day of the quarter less advisor fees paid for the preceding three quarters, and (2) free cash flow for the four quarters then ended in excess of an amount equal to 1.25 multiplied by our interest expense. Under Advisory Agreement Amendment No. 2, free cash flow is defined as EBITDA (as defined in our loan agreements), less all capital expenditures paid by us on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of our outstanding preferred stock). Advisory Agreement Amendment No. 2, which was effective April 1, 2012, superseded a previous amendment to our Advisory Agreement entered into on April 1, 2011, referred to herein as Advisory Agreement Amendment No. 1, which provided that, as of and for each quarter, the amount of fees and expense reimbursements payable to Wells TIMO were limited to the least of: (1) an asset management fee equal to one fourth of 1.0% of asset under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager, (2) one-fourth of 1.5% of assets under management, or (3) free cash flow in excess of an amount equal to 1.05 multiplied by our interest expense. Under Advisory Agreement Amendment No. 1, free cash flow was defined as EBITDA (as defined in our loan agreements), less all capital expenditures paid by us on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of our outstanding preferred stock), less any cash proceeds from timberland sales equal to the cost basis of the properties sold. The amount of the disposition fees and the reimbursement of organization and offering expenses payable pursuant to the Advisory Agreement remain unchanged. No payments will be permitted under the amended Advisory Agreement if they would cause a default under our debt facilities.

We began receiving investor proceeds from the sale of our common stock under our Initial Public Offering in May 2007. On July 11, 2007, we raised our minimum offering of $2.0 million, and thus commenced operations. On August 11, 2009, we terminated our Initial Public Offering and began receiving investor proceeds from the sale of our common stock under our Follow-On Offering on August 12, 2009. We stopped offering our common stock for sale under our Follow-on Offering on December 31, 2011. Our 2010 German Offering commenced in March 2010 and expired in August 2011. From 2007 through the first quarter of 2012, we raised approximately $307.2 million through the issuance of our common stock in our Offerings and approximately $43.6 million through the issuance of our preferred stock to Wells REF and, along with borrowings, invested those proceeds, net of fees, into timberland properties.

Subsequent to our fundraising stage, during 2012, we have concentrated our efforts on actively managing our timber assets and exploring a variety of strategic opportunities focused on enhancing the composition of our portfolio and the total return potential for Wells Timberland REIT. In doing so, we have made and may continue to make strategic acquisitions and dispositions of timberland properties.

On September 28, 2012, we acquired approximately 30,000 acres of timberland (the "Property"), for a purchase price of approximately $20.5 million, exclusive of closing costs. Prior to the acquisition, we held long-term leasehold interest in the Property, which is located within the Mahrt Timberland. In addition, we paid approximately $2.0 million to buy out a third-party's interest in approximately 14,400 acres of timberland, including 12,400 acres within the Property and 2,000 acres where we continue to hold long-term leasehold interests. We will also make annual payments on approximately 8,300 acres of the Property at a per-acre rate equal to the then-current lease rate to the seller through May 2022. The acquisition was funded with cash on-hand and debt financing. See "Liquidity and Capital Resources".

Our operating strategy entails funding expenditures related to the recurring operations of the Mahrt Timberland, including interest on outstanding indebtedness and certain capital expenditures (excluding timberland acquisitions), with operating cash flows; assessing the amount of operating cash flows that will be required for redemptions of common stock and additional timberland acquisitions; and distributing residual operating cash flows, if any, to our stockholders. Our most significant risks and challenges include our ability to access a sufficient amount of capital that will allow us to repay or refinance our outstanding debt facility and to further grow and diversify our portfolio of timber assets. To the extent that significant capital is not raised, we may not be able to repay the CoBank Loan, as defined below, or achieve sufficient economies of scale and diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.

General Economic Conditions and Timber Market Factors Impacting Our Business

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and formulate a view of the current environment's effect on the timber markets in which we operate.

As measured by the U.S gross domestic product ("GDP"), the U.S. economy increased by 2.2% in 2012, according to estimates, as compared to an increase of 1.8% in 2011. The increase in real GDP in 2012 primarily reflected positive contributions from personal consumption expenditures, nonresidential fixed investment, exports, residential fixed investment, and private inventory investment that were partly offset by negative contributions from federal, state and local government spending. While management believes the U.S. economy is likely to continue its recovery, we believe the recovery will maintain a moderate pace with fiscal policy presenting the biggest variable in the outlook. Given the ongoing uncertainty surrounding the debt ceiling, the U.S. economy is expected to start 2013 on a slow pace. Real GDP is projected to hover below 2% in the first half of the year, and business growth is expected to remain below potential. But assuming lawmakers can strike a deal, or at least provide a framework by mid-year, the U.S. economy is expected to accelerate in the second half, with real GDP averaging closer to a 3% growth rate.

Timberland operating performance is influenced by a variety of factors, including changes in timber prices; the demand for pulp and paper products, lumber, panel, and other wood-related products; the supply of timber; and competition. Average timber prices in the South continued to rise during the fourth quarter, and all categories increased in 2012 as compared to 2011 with the exception of pine sawtimber, which remained relatively flat.

Pine pulpwood and hardwood pulpwood prices increased approximately 12% and 27%, respectively, in 2012 as compared to 2011 primarily due to continued strong demand from paper mills and pellet producing facilities. When lumber markets are weak and lumber mills slow down production, they produce fewer by-products, which are a cheap source of chips for paper mills and pellet producing facilities. These facilities must then purchase more pulpwood in the timber market to make up for the shortfall, which leads to increased demand and prices for pulpwood. These factors kept pulpwood prices high throughout the summer of 2012 despite extremely dry weather, which typically improves harvest conditions and results in ample timber supply, causing prices to drop. Due to the emergence of pellet mills as a buyer of pulpwood and the continued strong demand from paper mills, we expect pine pulpwood prices, which continue to remain attractive by historical standards, to remain steady in 2013.

Chip-n-saw and hardwood sawtimber prices increased approximately 11% and 3%, respectively, during 2012 as a result of improvements in the lumber and wood products markets, which are coming off decade lows. The demand for lumber, panel, and other wood-related products is largely affected by the level of new residential construction activity and repair and remodeling. The number of housing starts, which is generally considered to be a leading indicator of the general U.S. economy, increased approximately 27% through November 2012 as compared to 2011. Residential remodeling activity has also increased during 2012. According to the U.S. Census, remodeling expenditures increased approximately 7% year-to-date through November 2012 as compared to the same period in 2011. Due to this increase in residential construction and remodeling activity, we are forecasting minor improvements in sawtimber and chip-n-saw prices during 2013.

Our operating and financial plans for 2013 were established to meet volume obligations under the Timber Agreements, to meet the debt service requirements of our debt facility, and to continue to maximize the production capacity and long-term value of the Mahrt Timberland. We continue to practice intensive forest management and silvicultural techniques that increase the biological growth of the forest. We intend to capitalize on the operational flexibility afforded to timberland owners in order to take advantage of then-prevailing market prices, including, but not limited to, adjusting harvest levels in context of supply and demand for wood in the local wood markets. We plan to harvest approximately 0.9 million tons of timber this year, down slightly from the 1.1 million-ton harvest in 2012. Although we believe that our timber assets are well-positioned to weather current market conditions, we are not immune to the adverse effects of a prolonged downturn in the economy, weak real estate fundamentals, or disruptions in the credit markets. Such conditions would likely adversely affect the value of our portfolio, our results of operations, and our liquidity.

Liquidity and Capital Resources

Overview

We ceased offering shares for sale under the Follow-On Offering effective December 31, 2011. Between January 1, 2012 and February 13, 2012, we accepted gross offering proceeds of approximately $4.1 million from the sale of shares of our common stock under the Follow-On Offering, which sales were agreed to by the investors on or before December 31, 2011. We may offer shares to our existing stockholders through our DRP to the extent we make future cash distributions to our stockholders.

On September 28, 2012, we entered into a first mortgage loan agreement (the "CoBank Loan") with a syndicate of banks with CoBank, ACB ("CoBank") serving as administrative agent. The CoBank Loan amended and restated the five-year senior loan agreement for $211.0 million entered into on March 24, 2010 and its amendments (the "Mahrt Loan"). Proceeds from the CoBank Term Loan of $133.0 million were used to pay off the outstanding balance of the Mahrt Loan, fund costs associated with closing the CoBank Loan, and partially fund the Property acquisition.

Under the CoBank Loan, we can initially borrow up to $148.0 million in principal, including $133.0 million through a term loan facility (the "CoBank Term Loan"), and up to $15.0 million through a revolving credit facility (the "CoBank Revolver"). During the term of the CoBank Loan, we also have the ability to increase the amount of the CoBank Term Loan by up to $50.0 million (the "CoBank Incremental Loan"). The CoBank Loan is secured by a first mortgage in the Mahrt Timberland, a first priority security interest in all of our bank accounts, and a first priority security interest on all of our other assets.

The CoBank Loan bears interest at an adjustable rate based on the one-, two-, or three-month LIBOR plus an applicable margin ranging from 2.00% to 2.75% that varies based on the LTV Ratio at the time of determination. As of February 28, 2013 and December 31, 2012, the outstanding balance of the CoBank Loan was approximately $132.4 million, all of which was outstanding under the CoBank Term Loan. We intend to maintain substantial amounts outstanding on the CoBank Loan in order to have more funds available for working capital and investment in timberland properties. On August 11, 2018, all outstanding principal, interest, and any fees or other obligations on the CoBank Loan will be due and payable in full.

The CoBank Loan is subject to mandatory prepayment from proceeds generated from dispositions of timberland and lease terminations. The mandatory prepayment excludes (1) the first $4.0 million of cost basis of timberland dispositions in any fiscal year if (a) LTV Ratio calculated on a pro forma basis after giving effect to such disposition does not exceed 40%, and (b) such cost basis is used as permitted under the CoBank Loan; and (2) lease termination proceeds of less than $2.0 million in a single termination until aggregate lease termination proceeds during the term of the CoBank Loan exceeds $5.0 million. We may make voluntary prepayments at any time without premium or penalty.

The CoBank Loan prohibits us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than as required to maintain our REIT qualification if our LTV Ratio is greater than or equal to 40%. So long as our LTV Ratio remains below 40% and we maintain a minimum fixed-charge coverage ratio of 1.05:1:00, we have the ability to declare, set aside funds for, pay dividends or distributions, or make other payments to our stockholders from operating cash flows on a discretionary basis. The amount of distributions that we may pay to our common stockholders will be determined by our board of directors and is dependent upon a number of factors, including, but not limited to, our financial condition, our capital requirements, our expectations of future sources of liquidity, current and future economic conditions and market demand for timber and timberlands, and tax considerations.

We expect our primary sources of future capital will be derived from the operations of the Mahrt Timberland and from proceeds from the CoBank Revolver and the CoBank Incremental Loan. The amount of cash available for distribution to stockholders and the level of discretionary distributions declared will depend primarily upon the amount of cash generated from our operating activities, our determination of funding needs for near-term capital and debt service requirements, redemptions of our common stock, and our expectations of future cash flows.

Short-Term Liquidity and Capital Resources

Net cash provided by operating activities for the year ended December 31, 2012 was approximately $11.4 million, which was primarily comprised of net cash receipts from timber and timberland sales and recreational leases in excess of payments for operating expenses, interest expense, advisor fees and expense reimbursements, forestry management fees, and general and administrative expenses. We intend to use the majority of future cash flows from operating activities, after payments of operating expenses and interest expense, to fund certain capital expenditures and redemptions of our common stock under our Amended SRP.

For the twelve months ended December 31, 2012, net cash used in investing activities was approximately $18.3 million, which was comprised of approximately $23.1 million invested in timber, timberland, and related assets, offset by approximately $4.7 million released from lender-required escrow accounts. We expect to utilize the residual cash balance of approximately $11.2 million as of December 31, 2012 to satisfy current liabilities and fund future capital expenditures.

Net cash provided by financing activities for the year December 31, 2012 was approximately $11.3 million. We received gross debt proceeds of $133.0 million under the CoBank Term Loan, which were used to pay off the outstanding balances of the Mahrt Loan and associated interest (approximately $118.4 million), fund costs associated with closing the CoBank Loan (approximately $0.8 million), and partially fund the Property acquisition (approximately $13.8 million). During the first quarter of 2012, we accepted proceeds from the sale of common stock under our Follow-On Offering, net of payments of commissions and fees, of approximately $3.5 million, which sales were agreed to by the investors on or before the effective close date for the primary offering of December 31, 2011. We used approximately $0.7 million to fund redemptions of common stock under our SRP and approximately $0.5 million to redeem 356 shares of our preferred stock and related accrued dividends.

We believe that we have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on-hand, and borrowing capacity, necessary to meet our current and future obligations that become due over the next twelve months.

The CoBank Loan contains, among others, the following financial covenants:

- limits the LTV Ratio to 45% at the end of each fiscal quarter and upon the sale or acquisition of any property; and
- requires a fixed-charge coverage ratio of not less than 1.05:1.00 at the end of each fiscal quarter.

As of December 31, 2012, we believe we were in compliance and expect to remain in compliance with the financial covenants of the CoBank Loan. Additionally, the CoBank Loan requires funding of an account under the control of CoBank equal to approximately six months of interest on the CoBank Loan during any time the LTV Ratio is 35% or greater, or approximately three months of interest if the LTV Ratio is less than 35%.

Long-Term Liquidity and Capital Resources

Over the long-term, we expect our primary sources of capital to include net cash flows from operations, including proceeds from strategic property sales and proceeds from secured or unsecured financings from banks and other lenders. Our principal demands for capital include operating expenses, interest expense on any outstanding indebtedness, certain capital expenditures (other than timberland acquisitions), repayment of debt, timberland acquisitions, redemptions of common and preferred stock, and distributions.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. We anticipate using a substantial portion of cash generated from operations, after payments of periodic operating expenses and interest expense, to fund certain capital expenditures required for our timberland. Any remaining cash generated from operations may be used to partially fund timberland acquisitions, redeem common and preferred stock and, finally, pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, timberland acquisitions and distributions, if any, are anticipated to be lower as well. Proceeds generated from future debt financings may be used to fund capital expenditures, to pay down existing and future borrowings, and to redeem preferred stock.

Our charter precludes us from incurring debt in excess of 200% of our net assets. As of December 31, 2012, our debt-to-net-assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 45%. Our debt-to-net-assets ratio will vary based on our level of current and future borrowings, which will depend on the level of net cash flows from operations. As a result, we are not able to anticipate with any degree of certainty what our debt-to-net-assets ratio will be in the near future.

Contractual Obligations and Commitments

As of December 31, 2012, our contractual obligations are as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Debt obligations [1]	$ 132,356,123	$ —	$ —	$ —	$ 132,356,123
Estimated interest on debt obligations [1][2]	27,258,004	4,985,060	10,532,612	9,945,148	1,795,184
Operating lease obligations [3]	6,546,920	875,946	1,456,619	1,342,006	2,872,349
Other liabilities [4]	1,150,000	163,889	289,183	244,408	452,520
Total	$ 167,311,047	$ 6,024,895	$ 12,278,414	$ 11,531,562	$ 137,476,176

(1) Represents respective obligations under the CoBank Loan as of December 31, 2012.

(2) Amounts include impact of interest rate swaps. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for more information regarding our interest rate swaps.

(3) Includes payment obligation on approximately 7,300 acres that are subleased to a third-party.

(4) Represents net present value of future payments to satisfy a liability assumed upon acquisition of timberland (see Note 3 of the accompanying consolidated financial statements).

Results of Operations

Overview

Our results of operations are materially impacted by the fluctuating nature of timber prices, changes in the levels and composition of our harvest volumes, the level of timberland sales, changes to associated depletion rates, and varying interest expense based on the amount and cost of outstanding borrowings. Timber prices, harvest volumes, and changes in the levels and composition of each for the Mahrt Timberland for the years ended December 31, 2012, 2011, and 2010 is shown in the following tables:

	Years Ended December 31,		Change
	2012	2011	%
Timber sales volume (tons)			
Pulpwood	697,307	969,549	(28)%
Sawtimber [(1)]	358,683	306,063	17 %
	1,055,990	1,275,612	(17)%
Net timber sales price (per ton)[(2)]			
Pulpwood	$ 10	$ 9	11 %
Sawtimber	$ 21	$ 20	1 %
Timberland sales			
Gross sales	$ 10,972,440	$ 1,740,586	
Sales volumes (acres)	6,016	1,125	
Sales price (per acre)	$ 1,824	$ 1,547	

	Years Ended December 31,		Change
	2011	2010	%
Timber sales volume (tons)			
Pulpwood	969,549	1,219,056	(20)%
Sawtimber [(1)]	306,063	328,684	(7)%
	1,275,612	1,547,740	(18)%
Net timber sales price (per ton)[(2)]			
Pulpwood	$ 9	$ 11	(13)%
Sawtimber	$ 20	$ 21	(2)%
Timberland sales			
Gross sales	$ 1,740,586	$ 2,267,887	
Sales volumes (acres)	1,125	1,173	
Sales price (per acre)	$ 1,547	$ 1,933	

(1) Includes sales of chip-n-saw and sawtimber.

(2) Prices per ton are rounded to the nearest dollar and shown on a stumpage basis (i.e., net of contract logging and hauling costs) and, as such, the sum of these prices multiplied by the tons sold does not equal timber sales in the accompanying consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010.

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011

Revenue. Revenues increased to approximately $44.2 million for the year ended December 31, 2012 from approximately $40.0 million for the year ended December 31, 2011 due to an increase in timberland sales revenue of approximately $9.2 million, offset by a decrease in timber sales revenue of approximately $5.0 million. Timberland sales revenue increased due to selling more acres of timberland. Timber sales revenue decreased primarily due to reductions in harvest volumes, as planned.

Details of timber sales by product for the year ended December 31, 2012 and 2011 is shown in the following table:

	For the Year Ended December 31, 2011	Changes attributable to:		For the Year Ended December 31, 2012
		Price	Volume	
Timber sales[(1)]				
Pulpwood	$ 25,205,706	$ 805,073	$ (7,973,642)	$ 18,037,137
Sawtimber [(2)]	10,328,210	232,443	1,912,746	12,473,399
	$ 35,533,916	$ 1,037,516	$ (6,060,896)	$ 30,510,536

(1) Timber sales are presented on a gross basis.
(2) Includes sales of chip-n-saw and sawtimber.

We expect timber sales revenue for 2013 to be lower than 2012 based on planned reductions in harvest volumes. We intend to continue to delay harvests on our fee land in order to achieve optimal pricing and to maximize long-term value of the Mahrt Timberland, provided that we generate sufficient cash flow from operations to satisfy our current obligations.

Operating expenses. Contract logging and hauling costs decreased to approximately $15.8 million for 2012 from approximately $20.1 million for 2011 as a result of a decrease of approximately 22% in delivered wood volume. Depletion expense decreased by 1% to approximately $11.7 million in 2012 from approximately $11.8 million in 2011 due to an 17% decrease in harvest volumes, offset by a higher blended depletion rate. Our blended depletion rate was higher in 2012 due to an increase in our sawtimber harvest in 2012 and an increase in harvests on leased tracts as a percentage of our total harvest from 38% in 2011 to 54% in 2012. Sawtimber carries significantly higher depletion rates than pulpwood, and timber on leased tracts are depleted at much higher rates than fee timber. Cost of timberland sales increased to approximately $7.8 million in 2012 from approximately $1.3 million in 2011 due to selling more acres of timberland. Forestry management fees decreased to approximately $2.3 million for the year ended December 31, 2012 from approximately $2.6 million for the year ended December 31, 2011 primarily due to a decrease in incentive fees incurred under the our timberland operating agreement with Forest Resource Consultants, Inc., which are based on net revenue. Land rent expense decreased to approximately $1.6 million in 2012 from $2.2 million in 2011 primarily due to expiration of leases and the acquisition of approximately 30,000 acres of timberland where we previously held leasehold interests. Other operating expenses increased by approximately $0.1 million to approximately $2.8 million in 2012 from approximately $2.7 million in 2011 primarily due to an in crease in property taxes.

Future contract logging and hauling costs and depletion expense are expected to fluctuate with harvest volumes, while forestry management expense, land rent expense, and other operating expenses are expected to remain relatively stable. Cost of timberland sales is directly correlated to the numbers of acres sold.

Advisor fees and expense reimbursements. Advisor fees and expense reimbursements increased to approximately $3.7 million for 2012 from approximately $3.3 million for 2011 as a result of using different methodologies to determine the amounts due under the Advisory Agreement and its amendments. Beginning with the second quarter of 2012, advisor fees and expense reimbursements were determined under Advisory Agreement Amendment No. 2, which limited the amounts of advisor fees and expense reimbursements to the lesser of (i) 1.0% of assets under management as of the last day of the quarter less advisor fees paid for the preceding three quarters, and (ii) free cash flow (as defined) for the four quarters then ended in excess of an amount equal to 1.25 multiplied by our interest expense for the four quarters then ended. From the second quarter of 2011 to the first quarter of 2012, advisor fees and expense reimbursements were determined under the Advisory Agreement Amendment No. 1 that limited the amounts of advisor fees and expense reimbursements to the least of (i) an asset management fee equal to one-fourth of 1.0% of assets under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager; (ii) one fourth of 1.5% of assets under management, or (iii) free cash flow (as defined) in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. In the first quarter of 2011, advisor fees and expense reimbursements of approximately $1.6 million were determined under the Advisory Agreement. See "Overview" above for additional information regarding the Advisory Agreement and its amendments.

Future advisor fees and expense reimbursements are expected to correlate to the amount of free cash flow in excess of interest on our outstanding debt or our assets under management.

Interest expense. Interest expense decreased to approximately $5.0 million for the year ended December 31, 2012 from approximately $5.4 million for the year ended December 31, 2011 primarily due to lower principal balances outstanding on our debt facilities, offset by an increase in noncash interest expense due to a non-recurring write-off of approximately $1.3 million of deferred financing costs in connection with paying off the Mahrt Loan. Interest expense in future periods will vary based on our level of current and future borrowings, the cost of future borrowings, and the opportunities to acquire timber assets fitting our investment objectives. Before additional borrowings and significant changes to the LIBOR Rate, we expect future interest expense to decrease due to a lower interest rate on our debt facility and the non-recurring write-off of deferred financing costs incurred during 2012.

Interest rate risk instrument. Our loss on an interest rate swap that does not qualify for hedge accounting treatment decreased by approximately $0.3 million to approximately $0.1 million in 2012 from approximately $0.4 million in 2011. The loss was primarily due to the fact that the variable interest rate incurred on the Mahrt Loan was lower than the contractual interest rate of the related interest rate swap during the year ended December 31, 2012. The decrease in the loss was primarily due to a decrease in the length of time remaining under the swap contract and changes in the outlook of future market interest rates. We do not expect to incur significant gains and losses in connection this interest rate swap in 2013 as it expires on March 28, 2013.

Net loss. Our net loss decreased to approximately $8.9 million for the year ended December 31, 2012 from approximately $11.9 million for the year ended December 31, 2011, primarily as a result of an approximately $2.4 million improvement in operating loss, an approximately $0.4 million decrease in interest expense, and an approximately $0.3 million decrease in loss on interest rate swap. Our operating loss improved due to an increase in net timber and timberland sales revenue of approximately $2.0 million and an approximately $0.6 million decrease in land rent expense. We sustained a net loss for the year ended December 31, 2012 primarily as a result of incurring interest expense of approximately $5.0 million in connection with borrowings used to finance the purchase of the Mahrt Timberland and an operating loss of approximately $3.7 million. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Offerings. Our net loss per share available to common stockholders for the years ended December 31, 2012 and 2011 was $0.29 and $0.47, respectively. We anticipate future net losses to fluctuate with timber prices, harvest volumes, timberland sales, and interest expense based on our level of current and future borrowings.

Comparison of the year ended December 31, 2011 versus the year ended December 31, 2010

Revenue. Revenues decreased to approximately $40.0 million for the year ended December 31, 2011 from approximately $47.6 million for the year ended December 31, 2010 due to decreases in timber sales, timberland sales, and other revenues of approximately $5.9 million, $0.5 million, and $1.2 million, respectively. Revenue from timber sales decreased due to planned reductions in harvest volumes. Revenue from timberland sales decreased as a result of selling fewer acres and reserving more timber on timberland sold during 2011 as compared to 2010. Other revenue decreased due to approximately $1.1 million of funds received from the Biomass Crop Assistance Program ("BCAP") during 2010; no funds were received from BCAP in 2011.

Details of timber sales by product for the years ended December 31, 2010 and 2011 are shown in the following table:

	For the Year Ended December 31, 2010	Changes attributable to:		For the Year Ended December 31, 2011
		Price	Volume	
Timber sales[1]				
Pulpwood	$ 30,257,406	$ (389,371)	$ (4,662,329)	$ 25,205,706
Sawtimber [2]	11,146,913	(350,049)	(468,654)	10,328,210
	$ 41,404,319	$ (739,420)	$ (5,130,983)	$ 35,533,916

(1) Timber sales are presented on a gross basis.

(2) Includes sales of chip-n-saw and sawtimber.

Operating expenses. Contract logging and hauling costs decreased approximately 5% to approximately $20.1 million for the year ended December 31, 2011 from approximately $21.1 million for the year ended December 31, 2010 due to an approximately 11% decrease in delivered wood volume, offset by a 7% increase in our logging rate. Logging rate increased due to higher fuel cost. Depletion decreased to approximately $11.8 million for the year ended December 31, 2011 from approximately $14.3 million for the year ended December 31, 2010 due to lower harvest volumes. Cost of timberland sales decreased to approximately $1.3 million in 2011 from approximately $1.6 million in 2010, primarily as a result of selling fewer acres and reserving more timber on timberland sold in 2011. Forestry management fees decreased approximately $0.2 million primarily due to a decrease in incentive fees as a result of lower net operating revenue, as defined in the Timber Operating Agreement. Other operating expenses decreased by approximately $0.3 million due to lower timber taxes as a result of harvest reduction.

Advisor fees and expense reimbursements. Advisor fees and expense reimbursements decreased approximately $2.8 million to approximately $3.3 million for the year ended December 31, 2011 from approximately $6.1 million for the year ended December 31, 2010 due to Advisory Agreement Amendment No. 1 that limited the amounts of advisor fees and expense reimbursements to the least of (1) an asset management fee equal to one-fourth of 1.0% of assets under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager; (2) one quarter of 1.5% of assets under management, or (3) free cash flow (as defined) in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. From the second quarter of 2011 to the fourth quarter of 2011, we incurred approximately $1.7 million of advisor fees and expense reimbursements pursuant to Advisory Agreement Amendment No. 1, which became effective on April 1, 2011, a decrease of approximately $3.0 million from the same period in 2010. See "Overview" above for additional information regarding the Advisory Agreement and its amendments.

General and administrative expenses. General and administrative expenses of approximately $2.1 million for the year ended December 31, 2011 was approximately $0.1 million higher than that in 2010 primarily due to an increase in bank fees.

Interest expense. Interest expense decreased to approximately $5.4 million for 2011 from approximately $8.6 million for 2010 , primarily as a result of lower principal balances outstanding on our debt facilities and a lower weighted-average interest rate.

Interest rate risk instruments. We recognized a loss on our interest rate swaps that do not qualify for hedge accounting treatment of approximately $0.4 million for the year ended December 31, 2011 compared to a loss of approximately $1.8 million for the year ended December 31, 2010. The loss was primarily due to the fact that the variable interest rate incurred on the Mahrt Loan was lower than the contractual interest rate of the related interest rate swap during the year ended December 31, 2011. The decrease in the loss was primarily due to a decrease in the notional amounts under the respective swap contracts, changes in market interest rates, and changes in the outlook of future market interest rates.

Net loss. Our net loss decreased to approximately $11.9 million for the year ended December 31, 2011 from approximately $15.8 million for the year ended December 31, 2010, as a result of decreases in interest expense and loss on interest rate swaps of approximately $3.1 million and $1.4 million, respectively, offset by an approximately $0.6 million increase in operating loss. We sustained a net loss for the year ended December 31, 2011, primarily as a result of incurring an operating loss of approximately $6.1 million, interest expense of $5.4 million in connection with borrowings used to finance the purchase of the Mahrt Timberland, and incurring a loss on interest rate swaps of approximately $0.4 million related to our hedging of interest rate risk. We opted to leverage the Mahrt Timberland acquisition with substantial short-term and medium-term borrowings as a result of sourcing this acquisition in advance of raising investor proceeds under our Offerings. Our net loss per share available to common stockholders for the years ended December 31, 2011 and 2010 was $0.47 and $0.86, respectively.

Adjusted EBITDA

The discussion below is presented to enhance the reader's understanding of our liquidity, ability to generate cash, and ability to satisfy lender requirements. Earnings from Continuing Operations before Interest, Taxes, Depletion, and Amortization ("EBITDA") is a non-GAAP measure of our operating performance and cash-generating capacity. EBITDA is defined by the SEC; however, we have excluded certain other expenses due to their noncash nature, and we refer to this measure as Adjusted EBITDA. As such, Adjusted EBITDA, may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be viewed as an alternative to net income or cash from operations as a measurement of our operating performance, as it excludes certain expenses related to fixed-asset investments required to generate revenues. Due to our significant amount of debt, management views operating income as the most appropriate earnings measure of our underlying timber operations. Management considers Adjusted EBITDA to be an important measure of our financial condition and cash-generating ability due to the significant amount of fixed assets subject to depletion and the significant amount of financing subject to interest and amortization expense. Our credit agreement, as amended, contains a minimum debt service coverage ratio based, in part, on Adjusted EBITDA since the measure is representative of adjusted income available for interest payments.

For the year ended December 31, 2012, Adjusted EBITDA was approximately $15.5 million, an approximately $8.3 million increase from the year ended December 31, 2011, primarily due to an approximately $8.7 million increase in revenue from timberland sales during 2012, offset by an approximately $0.7 million decrease in net timber sales and an approximately $0.4 million increase in advisor fees and expense reimbursements. Our reconciliation of net loss to Adjusted EBITDA for the years ended December 31, 2012, 2011, and 2010 follows:

	2012	2011	2010
Net loss	**$ (8,870,732)**	$ (11,945,363)	$ (15,809,720)
Add:			
Depletion	**11,677,229**	11,759,282	14,338,444
Unrealized gain on interest rate swaps that do not qualify for hedge accounting treatment	**(847,743)**	(531,512)	(2,271,093)
Interest expense [(1)]	**4,289,204**	5,938,800	11,416,655
Amortization [(1)]	**2,007,239**	684,857	1,415,608
Basis of timberland sold	**7,187,733**	1,172,241	1,392,900
Basis of casualty loss	**25,541**	91,061	—
Basis of timber on terminated lease	—	—	26,850
Adjusted EBITDA	**$ 15,468,471**	$ 7,169,366	$ 10,509,644

(1) For the purpose of the above reconciliation, amortization includes amortization of deferred financing costs, amortization of intangible lease assets, and amortization of mainline road costs, which are included in either interest expense, land rent expense, or other operating expenses in the accompanying consolidated statements of operations.

Portfolio Information

As of December 31, 2012, we owned interests in approximately 288,800 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. Of the approximately 288,800 acres, we owned fee-simple interests in approximately 246,300 acres and leasehold interests in approximately 42,500 acres. As of December 31, 2012, our timberlands contained approximately 10.1 million tons of merchantable timber inventory, including approximately 6.0 million tons of pulpwood, 2.1 million tons of chip-n-saw, and 2.0 million tons of sawtimber.

Our methods of estimating our timber inventory are consistent with industry practices. We must use significant assumptions and judgments to determine both our current timber inventory and the timber inventory that will be available over the harvest cycle; therefore, the physical quantity of such timber may vary significantly from our estimates. Our estimated inventory is calculated for each tract by utilizing growth formulas based on representative sample tracts and tree counts for various diameter classifications. The calculation of inventory is subject to periodic adjustments based on sample cruises, actual volumes harvested and other timber activity, including timberland sales. In addition to growth, the inventory calculation takes into account in-growth, which is the annual transfer of oldest pre-merchantable age class into merchantable inventory. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors.

Election as a REIT

We have elected to be taxed as a REIT under the Code, and have operated as such beginning with our taxable year ended December 31, 2009. To qualify to be taxed as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Inflation

In connection with the acquisition of the Mahrt Timberland, we entered into the Timber Agreements with MeadWestvaco. The Timber Agreements provide that we will sell to MeadWestvaco specified amounts of timber subject to quarterly market pricing adjustments and monthly fuel pricing adjustments, which are intended to protect us from, and mitigate the risk of, the impact of inflation. The price of timber has generally increased with increases in inflation; however, we have not noticed a significant impact from inflation on our revenues, net sales, or income from continuing operations.

Application of Critical Accounting Policies

Our accounting policies have been established to conform to generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below.

Timber Assets

Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated amortization. We capitalize timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation; growing or purchases of seedlings; planting, fertilization, and herbicide application; and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands, and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs of roads built to access multiple logging sites over numerous years are capitalized and amortized over seven years. Costs of roads built to access a single logging site are expensed as incurred.

Depletion

Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned longer than one year and similarly managed are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (i) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (ii) capitalized silviculture costs incurred and the projected silviculture costs, net of inflation, to be capitalized over the harvest cycle, by (b) the total timber volume estimated to be available over the harvest cycle. The harvest cycle for the Mahrt Timberland is 30 years. See "Portfolio Information" above for additional information regarding estimations of both our current timber inventory and the timber inventory that will be available over the harvest cycle. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each fee-simple timber tract owned less than one year, depletion rates are determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Depletion rates for lease tracts, which are generally limited to one harvest, are calculated by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Evaluating the Recoverability of Timber Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our timber assets may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in our operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We intend to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in our operations. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes and are discounted at risk-free rates of interest. We consider assets to be held for sale at the point at which a sale contract is executed and the buyer has made a nonrefundable earnest money deposit against the contracted purchase price. We have determined that there has been no impairment of our long-lived assets to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of timberland properties, we allocate the purchase price to tangible assets, consisting of timberland and timber, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on our estimate of their fair values.The fair values of timberland and timber are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timberland and timber based on our determination of the relative fair value of these assets.

Intangible Lease Assets

In-place ground leases with us as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining term of the lease. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) legal ownership and the risk of loss are transferred to the purchaser, (iii) price and quantity are determinable, and (iv) collectibility is reasonably assured. Our primary sources of revenue are recognized as follows:

(1) For delivered sales contracts, which include amounts sufficient to cover costs of logging and hauling of timber, revenues are recognized upon delivery to the customer.

(2) For pay-as-cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.

(3) Revenues from the sale of higher-and-better use timberland and nonstrategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

(4) For recreational leases, rental income collected in advance is recorded as other liabilities in the accompanying consolidated balance sheets until earned over the term of the respective recreational lease and recognized as other revenue.

In addition to the sources of revenue noted above, we also may enter into lump-sum sale contracts, whereby the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to us; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.

Related-Party Transactions and Agreements

We have engaged Wells TIMO and its affiliates to perform certain services under agreements that require us to pay fees and reimbursements to Wells TIMO or its affiliates, including selling commissions and dealer-manager fees, as well as, subject to certain limitations, advisor fees and expense reimbursements, disposition fees, and reimbursements of organization and offering costs. See Note 12 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and transactions. For the year ended December 31, 2012, the aggregate amount of fees and expense reimbursements incurred pursuant to related-party transactions and agreements with our advisor and any affiliate of our advisor by us (including fees or charges paid to our advisor and any affiliate of the advisor by third parties doing business with us) was approximately $4.3 million.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 6 and Note 12 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

- MeadWestvaco Timber Supply Agreements;
- FRC Timberland Operating Agreement;
- Obligations under Operating Leases;
- Placement Agent Agreements;
- Advisory Agreement, as amended;
- Dealer-Manager Agreement;
- Structuring Agent Agreement; and
- Litigation.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a result of entering into our loan agreements, we are exposed to interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, we have entered into interest rate swap agreements, and may enter into other interest rate swaps, caps, or other arrangements in order to mitigate our interest rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes; however, certain of our derivatives may not qualify for hedge accounting treatment. All of our debt was entered into for other than trading purposes. We manage our ratio of fixed- to floating-rate debt with the objective of achieving a mix that we believe is appropriate in light of anticipated changes in interest rates. We closely monitor interest rates and will continue to consider the sources and terms of our borrowing facilities to determine whether we have appropriately guarded ourselves against the risk of increasing interest rates in future periods.

As of December 31, 2012, we had approximately $132.4 million outstanding on the CoBank Loan, which matures on August 11, 2018 and bears interest at an adjustable rate based on one-, two-, or three-month LIBOR Rate plus a margin ranging from 2.00% to 2.75% based upon the then-current LTV Ratio.

We entered into an interest rate swap agreement with Rabobank (the "Rabobank Interest Rate Swap"), effective from September 30, 2010 to March 28, 2013. Under the Rabobank Interest Rate Swap, we pay interest at a fixed rate of 2.085% per annum and receive variable LIBOR-based interest payments from Rabobank on $28.5 million between December 31, 2012 and March 28, 2013. As of December 31, 2012, the weighted-average interest rate of the CoBank Loan, after consideration of the Rabobank Interest Rate Swap, was 2.62%.

As of December 31, 2012, our consolidated debt consisted of the following:

	2013	2014	2015	2016	2017	Thereafter	Total
Maturing debt:							
Effectively variable-rate debt	$ —	$ —	$ —	$ —	$ —	$103,856,123	$ 103,856,123
Effectively fixed-rate debt	$ —	$ —	$ —	$ —	$ —	$ 28,500,000	$ 28,500,000
Average interest rate:							
Effectively variable-rate debt	—	—	—	—	—	2.22%	2.22%
Effectively fixed-rate debt	—	—	—	—	—	4.09%	4.09%

Approximately $28.5 million of our total debt outstanding as of December 31, 2012 is subject to an effectively fixed-interest rate when coupled with the interest rate swap. As of December 31, 2012, this balance incurred interest expense at an average rate of 4.09%. A change in the market interest rate impacts the net financial instrument position of our fixed-rate debt portfolio; however, it has no impact on interest incurred or cash flows.

As of December 31, 2012, after consideration of the interest rate swap, approximately $103.9 million of our total debt outstanding is subject to an effectively variable-interest rate. This balance incurred interest expense at an average rate of 2.22% as of December 31, 2012. A 1.0% change in interest rates would result in a change in interest expense of approximately $1.0 million per year. The amount of effectively variable-rate debt outstanding in the future will be largely dependent upon the level of cash from operations and investor proceeds raised under our DRP, if any, and the rate at which we are able to employ such proceeds toward repayment of the CoBank Loan and acquisition of timberland properties.

On October 23, 2012, as required by the terms of the CoBank Loan, we entered into an interest rate swap agreement with Rabobank to hedge our exposure to changing interest rates on $80.0 million of the CoBank Loan that is subject to a variable interest rate, or the Rabobank Forward Swap. The Rabobank Forward Swap has an effective date of March 28, 2013 and matures on September 30, 2017. Under the terms of the Rabobank Forward Interest Swap, we will pay interest at a fixed rate of 0.91% per annum to Rabobank and will receive one-month LIBOR-based interest payments from Rabobank.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data filed as part of this report are set forth on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with our independent registered public accountants during the years ended December 31, 2012, 2011, or 2010.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of, the Principal Executive Officer and Principal Financial Officer and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;
- provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and/or members of the board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error, and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies or procedures may deteriorate. Accordingly, even internal controls determined to be effective can provide only reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and represented within the time periods required.

Our management has assessed the effectiveness of our internal control over financial reporting at December 31, 2012. To make this assessment, we used the criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management believes that, as of December 31, 2012, our system of internal control over financial reporting met those criteria, and therefore our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to SEC rules adopted in conformity with the Dodd-Frank Wall Street Reform and Consumer Act of 2010.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

For the quarter ended December 31, 2012, all items required to be disclosed under Form 8-K were reported under Form 8-K.

On March 13, 2013, our board of directors appointed Brian M. Davis to serve as our Senior Vice President and Chief Financial Officer, effective upon the filing of this annual report on Form 10-K. See "Part III. Item 10. Directors, Executive Officers, and Corporate Governance" for more information about Mr. Davis.

Also on March 13, 2013, Douglas P. Williams was appointed to our board of directors and George W. Sands provided notice of resignation from our board of directors to be effective March 31, 2013. Mr. Sands did not have any disagreements with management on any matters related to our operations, policies, or practices.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Executive Officers and Directors

We have provided below certain information about our executive officers and directors. Each director will serve until the next annual meeting of our stockholders (unless noted otherwise) or until his successor has been duly elected and qualified. The next election of our board members is anticipated to be held at our annual meeting in 2013.

Name	Age	Position(s)	Term of Office
Leo F. Wells, III [(1)]	69	President and Director	Since 2005
Douglas P. Williams [(2)]	62	Executive Vice President, Secretary, Treasurer, and Director	Since 2005
Brian M. Davis [(3)]	43	Senior Vice President and Chief Financial Officer	Since 2013
Donald S. Moss	77	Independent Director	Since 2006
Willis J. Potts, Jr.	66	Independent Director	Since 2006
George W. Sands [(4)]	67	Independent Director	Since 2010
Henry G. Zigtema [(5)]	61	Independent Director	Since 2012

(1) Leo F. Wells, III was appointed to our board of directors on March 16, 2012.

(2) Douglas P. Williams was appointed to our board of directors on March 13, 2013.

(3) Brian M. Davis was appointed Senior Vice President and Chief Financial Officer on March 13, 2013, effective upon the filing of this annual report on Form 10-K.

(4) George W. Sands provided notice of resignation from our board of directors to be effective March 31, 2013. Mr. Sands did not have any disagreements with management on any matters related to our operations, policies, or practices.

(5) Henry G. Zigtema was appointed to our board of directors on September 14, 2012.

There are no family relationships between any directors or executive officers, or between any director and executive officer.

Leo F. Wells, III. Since our inception in September 2005, Mr. Wells has been our President. He served as one of our directors from inception until June 22, 2007 and was re-appointed to our board on March 16, 2012. He served as the President of Piedmont REIT from 1997 to February 2007 and served as Chairman of the Board of Piedmont REIT until May 2007. He served as the President of Columbia from 2003 to July 2010 and has served as a director of Columbia since 2003, and the President and a director of Wells Core REIT since 2009. From 2006 to 2008, he served as President and independent director of Institutional REIT. He has also been the sole stockholder, sole director, and Treasurer of Wells REF since 1997. He served as the President of Wells REF between 1997 and February 2012 and began serving as the Chairman and Chief Executive Officer of Wells REF after February 2012. Wells REF directly or indirectly owns Wells Capital, Wells Management, WIS, Wells & Associates, Inc., Wells Development Corporation, Wells Asset Management, Inc., Wells Real Estate Advisory Services, Inc., and Wells TIMO. He has also been the President, Treasurer, and sole director of Wells Capital since 1984; Wells Management since 1983; Wells Development Corporation since it was organized in 1997 to develop real estate properties; and Wells Asset Management, Inc. since it was organized in 1997 to serve as an investment advisor to the Wells Family of Real Estate Funds. Since 1997, Mr. Wells has been a trustee of the Wells Family of Real Estate Funds, an open-end management company organized as an Ohio business trust, which included as one of its series the Wells Dow Jones Wilshire U.S. REIT Index Fund and the Wells Dow Jones Wilshire Global RESI Index Fund. Since 2004, he has been President and sole director of Wells Real Estate Advisory Services, Inc. He has been the President, Treasurer, and a director of Wells & Associates, Inc., a real estate brokerage and investment company, since it was formed in 1976 and incorporated in 1978.

Mr. Wells was a real estate salesman and property manager from 1970 to 1973 for Roy D. Warren & Company, an Atlanta-based real estate company, and he was associated from 1973 to 1976 with Sax Gaskin Real Estate Company, during which time he became a Life Member of the Atlanta Board of Realtors Million Dollar Club. From 1980 to

February 1985, he served as Vice President of Hill-Johnson, Inc., a Georgia corporation engaged in the construction business. Mr. Wells holds a Bachelor of Business Administration degree in Economics from The University of Georgia. Mr. Wells is a member of the Financial Planning Association (FPA).

On August 26, 2003, Mr. Wells and WIS entered into a Letter of Acceptance, Waiver and Consent (AWC) with the NASD (now FINRA) relating to alleged rule violations. The AWC set forth the NASD's findings that WIS and Mr. Wells had violated conduct rules relating to the provision of noncash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational and due diligence conferences sponsored by WIS in 2001 and 2002. Without admitting or denying the allegations and findings against them, WIS and Mr. Wells consented in the AWC to various findings by the NASD that are summarized in the following paragraph:

> In 2001 and 2002, WIS sponsored conferences attended by registered representatives who sold its real estate investment products. WIS also paid for certain expenses of guests of the registered representatives who attended the conferences. In 2001, WIS paid the costs of travel to the conference and meals for many of the guests and paid the costs of playing golf for some of the registered representatives and their guests. WIS later invoiced registered representatives for the cost of golf and for travel expenses of guests, but was not fully reimbursed for such. In 2002, WIS paid for meals for the guests. WIS also conditioned most of the 2001 conference invitations on attainment by the registered representatives of a predetermined sales goal for WIS products. This conduct violated the prohibitions against payment and receipt of noncash compensation in connection with the sales of these products contained in NASD's Conduct Rules 2710, 2810, and 3060. In addition, WIS and Mr. Wells failed to adhere to all of the terms of their written undertaking made in March 2001 not to engage in the conduct described above, and thereby failing to observe high standards of commercial honor and just and equitable principles of trade, in violation of NASD Conduct Rule 2110.

WIS consented to a censure, and Mr. Wells consented to suspension from acting in a principal capacity with an NASD member firm for one year. WIS and Mr. Wells also agreed to the imposition of a joint and several fine in the amount of $150,000. Mr. Wells' one-year suspension from acting in a principal capacity with WIS ended on October 6, 2004.

Our board of directors, excluding Mr. Wells, has determined that Mr. Wells' extensive experience and knowledge of our company and Wells TIMO, commercial real estate expertise, and public company director experience, as well as his leadership skills, integrity, and judgment, are all relevant experiences, attributes, and skills that enable Mr. Wells to effectively carry out his duties and responsibilities as a director. Consequently, our board of directors has determined that Mr. Wells is a highly qualified candidate for directorship and should therefore serve as one of our directors.

Douglas P. Williams. Since our inception in September 2005, Mr. Williams has been our Executive Vice President, Secretary, and Treasurer. He served as one of our directors from inception until June 22, 2007 and was re-appointed to our board of directors on March 13, 2013. From 2000 to 2007, he has also served as Executive Vice President, Secretary, and Treasurer, and a director of Piedmont REIT. He was the Executive Vice President, Secretary, and Treasurer of Columbia from 2003 until February 28, 2013, and has served as a director of Columbia since 2003. He has been the Executive Vice President, Secretary, and Treasurer of Wells Core REIT since 2009. From 2006 to 2008, he served as Executive Vice President, Secretary, Treasurer, and a director of Institutional REIT. Since 1999, Mr. Williams has also been a Senior Vice President of Wells Capital. Mr. Williams was a Vice President, Chief Financial Officer, and Treasurer of WIS, our dealer-manager, until August 2012. He was a director of WIS from 1999 to 2012. He has also been a Vice President of Wells REF and Vice President and Secretary of Wells Asset Management, Inc. since 1999.

From 1996 to 1999, Mr. Williams served as Vice President and Controller of OneSource, Inc., a leading supplier of janitorial and landscape services, where he was responsible for corporate-wide accounting activities and financial analysis. Mr. Williams was employed by ECC International Inc., a supplier to the paper industry and to the paint, rubber, and plastic industries, from 1982 to 1995. While at ECC, Mr. Williams served in a number of key accounting positions, including: Corporate Accounting Manager, U.S. Operations; Division Controller, Americas Region; and Corporate Controller, America/Pacific Division. Prior to joining ECC and for one year after leaving ECC, Mr. Williams was employed by Lithonia Lighting, a manufacturer of lighting fixtures, as a Cost and General Accounting Manager and Director of Planning and Control. Mr. Williams started his professional career as an auditor for a predecessor firm of KPMG LLP. Mr. Williams is a member of the American Institute of Certified Public Accountants and the Georgia

Society of Certified Public Accountants and is licensed with FINRA as a financial and operations principal. Mr. Williams received a Bachelor of Arts degree from Dartmouth College and a Master of Business Administration degree from Amos Tuck School of Graduate Business Administration at Dartmouth College.

Brian M. Davis. Mr. Davis was appointed as our Senior Vice President and Chief Financial Officer in March 2013. Mr. Davis has served as Senior Vice President and Chief Financial Officer of Wells TIMO since March 2009 and as Vice President from October 2007 through March 2009. Since February 2012, Mr. Davis has served as the Chief of Strategic Product Management for Wells REF with the responsibility for the strategic planning, development and leadership of the corporate finance organization. In addition, Mr. Davis has served as Senior Vice President of Wells Capital since February 2013.

From 2000 until joining Wells REF in 2007, Mr. Davis worked at Atlanta-based SunTrust Bank, where he held various positions including client manager for the Asset Based Lending Group at Atlanta-based SunTrust Bank, where he was responsible for the origination and structuring of asset-based lending relationships developed from SunTrust's existing client base and prospects. Mr. Davis previously held positions with CoBank, ACB, of Denver, Colorado, as Capital Markets Officer from 1998 to 2000, and with SunTrust as Portfolio Manager for the AgriFoods Specialty Lending Group from 1994 to 1998. Mr. Davis received his Bachelor of Business Administration and Master of Business Administration from Ohio University.

Donald S. Moss. Mr. Moss is one of our independent directors. He is also an independent director of Piedmont REIT. He was employed by Avon Products, Inc. from 1957 until his retirement in 1986. While at Avon, Mr. Moss served in a number of key positions, including Vice President and Controller from 1973 to 1976, Group Vice President of Operations - Worldwide from 1976 to 1979, Group Vice President of Sales - Worldwide from 1979 to 1980, Senior Vice President - International from 1980 to 1983 and Group Vice President - Human Resources and Administration from 1983 until his retirement in 1986. Mr. Moss was also a member of the board of directors of Avon Canada, Avon Japan, Avon Thailand, and Avon Malaysia from 1980 to 1983. Mr. Moss is a past president and former director of The Atlanta Athletic Club, a former director of the Highlands Country Club in Highlands, North Carolina and the National Treasurer and a director of the Girls Clubs of America from 1973 to 1976. Mr. Moss attended the University of Illinois where he majored in Business.

Our board of directors, excluding Mr. Moss, has determined that Mr. Moss's experience serving as a director for other organizations, including several REITs, has provided him with the business management skills and real estate knowledge desired to effectively carry out his duties and responsibilities as director. Consequently, our board of directors has determined that Mr. Moss is a highly qualified candidate for directorship and should therefore continue to serve as one of our directors.

Willis J. Potts, Jr. Mr. Potts is one of our independent directors. From June 1999 until his retirement in June 2004, Mr. Potts served as vice president and general manager of Temple-Inland Inc., a major forest products corporation, where he was responsible for all aspects of the management of a major production facility, including timber acquisition, community relations, and governmental affairs. From 1994 to 1999, Mr. Potts was senior vice president of Union Camp Corporation, where he was responsible for all activities of an international business unit, with revenues of approximately $1 billion per year including supervision of acquisitions and dispositions of timber and timberland, controllership functions, and manufacturing. From 2004 to 2007, Mr. Potts was the chairman of the board of directors of the Technical Association of the Pulp and Paper Industry (TAPPI), the largest technical association serving the pulp, paper, and converting industry. From 2006 to 2012, Mr. Potts served on the Board of Regents of The University System of Georgia. Mr. Potts also serves as a director of J&J Industries, a privately held carpet manufacturing company. Mr. Potts received a Bachelor of Science degree in Industrial Engineering from the Georgia Institute of Technology. He also completed the Executive Program at the University of Virginia.

Our board of directors, excluding Mr. Potts, has determined that Mr. Potts' extensive experience in the acquisition and disposition of timber and timberland, combined with his experience serving as a director of, and otherwise managing, organizations engaging in these activities, are all relevant experiences, attributes, and skills that enable Mr. Potts to effectively carry out his duties and responsibilities as director. Consequently, our board of directors has determined that Mr. Potts is a highly qualified candidate for directorship and should therefore continue to serve as one of our directors.

George W. Sands. Mr. Sands was appointed as one of our independent directors in March 2010. Mr. Sands has served as a director of Columbia since March 2010. Mr. Sands retired in 2006 after a 36-year career with KPMG LLP and its predecessor firms, Peat Marwick Mitchell and Peat Marwick Main. Prior to his retirement, Mr. Sands was the Southeast Area Managing Partner for KPMG's Audit and Advisory Practice. He held that position from 1998 until his retirement in 2006. During his career, Mr. Sands served in several key positions, including Southeast Area Managing Partner of Manufacturing, Retailing and Distribution; Atlanta Office Managing Partner; and Securities and Exchange Reviewing Partner. He was a member of the firm's National Audit Leadership Team and a Trustee on the KPMG Foundation Board of Directors. Mr. Sands served as the audit engagement partner or client service partner for a wide variety of clients, including multi-national companies such as The Home Depot, AGCO Corporation, Mohawk Industries, Mirant Corporation, and John Portman & Associates. Prior to joining KPMG LLP in 1970, Mr. Sands served as an officer in the United States Army, including a tour of duty in the Republic of South Vietnam. Mr. Sands currently serves on the Advisory Board of The Atlanta Alliance on Developmental Disabilities. Mr. Sands is a member of The Rotary Club of Atlanta, where he has served as Treasurer; The Atlanta Athletic Club; and The Duluth First United Methodist Church. Past board of director involvement includes the Board of Directors of The Atlanta Convention and Visitors Bureau, the Metro Atlanta Chamber of Commerce, the Georgia Chamber of Commerce and the One Ninety-One Club. Mr. Sands received a Bachelor of Business Administration degree from The University of Georgia. He has been a member of the School of Accounting Advisory Council at The University of Georgia. He is a retired Certified Public Accountant in the State of Georgia.

Our board of directors, excluding Mr. Sands, has determined that Mr. Sands' extensive accounting and auditing background and experience serving as a director for other organizations, are all relevant experiences, attributes, and skills that enable Mr. Sands to effectively carry out his duties and responsibilities as director. Consequently, our board of directors has determined that Mr. Sands is a highly qualified candidate for directorship and should therefore serve as one of our directors.

Henry G. Zigtema. Mr. Zigtema was appointed as one of our independent directors in September 2012. Mr. Zigtema is currently an adjunct professor of accounting at Oglethorpe University and serves on the President's Advisory Board at Oglethorpe. Prior to his retirement in 2006, Mr. Zigtema spent 28 years of his career with Ernst and Young LLP and its predecessor firm, Arthur Young and Company. From 2001 to 2006, Mr. Zigtema was the Southeast Area Tax Managing Partner for Ernst & Young's Real Estate Practice. During his career, Mr. Zigtema served in several key positions, including Area Director of Tax, Plains State Area Industry Leader for Telecommunications, Oil and Gas, and Real Estate as well as a National Office Partner for Strategic Business Services. Mr. Zigtema served as the tax engagement partner or client service partner for a wide variety of clients, including multinational companies such as Sprint, Zion's Bank, US Bank, Wells Real Estate Investment Trust, Inc., Columbia, various publicly-traded REITs in the retail, office, apartment and mortgage spaces, as well as a number of private clients. Past board of director involvement includes Maur Hill Prep School, Kapaun Mt. Carmell High School, St. Thomas Aquinas School, Wichita State Accounting Conference Committee, Sedgewick County Zoo, and Ronald McDonald House. Mr. Zigtema has contributed to various Ernst and Young publications and was a member of the National Association of Real Estate Investment Trusts. Mr. Zigtema holds a Bachelor of Arts degree in mathematics from Texas Christian University and a Juris Doctorate degree from Southern Methodist University as well as completing non-degree accounting classes at the University of Texas at Dallas. Mr. Zigtema is a Certified Public Accountant with permits to practice in Georgia, Kansas, and Texas and is an inactive member of the Texas Bar.

Our board of directors, excluding Mr. Zigtema, has determined that Mr. Zigtema' extensive accounting and tax background and experience serving as a director for other organizations, are all relevant experiences, attributes, and skills that enable Mr. Zigtema to effectively carry out his duties and responsibilities as director. Consequently, our board of directors has determined that Mr. Zigtema is a highly qualified candidate for directorship and should therefore serve as one of our directors.

Audit Committee

Our board of directors has a separately designated standing audit committee established in accordance with Section 3 (a)(58)(A) of the Exchange Act. The Audit Committee's primary function is to assist our board of directors in fulfilling its responsibilities by selecting the independent auditors to audit our financial statements; reviewing with the independent auditors the plans and results of the audit engagement, approving the audit and overseeing our independent auditors; reviewing the financial information to be provided to our stockholders and others; reviewing the independence of the independent public accountants; considering the adequacy of fees; and reviewing the system of internal control over financial reporting which our management has established, and our audit and financial reporting process. The Audit Committee also is responsible for overseeing our compliance with applicable laws and regulations and for establishing procedures for the ethical conduct of our business.

On November 5, 2012, the Nominating and Corporate Governance Committee determined that Henry G. Zigtema had the requisite accounting and related financial management expertise and should therefore be considered an "audit committee financial expert" within the meaning set forth by the rules of the SEC. Also on November 5, 2012, George W. Sands resigned as Chairman of the Audit Committee and our board of directors designated Mr. Zigtema to be Chairman of the Audit Committee. Our audit committee currently consists of Donald S. Moss, Willis J. Potts, Jr., George W. Sands, and Henry G. Zigtema.

Nominating and Corporate Governance Committee

The primary functions of the nominating and corporate governance committee are: (1) identifying individuals qualified to serve on the board of directors and recommending that the board of directors select a slate of director nominees for election by the stockholders at the annual meeting; (2) developing and recommending to the board of directors a set of corporate governance policies and principles and periodically re-evaluating such policies and guidelines for the purpose of suggesting amendments to them if appropriate; and (3) overseeing an annual evaluation of the board of directors and each of the committees of the board of directors. Currently, the nominating and corporate governance committee members include Donald S. Moss, Willis J. Potts, Jr., George W. Sands, and Henry G. Zigtema.

Operations Committee

The primary functions of the operations committee are: (1) maintaining and developing each of the operations committee member's understanding of the complexities of timberland management and timber harvesting; (2) maintaining and developing each of the operations committee member's experience in supervising our operations related to timberland management and timber harvesting, and developing procedures designed to promote the accountability of the officers regarding results of operations; (3) preparing and developing materials designed to inform and educate those members of our board of directors who do not have the experience and understanding of timberland management and timber harvesting of the issues and complexities involved; and (4) performing such other duties as our board of directors may determine are necessary and appropriate and may delegate to the operations committee. Our operations committee currently consists of Leo F. Wells, III, Donald S. Moss, Willis J. Potts, Jr., George W. Sands, and Henry G. Zigtema.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Ethics may be found at *www.wellstimberland.com.*

Section 16(a) Beneficial Ownership Reporting Compliance

Under the U.S. securities laws, directors, executive officers, and any persons beneficially owning more than 10% of our common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to these reporting requirements filed the required reports on a timely basis in 2012.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of our Executive Officers

Our executive officers do not receive compensation from us for services rendered to us. Our executive officers are also officers of Wells TIMO, our advisor, and its affiliates and are compensated by these entities, in part, for their services to us. See "Item 13. Certain Relationships and Related Transactions, and Director Independence" below for a discussion of the fees paid to and services provided by Wells TIMO, Wells Capital, and its affiliates.

Compensation of Directors

We have provided below certain information regarding compensation paid to our directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)	Restricted Stocks Award ($) [8]	Option Awards ($) [9]	Total ($)
Leo F. Wells, III [1] [2]	$ —	$ —	$ —	$ —
Jess E. Jarratt[1] [3]	$ —	$ —	$ —	$ —
E. Nelson Mills[1] [4]	$ —	$ —	$ —	$ —
Michael P. McCollum [5]	$ 12,500	$ —	$ —	$ 12,500
Donald S. Moss	$ 61,000	$ 10,000	$ —	$ 71,000
Willis J. Potts, Jr.	$ 57,750	$ 10,000	$ —	$ 67,750
George W. Sands [6]	$ 56,250	$ 10,000	$ —	$ 66,250
Henry G. Zigtema [7]	$ 22,250	$ 25,000	$ —	$ 47,250

(1) Directors who are also executive officers of ours or our affiliates' do not receive compensation for services rendered as a director.

(2) Leo F. Wells, III was appointed to our board of directors on March 16, 2012.

(3) Jess E. Jarratt resigned from our board effective June 11, 2012. Mr. Jarratt did not have any disagreements with management on any matters related to our operations, policies or practices.

(4) E. Nelson Mills resigned from our board effective February 27, 2013. Mr. Mills did not have any disagreements with management on any matters related to our operations, policies or practices.

(5) Michael P. McCollum resigned from our board effective June 30, 2012. Mr. McCollum did not have any disagreements with management on any matters related to our operations, policies or practices. Mr. McCollum previously received 2,000 shares of restricted stock award under our independent directors compensation plan. As of the effective date of Mr. McCollum's resignation, approximately 333 shares of restricted stock award were vested and approximately 1,667 shares were forfeited.

(6) George W. Sands provided notice of his resignation from our board of directors to be effective March 31, 2013. Mr. Sands did not have any disagreements with management on any matters related to our operations, policies, or practices.

(7) Henry G. Zigtema was appointed to our board of directors on September 14, 2012.

(8) Reflects the dollar amounts recognized for financial statement reporting purposes of restricted stock received pursuant to our amended and restated independent directors' compensation plan. The per-share value for all shares issued to date was estimated at $10. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant.

(9) Reflects the dollar amounts recognized for financial statement reporting purposes, computed in accordance with the accounting standard for share-based payments. See Note 9. Stockholders' Equity in the accompanying consolidated financial statements for an explanation of the valuation model assumptions used. We granted 22,000 options to purchase shares of common stock, all of which had vested by August 2011 and remained exercisable as of December 31, 2012. The exercise price of all outstanding options is $10.00 per share.

Cash Compensation

We pay each of our Independent Directors:

- an annual retainer of $20,000;
- $2,000 per regularly scheduled board meeting attended;
- $1,500 per regularly scheduled committee meeting attended (committee chairpersons receive an additional $500 per committee meeting for serving in that capacity); and
- $250 per special board meeting attended whether held in person or by telephone conference.

When a committee meeting occurs on the same day as a board meeting, an additional fee is not paid for attending the committee meeting.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Amended and Restated Independent Directors Compensation Plan

Our board of directors has authorized and reserved 100,000 shares of common stock for issuance to independent directors under the independent directors' compensation plan (the "Director Plan"), which operates as a sub-plan of our Long-Term Incentive Plan, as defined within "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters".

Our board of directors or a committee of its independent directors administers the Director Plan, with sole authority (following consultation with Wells TIMO) to select participants, and determines the types of awards to be granted and all of the terms and conditions of the awards, including whether the grant, vesting, or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the Director Plan if the grant, vesting, and/or exercise of the awards would jeopardize our status as a REIT under the Code, or otherwise violate the ownership and transfer restrictions imposed under our charter. Unless determined by our board of directors or a committee of our independent directors, no award granted under the Director Plan will be transferable except through the laws of descent and distribution.

In November 2009, our board of directors amended and restated our independent directors' compensation plan (the "Amended Director Plan"), to provide for the issuance of restricted stock, rather than options, as non-cash compensation to our independent directors. The Amended Director Plan provides that each independent director elected or appointed to our board on or after November 13, 2009 shall receive a grant of 2,500 shares of restricted stock upon his or her initial election or appointment. Upon each subsequent re-election to the board, each independent director will receive a subsequent grant of 1,000 shares of restricted stock. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant. As of December 31, 2012, we had granted 16,000 shares of restricted stock, 4,000 shares of which had vested and approximately 1,667 shares of which were forfeited upon the resignation of an independent director from our board.

Prior to November 2009, each independent director received a grant of options to purchase 2,500 shares of our common stock upon his election to our board. The initial grant of options was non-dilutive with an exercise price of $10.00 per share. Upon each subsequent re-election of the independent director to the board, he received a subsequent grant of options to purchase 1,000 shares of our common stock. The exercise price for the subsequent options was the greater of (1) $10.00 per share or (2) the fair market value of the shares on the date of grant. Of the options granted, one-third were immediately exercisable on the date of grant, one-third became exercisable on the first anniversary of the date of grant, and the remaining one-third became exercisable on the second anniversary of the date of grant. The stock options will lapse on the first to occur of (1) the tenth anniversary of the date of grant, or (2) the removal for cause of the independent director as a member of the board of directors. No option issued may be exercised if such exercise would jeopardize our status as a REIT under the Code. The independent directors may not sell, pledge, assign, or transfer their options other than by will or the laws of descent or distribution or (except in the case of an incentive stock option) pursuant to a qualified domestic relations order.

We granted 22,000 options to purchase shares of our common stock, all of which had vested by August 2011. No options had been exercised as of December 31, 2012.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our board of directors because we do not pay any compensation to our officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the beneficial ownership of our common stock and Series A and Series B preferred stock, as of February 28, 2013, by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Names of Beneficial Owners[1]	Shares Beneficially Owned	
	Shares	Percentage
Common Stock		
Wells Timberland Management Organization, LLC[2]	20,957	*
Leo F. Wells, III, President and Director [2]	171,802	*
Douglas P. Williams, Executive Vice President, Secretary, Treasurer, and Director [3]	1,149	*
Donald S. Moss[4]	9,665	*
Willis J. Potts, Jr.[4]	14,519	*
George W. Sands [5]	5,675	*
Henry G. Zigtema	2,500	*
All directors and executive officers as a group (6 persons)	205,310	*
Series A Preferred Stock		
Wells Real Estate Funds, Inc.[2]	27,585	100.0%
Leo F. Wells, III[2]	27,585	100.0%
Series B Preferred Stock		
Wells Real Estate Funds, Inc.[2]	9,807	100.0%
Leo F. Wells, III[2]	9,807	100.0%

* Less than 1%.

(1) Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) As the sole stockholder of Wells REF, which directly or indirectly owns Wells Capital, the sole owner of Wells TIMO, Mr. Wells may be deemed the beneficial owner of the shares held by Wells TIMO. Wells TIMO also holds 200 common units in Wells Timberland OP and 100 special units in Wells Timberland OP. Mr. Wells is also deemed to be the beneficial owner of 27,585 shares of Series A preferred stock and 9,807 shares of Series B preferred stock held by Wells REF. The address for Mr. Wells is c/o Wells Real Estate Funds, Inc., 6200 The Corners Parkway, Norcross, Georgia 30092.

(3) Douglas P. Williams was appointed to our board of directors on March 13, 2013.

(4) Includes shares issuable upon the exercise of granted options.

(5) George W. Sands provided notice of resignation from our board of directors to be effective March 31, 2013. Mr. Sands did not have any disagreements with management on any matters related to our operations, policies or practices.

Brian M. Davis was appointed as our Senior Vice President and Chief Financial Officer on March 13, 2013, effective upon the filing of this annual report on Form 10-K. Mr. Davis does not own any shares of our common stock.

Equity Compensation Plan Information

We have adopted the Amended and Restated 2005 Long-Term Stock Incentive Plan (the "Long-Term Incentive Plan"), which is used to attract and retain qualified independent directors, employees, advisors, and consultants considered essential to our long-term success. Under the terms of our Long-Term Incentive Plan, a total of 500,000 shares of common stock have been authorized and reserved for issuance, of which 100,000 of such common shares are reserved for issuance to independent directors. The following table provides information about our common stock that may be issued upon the exercise of options, warrants, and rights under our incentive award plan, as of December 31, 2012.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders(1)	22,000	$ 10.00	462,000
Equity compensation plans not approved by security holders	—	—	—
Total	22,000	$ 10.00	462,000

(1) We have granted 5,500 options for our common stock, as defined in our 2005 Long-Term Incentive Plan, to each of Michael P. McCollum, E. Nelson Mills, Donald S. Moss, and Willis J. Potts, Jr. Mr. Mills was an independent director until July 2010. These options were fully vested as of August 2011 and remained exercisable as of December 31, 2012.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The following is a report containing disclosure of all material terms, factors, and circumstances surrounding any and all transactions involving us, members of our board of directors, our advisor, our sponsor, or any of their affiliates, occurring as of December 31, 2012, and describes all transactions and currently proposed transactions between us and any related person since January 1, 2012, in which such related person had or will have a direct or indirect material interest. Our independent directors are specifically charged with and have examined the fairness of all related-party transactions to our stockholders, and have determined that all such transactions are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Our Relationship with Wells Capital and Wells TIMO

Our executive officers, Leo F. Wells, III and Douglas P. Williams, are also executive officers of Wells Capital, our sponsor, which is the manager of Wells TIMO, our advisor. Mr. Wells is one of our directors and the sole director of our sponsor and indirectly owns 100% of its equity. We have entered into an Advisory Agreement with Wells TIMO to serve as our advisor with responsibility to oversee and manage our day-to-day operations and to perform other duties including the following:

- find, present, and recommend to our board of directors real estate investment opportunities consistent with our investment policies and objectives;
- structure the terms and conditions of our timberland acquisitions, sales, or joint ventures;
- at the direction of our management, prepare all reports and regulatory filings, including those required by federal and state securities laws;

- arrange for financing and refinancing of properties;
- oversee the performance of any property managers or asset managers, including our timber manager;
- review and analyze the properties' operating and capital budgets;
- generate an annual budget for us;
- review and analyze financial information for each property and the overall portfolio;
- if a transaction requires approval by the board of directors, deliver to the board of directors all documents requested by the board in its evaluation of the proposed transaction;
- actively oversee the management of our properties for purposes of meeting our investment objectives;
- perform cash management services;
- perform transfer agent functions; and
- engage our agents.

Our advisor is at all times subject to the supervision of our board of directors and only has such authority as we may delegate to it as our agent.

Under the terms of the Advisory Agreement, we are required to reimburse Wells TIMO for certain organization and offering costs up to the lesser of actual expenses, or 1.2% of the total gross offering proceeds raised. We incurred and charged to additional paid-in capital cumulative organization and other offering costs of approximately $2.1 million related to the Initial Public Offering and approximately $1.5 million related to the Follow-On Offering, the sum of which ($3.5 million) represents 1.2% of cumulative gross proceeds raised under the Public Offerings. As of December 31, 2011, approximately $2.2 million of organization and offering costs incurred by us and due to Wells TIMO had been deferred by the terms of our loan agreements. On January 27, 2012, Wells TIMO forgave the deferred organization and offering expenses. After adjusting for this write-off, organization and offering costs represents approximately 0.5% of cumulative gross proceeds raised under the Public Offerings.

We pay a fee to Wells TIMO for services related to the disposition of investment properties. When we sell a property, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by our independent directors), we pay Wells TIMO a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price; and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits is determined by our board of directors, including our independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property. For the year ended December 31, 2012, we incurred related-party disposition fees of $0.2 million.

The provisions of the Advisory Agreement related to advisor fees and expense reimbursements were amended on April 1, 2011 (the "Advisory Agreement Amendment No. 1") and March 16, 2012 (the "Advisory Agreement Amendment No. 2"). During the first quarter of 2012, the amount of quarterly advisor fees and expense reimbursements payable to Wells TIMO was determined pursuant to Advisory Agreement No. 1 and was limited to the least of: (1) an asset management fee equal to one fourth of 1.0% of asset under management plus reimbursements for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset manager, (2) one-fourth of 1.5% of assets under management, or (3) all free cash flow in excess of an amount equal to 1.05 multiplied by our interest expense. Under the Advisory Agreement Amendment No. 1, free cash flow was defined as EBITDA (as defined in our loan agreements), less all capital expenditures paid by us on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of our outstanding preferred stock), less any cash proceeds from timberland sales equal to the cost basis of the properties sold. For each of the remaining three quarters of 2012, the amount of quarterly advisor fees and expense reimbursements payable to Wells TIMO was determined pursuant to Advisory Agreement Amendment No. 2 and was limited to the lesser of (1) 1.0% of assets under management as of the last day of the quarter less advisor fees paid for the preceding three quarters, and (2) free cash flow for the four quarters then ended in excess of an amount equal to 1.25 multiplied by our interest expense for the four quarters then-ended. Under Advisory Agreement Amendment No. 2, free cash flow is defined as EBITDA (as defined in our credit agreements), less all capital expenditures paid by us on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of our outstanding preferred stock). No payments will be permitted under the Advisory Agreement and its amendments if they would cause a default under our debt facilities. For the year ended December 31, 2012, we incurred advisor fees and expense reimbursements of approximately $3.7 million payable to Wells TIMO.

We incurred a total of approximately $4.0 million under the Advisory Agreement and its amendments during 2012 for advisor fees and reimbursements, disposition fees, and other organization and offering costs. As of December 31, 2011, approximately $28.8 million was due to Wells TIMO and its affiliates for advisory fees, other fees, and administrative and operating expenditures funded on behalf of us pursuant to the Advisory Agreement and its amendments. In January 2012, we entered into agreements with Wells TIMO whereby Wells TIMO fully forgave approximately $27.3 million of accrued but unpaid fees and reimbursements that were previously deferred due to restrictions under our loan agreement. Due to the related-party nature of these transactions, this amount was recorded as additional paid-in capital during 2012.

Our Advisory Agreement, as amended, has a one-year term expiring July 10, 2013, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties. We may terminate the Advisory Agreement, as amended, without penalty upon 60 days' written notice, subject to the terms of our credit agreements. If we terminate the Advisory Agreement, as amended, we will pay Wells TIMO all unpaid reimbursements of expenses and all earned but unpaid fees.

Our board of directors, including our independent directors, believe this relationship with Wells TIMO is fair.

Our Relationship with WIS

Mr. Wells, one of our directors, also indirectly owns 100% of our dealer-manager, WIS. WIS is entitled to receive selling commissions of up to 7.0% of aggregate gross offering proceeds. For the year ended December 31, 2012, we incurred selling commissions of $287,449 to WIS, of which approximately 100% was reallowed to participating broker/dealers, net of discounts. Additionally, WIS earned a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. Some or all of the fees under the dealer-manager agreement was re-allowed to participating broker/dealers. Dealer-manager fees apply only to the sale of shares in the primary offering and do not apply to the sale of shares under our distribution reinvestment plan. For the year ended December 31, 2012, we incurred dealer-manager fees of $73,915 to WIS, half of which was re-allowed to participating broker/dealers, net of discounts.

Our board of directors, including our independent directors, believes that this arrangement with WIS was fair. The compensation payable to WIS reflects our belief that such selling commissions and dealer-manager fees maximized our fund-raising efforts in order to service acquisition-related debt and acquire additional timberland tracts.

Our Relationship with Wells REF

During the year ended December 31, 2012, we redeemed 356 shares of our Series A and Series B preferred stock held by Wells REF at the original issue price of $1,000 per share plus accrued but unpaid dividends of $103,436. As of December 31, 2012, Wells REF held approximately $27.6 million and $9.8 million of our Series A and Series B preferred stock, respectively. Dividends accrued on the preferred stock daily at a rate of 1.0% per year. If authorized by our board of directors and declared by us, accruing dividends on the preferred stock are payable on September 30 of each year. The preferred stock is not convertible into shares of our common stock. If we are liquidated or dissolved, the holders of the preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock or any other class or series of our capital stock ranking junior on liquidation to the preferred stock. In January 2012, Wells REF forgave approximately $0.7 million related to a loan amendment fee funded on our behalf by Wells REF in March 2009.

Certain Relationships Involving our Independent Directors

George W. Sands, one of our directors, is also currently a director of Columbia, an entity for which Wells Capital serves as the advisor.

Certain Conflict Resolution Procedures

Independent Directors

Our independent directors are empowered to resolve potential conflicts of interest. Serving on the board of, or owning an interest in, another Wells-sponsored program will not, by itself, preclude a person from being named an independent director. The independent directors, who are authorized to retain their own legal advisor and financial advisor, are empowered to act on any matter permitted under Maryland law if the matter at issue is such that the exercise of independent judgment by Wells TIMO affiliates could reasonably be compromised. Those conflict-of-interest matters that the board of directors cannot delegate to a committee under Maryland law must be acted upon by both the board of directors and a majority of our independent directors. Among the matters we expect our independent directors to act upon are:

- the continuation, renewal, or enforcement of our agreements with Wells TIMO and its affiliates, including the Advisory Agreement and the dealer-manager agreement;
- public offerings of securities;
- transactions with affiliates;
- compensation of our officers and directors who are affiliated with our advisor;
- whether and when we apply to list our shares of common stock on a national securities exchange; and
- whether and when we seek to sell our company or our assets.

Other Charter Provisions Relating to Conflicts of Interest

In addition to providing for our independent directors to act together to resolve potential conflicts, our charter contains many other restrictions relating to conflicts of interest including the following:

Advisor Compensation. The independent directors evaluate at least annually whether the compensation that we contract to pay to Wells TIMO and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by our charter. The independent directors supervise the performance of Wells TIMO and its affiliates to determine that the provisions of our compensation arrangements are being carried out, and whether or not to increase or decrease the amount of compensation payable to Wells TIMO. The independent directors base their evaluation of Wells TIMO on the factors set forth below, as well as any other factors that they deem relevant:

- the amount of the fees paid to Wells TIMO and its affiliates in relation to the size, composition, and performance of our investments;
- the success of Wells TIMO in generating appropriate investment opportunities;
- the rates charged to other REITs and others by advisors performing similar services;
- additional revenues realized by Wells TIMO and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;
- the quality and extent of service and advice furnished by Wells TIMO and its affiliates;
- the performance of our investment portfolio; and
- the quality of our portfolio relative to the investments generated by Wells TIMO for its own account and for its other clients.

We can pay Wells TIMO a real estate disposition fee in connection with the sale of a property only if it provides a substantial amount of the services in the effort to sell the property. If Wells TIMO does provide substantial assistance, we will pay it or its affiliates an amount as determined by our board of directors, including our independent directors, to be appropriate based on market norms and not to exceed (i) for any property sold at a price of $20.0 million or less, 2.0% of the contract price of the property sold and (ii) for any property sold at a price greater than $20.0 million, 1.0% of the contract price of the property sold. However, in no event may the aggregate real estate disposition fees paid to Wells TIMO, its affiliates, and unaffiliated third parties exceed 6.0% of the contract sales price.

Term of Advisory Agreement. Each contract for the services of our advisor may not exceed one year, although there is no limit on the number of times that the contract with a particular advisor may be renewed. Either a majority of our independent directors or our advisor may terminate our Advisory Agreement, as amended, with Wells TIMO without cause or penalty on 60 days' written notice. In the event our Advisory Agreement with Wells TIMO is terminated and a successor advisor is appointed, our board of directors must determine that the successor advisor possesses sufficient qualifications to perform the services described in the Advisory Agreement, as amended, and that the compensation we will pay to the successor advisor will be reasonable in relation to the services provided. Our advisor also owns 100 special units in Wells Timberland OP, representing 100% of this class of limited partnership interest. These special units entitle our advisor to receive certain distributions and payments only in the event that certain performance-based conditions are satisfied at the time such amounts become payable. The special units do not entitle the holder to any of the rights of a holder of common units, including the right to regular distributions from operations. The special units may be redeemed by our advisor, resulting in a one-time payment to the holder of the special units upon the earlier of (i) the listing of our common stock on a national securities exchange or (ii) the termination or nonrenewal of the Advisory Agreement, as amended, under certain conditions. In the event of a termination or nonrenewal of the Advisory Agreement, as amended, under those conditions, the one-time payment to the holder of the special units will be the amount that would have been distributed with respect to the special units if Wells Timberland OP had sold all of its assets for their then fair market values (as determined by appraisal), except for cash and those assets which can be readily marked to market, paid all of its liabilities, and distributed any remaining amount to the holders of units in liquidation of Wells Timberland OP.

Our Acquisitions, Dispositions, and Leases. We will not purchase or lease properties in which Wells TIMO, our directors, or officers or any of their affiliates have an interest without a determination by a majority of our independent directors that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the affiliated seller or lessor unless there is substantial justification for the excess amount. In no event will we acquire any such property at an amount in excess of its current appraised value as determined by an independent expert selected by our independent directors not otherwise interested in the transaction. In addition, we will not sell or lease properties to Wells TIMO, our directors or officers, or any of their affiliates unless a majority of our independent directors determine that the transaction is fair and reasonable to us.

Other Transactions Involving Affiliates. A majority of our independent directors must conclude that all other transactions, including joint ventures, between us and Wells TIMO, our officers or directors, or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

No Limitation on Other Business Activities. Our charter does not prohibit Wells TIMO, our directors or officers, or any of their affiliates from engaging, directly or indirectly, in any other business or from owning interests in any other business ventures, including business ventures involved in the acquisition, ownership, management, or sale of timberland or other types of properties.

Limitation on Operating Expenses. Wells TIMO must reimburse us the amount by which our aggregate annual total operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income unless our independent directors have determined that such excess expenses were justified based on unusual and nonrecurring factors. Within 60 days after the end of any of our fiscal quarters for which total operating expenses for the 12 months then ended exceeded the limitation, we will send to our stockholders a written disclosure, together with an explanation of the factors the independent directors considered in arriving at the conclusion that the excess expenses were justified. "Average invested assets" means the average monthly book value of our assets for a specified period before deducting depreciation, bad debts, or other noncash reserves. "Total operating expenses" means all costs and expenses paid or incurred by us, as determined under GAAP, that are in any way related to our operation, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration, and other fees, printing and other such expenses, and taxes incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) noncash expenditures such as depreciation, amortization, and bad debt reserves; (v) reasonable incentive fees based on the gain from the sale of our assets; and (vi) acquisition fees, acquisition expenses, real estate disposition fees on the resale of property, and other expenses connected with the acquisition, disposition, management, and ownership of real estate interests or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of property).

Issuance of Options and Warrants to Certain Affiliates. Our charter prohibits the issuance of options or warrants to purchase our capital stock to Wells TIMO, our directors or officers, or any of their affiliates (a) on terms more favorable than we offer such options or warrants to the general public or (b) in excess of an amount equal to 10% of our outstanding capital stock on the date of grant.

Repurchase of Our Shares. Our charter prohibits us from paying a fee to Wells TIMO or our directors or officers or any of their affiliates in connection with our repurchase of our capital stock.

Loans. We will not make any loans to Wells TIMO or to our directors or officers or any of their affiliates. In addition, we will not borrow from these affiliates unless a majority of our independent directors approve the transaction as being fair, competitive, and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will apply only to advances of cash that are commonly viewed as loans, as determined by the board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought, nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or Wells TIMO or its affiliates.

Voting of Shares Owned by Affiliates. Wells TIMO and our nonindependent directors or officers or any of their affiliates who acquire shares of our common stock may not vote their shares regarding (i) the removal of any of Wells TIMO's affiliates or (ii) any transaction between them and us.

Allocation of Investment Opportunities

Since our company is the only Wells program to date formed for the purpose of investing primarily in timberland, we do not expect that Wells TIMO or the Wells Capital personnel who perform services for us on behalf of Wells TIMO will face substantial conflicts in allocating, among us and other Wells programs, investment opportunities that are suitable for us, at least until such time, if ever, as another Wells program is formed for the purpose of investing in timberland.

In the event that Wells TIMO manages another program in the future for which timberland investments are suitable, Wells TIMO will be required to present each investment opportunity it identifies to the program for which the investment opportunity is most suitable. This determination is made by Wells TIMO. However, our Advisory Agreement with Wells TIMO requires that Wells TIMO make this determination in a manner that is fair without favoring any other Wells-sponsored program. In determining the Wells-sponsored program for which an investment opportunity would be most suitable, Wells TIMO will consider the following factors:

- the investment objectives and criteria of each program;
- the cash requirements of each program;
- the effect of the acquisition both on diversification of each program's investments by type of property and geographic area and, if applicable, on diversification of the lessees of its properties;
- the policy of each program relating to leverage of properties;
- the anticipated cash flow of each program;

- the income tax effects of the purchase on each program;
- the size of the investment; and
- the amount of funds available to each program and the length of time such funds have been available for investment.

In the event that Wells TIMO serves as the sponsor, manager, or advisor to another Wells timberland program and an investment opportunity becomes available that is equally suitable for us and one or more such other programs, then Wells TIMO will offer the investment opportunity to the entity that has had the longest period of time elapsed since it was offered an investment opportunity. If a subsequent event or development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of Wells TIMO, to be more appropriate for another Wells program, Wells TIMO may offer the investment to another Wells program.

Our Advisory Agreement with Wells TIMO requires that Wells TIMO periodically inform our independent directors of the investment opportunities it has offered to other Wells programs so that the independent directors can evaluate whether we are receiving our fair share of opportunities. Wells TIMO is to inform our independent directors of such investment opportunities quarterly. Wells TIMO's success in generating investment opportunities for us and its fair allocation of opportunities among Wells programs are important criteria in our independent directors' determination to continue or renew our arrangements with Wells TIMO and its affiliates. Our independent directors have a duty to ensure that Wells TIMO fairly applies its method for allocating investment opportunities among the Wells-sponsored programs.

Director Independence

We have a five-member board of directors. One of our directors, Leo F. Wells, III, is affiliated with Wells Capital and its affiliates, and we do not consider him to be independent directors. The four remaining directors qualify as "independent directors" as defined in our charter, which is available on our website at *www.wellstimberland.com*, in compliance with the requirements of the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts. Our charter provides that a majority of the directors must be "independent directors." As defined in our charter, an "independent director" is a person who is not, on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly, associated with our sponsor or our advisor by virtue of (i) ownership of an interest in the sponsor, the advisor, or any of their affiliates, other than us; (ii) employment by the sponsor, the advisor, or any of their affiliates; (iii) service as an officer or director of the sponsor, the advisor, or any of their affiliates, other than as one of our directors; (iv) performance of services, other than as a director, for the corporation; (v) service as a director or trustee of more than three real estate investment trusts organized by the sponsor or advised by the advisor; or (vi) maintenance of a material business or professional relationship with the sponsor, the advisor, or any of their affiliates. A business or professional relationship is considered "material" if the aggregate gross revenue derived by the director from the sponsor, the advisor, and their affiliates (excluding fees for serving as one of our directors or other REIT or real estate program organized or advised or managed by the advisor or its affiliates) exceeds 5.0% of either the director's annual gross revenue during either of the last two years or the director's net worth on a fair market value basis. An indirect association with the sponsor or the advisor shall include circumstances in which a director's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law, or brother- or sister-in-law is or has been associated with the sponsor, the advisor, any of their affiliates, or with us. One of our independent directors, George W. Sands, may face conflicts of interest because he has affiliations with another program sponsored by Wells Capital and its affiliates.

Each of our independent directors would also qualify as independent under the rules of the New York Stock Exchange, and our Audit Committee members would qualify as independent under the New York Stock Exchange's rules applicable to Audit Committee members. However, we are not listed on the New York Stock Exchange.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Auditors

During the year ended December 31, 2012, Deloitte & Touche LLP served as our independent auditor and Deloitte Tax LLP provided certain domestic tax and other services. Deloitte & Touche LLP has served as our independent auditor since our formation.

Preapproval Policies

The Audit Committee's charter imposes a duty on the Audit Committee to preapprove all auditing services performed for us by our independent auditors, as well as all permitted nonaudit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditors' independence. Unless a type of service to be provided by the independent auditors has received "general" preapproval, it will require "specific" preapproval by the Audit Committee.

All requests or applications for services to be provided by the independent auditor that do not require specific preapproval by the Audit Committee will be submitted to management and must include a detailed description of the services to be rendered. Management will determine whether such services are included within the list of services that have received the general preapproval of the Audit Committee. The Audit Committee will be informed on a timely basis of any such services rendered by the independent auditors.

Requests or applications to provide services that require specific preapproval by the Audit Committee will be submitted to the Audit Committee by both the independent auditors and the Principal Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Chairman of the Audit Committee has been delegated the authority to specifically preapprove all services not covered by the general preapproval guidelines up to an amount not to exceed $75,000 per occurrence. Amounts requiring preapproval in excess of $75,000 per occurrence require specific preapproval by all members of the Audit Committee prior to engagement of our independent auditors. All amounts specifically preapproved by the Chairman of the Audit Committee in accordance with this policy are to be disclosed to the full Audit Committee at the next regularly scheduled meeting.

All services rendered by Deloitte & Touche LLP and Deloitte Tax LLP for the year ended December 31, 2012, were preapproved in accordance with the policies and procedures described above.

Principal Auditor Fees

The Audit Committee reviewed the audit and nonaudit services performed by our principal auditor, as well as the fees charged by the principal auditor for such services. In its review of the nonaudit service fees, the Audit Committee considered whether the provision of such services is compatible with maintaining the independence of the principal auditor. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by our principal auditor, for the years ended December 31, 2012 and 2011, are set forth in the table below.

	2012	2011
Audit fees	**$ 310,000**	$ 290,000
Audit-related fees	**—**	—
Tax fees	**121,225**	134,805
All other fees	**—**	—
Total	**$ 431,225**	$ 424,805

For purposes of the preceding table, Deloitte & Touche and Deloitte Tax's professional fees are classified as follows:

- Audit fees—These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Deloitte & Touche in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.
- Audit-related fees—These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews, and consultation concerning financial accounting and reporting standards.
- Tax fees—These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning, and tax advice, including federal, state, and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state, and local tax issues related to due diligence.
- All other fees—These are fees for any services not included in the above-described categories, including assistance with internal audit plans and risk assessments.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. A list of the financial statements contained herein is set forth on page F-1 hereof.

(a) 2. All financial statement schedules have been omitted because they are not applicable, not material, or the required information is shown in the consolidated financial statements or the notes thereto.

(a) 3. The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(b) See (a) 3 above.

(c) See (a) 2 above.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 13th day of March 2013.

Wells Timberland REIT, Inc.
(Registrant)

By: /S/ LEO F. WELLS, III
Leo F. Wells, III
President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity as and on the date indicated.

Signature	Title	Date
/S/ DONALD S. MOSS **Donald S. Moss**	Independent Director	March 13, 2013
/S/ WILLIS J. POTTS, JR. **Willis J. Potts, Jr.**	Independent Director	March 13, 2013
/S/ GEORGE W. SANDS **George W. Sands**	Independent Director	March 13, 2013
/S/ HENRY G. ZIGTEMA **Henry G. Zigtema**	Independent Director	March 13, 2013
/S/ LEO F. WELLS, III **Leo F. Wells, III**	President and Director (Principal Executive Officer)	March 13, 2013
/S/ DOUGLAS P. WILLIAMS **Douglas P. Williams**	Executive Vice President, Secretary, Treasurer, and Director (Principal Financial and Accounting Officer)	March 13, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Wells Timberland REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Wells Timberland REIT, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wells Timberland REIT, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 13, 2013

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
Assets:		
Cash and cash equivalents	**$ 11,221,092**	$ 6,848,973
Restricted cash and cash equivalents	**2,050,063**	6,762,246
Accounts receivable	**658,355**	644,622
Prepaid expenses and other assets	**1,098,268**	499,188
Deferred financing costs, less accumulated amortization of $58,626 and $809,158 as of December 31, 2012 and 2011, respectively	**1,311,770**	1,672,550
Timber assets, at cost (Note 3):		
Timber and timberlands, net	**333,805,295**	328,561,850
Intangible lease assets, less accumulated amortization of $841,686 and $703,675 as of December 31, 2012 and 2011, respectively	**115,399**	333,178
Total assets	**$ 350,260,242**	$ 345,322,607
Liabilities:		
Accounts payable and accrued expenses	**1,689,288**	1,918,281
Due to affiliates (Note 12)	**1,326,255**	28,960,573
Other liabilities	**4,801,387**	2,609,809
Note payable and line of credit (Note 4)	**132,356,123**	122,025,672
Total liabilities	**140,173,053**	155,514,335
Commitments and Contingencies (Note 6)	**—**	—
Stockholders' Equity:		
Preferred stock, $0.01 par value; 100,000,000 shares authorized:		
Series A preferred stock, $1,000 liquidation preference; 27,585 and 27,844 shares issued and outstanding as of December 31, 2012 and 2011, respectively	**36,476,063**	36,539,548
Series B preferred stock, $1,000 liquidation preference; 9,807 and 9,904 shares issued and outstanding as of December 31, 2012 and 2011, respectively	**12,123,992**	12,145,951
Common stock, $0.01 par value; 900,000,000 shares authorized; 31,800,627 and 31,465,274 shares issued and outstanding as of December 31, 2012 and 2011, respectively	**318,006**	314,653
Additional paid-in capital	**301,348,146**	271,428,671
Accumulated deficit and distributions	**(139,491,344)**	(130,620,551)
Accumulated other comprehensive loss	**(687,674)**	—
Total stockholders' equity	**210,087,189**	189,808,272
Total liabilities and stockholders' equity	**$ 350,260,242**	$ 345,322,607

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Timber sales	**$ 30,510,536**	$ 35,533,916	$ 41,404,319
Timberland sales	**10,972,440**	1,740,586	2,267,887
Other revenues	**2,716,803**	2,743,325	3,909,938
	44,199,779	40,017,827	47,582,144
Expenses:			
Contract logging and hauling costs	**15,798,776**	20,098,781	21,085,412
Depletion	**11,677,229**	11,759,282	14,338,444
Cost of timberland sales	**7,849,652**	1,332,775	1,557,779
Advisor fees and expense reimbursements	**3,720,000**	3,324,154	6,130,749
Forestry management fees	**2,271,201**	2,576,562	2,813,729
General and administrative expenses	**2,205,143**	2,127,940	2,011,395
Land rent expense	**1,575,443**	2,217,313	2,190,514
Other operating expenses	**2,801,934**	2,653,225	2,915,083
	47,899,378	46,090,032	53,043,105
Operating loss	**(3,699,599)**	(6,072,205)	(5,460,961)
Other income (expense):			
Interest income	**1,638**	2,287	5,661
Interest expense	**(5,049,255)**	(5,435,948)	(8,560,293)
Loss on interest rate swap	**(123,516)**	(439,497)	(1,794,127)
	(5,171,133)	(5,873,158)	(10,348,759)
Net loss	**(8,870,732)**	(11,945,363)	(15,809,720)
Dividends to preferred stockholder	**(373,992)**	(1,556,675)	(3,708,380)
Net loss available to common stockholders	**$ (9,244,724)**	$ (13,502,038)	$ (19,518,100)
Per-share information—basic and diluted:			
Net loss available to common stockholders	**$ (0.29)**	$ (0.47)	$ (0.86)
Weighted-average common shares outstanding—basic and diluted	**31,854,556**	28,489,080	22,806,619

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2012	2011	2010
Net loss	**$ (8,870,732)**	$ (11,945,363)	$ (15,809,720)
Other comprehensive loss:			
Market value adjustment to interest rate swap	**(687,674)**	—	—
Comprehensive loss	**$ (9,558,406)**	$ (11,945,363)	$ (15,809,720)

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit and Distributions	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance, December 31, 2009	19,460,028	$194,601	43,628	$ 50,940,352	$167,627,870	$ (91,238,012)	$ —	$ 127,524,811
Issuance of common stock	5,519,709	55,197	—	—	54,768,600	—	—	54,823,797
Issuance of stock dividends	605,868	6,059	—	—	6,272,346	(6,278,626)	—	(221)
Redemptions of common stock	(86,888)	(869)	—	—	(858,686)	—	—	(859,555)
Dividends on preferred stock	—	—	—	3,708,380	(3,708,380)	—	—	—
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(4,072,095)	—	—	(4,072,095)
Other offering costs	—	—	—	—	(550,958)	—	—	(550,958)
Placement and structuring agent fees	—	—	—	—	(396,374)	—	—	(396,374)
Net loss	—	—	—	—	—	(15,809,720)	—	(15,809,720)
Balance, December 31, 2010	25,498,717	$254,988	43,628	$ 54,648,732	$219,082,323	$(113,326,358)	—	$ 160,659,685
Issuance of common stock	5,501,529	55,015	—	—	54,941,942	—	—	54,996,957
Issuance of stock dividends	557,633	5,576	—	—	5,343,475	(5,348,830)	—	221
Redemptions of common stock	(92,605)	(926)	—	—	(891,975)	—	—	(892,901)
Dividends on preferred stock	—	—	—	1,556,675	(1,556,675)	—	—	—
Redemptions of preferred stock	—	—	(5,880)	(7,519,908)	—	—	—	(7,519,908)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	—	—	(4,836,283)	—	—	(4,836,283)
Other offering costs	—	—	—	—	(654,136)	—	—	(654,136)
Net loss	—	—	—	—	—	(11,945,363)	—	(11,945,363)
Balance, December 31, 2011	**31,465,274**	**$314,653**	**37,748**	**$ 48,685,499**	**$271,428,671**	**$ (130,620,551)**	**—**	**$ 189,808,272**
Issuance of common stock	**414,441**	**4,144**	**—**	**—**	**4,130,658**	**(61)**	**—**	**4,134,741**
Redemptions of common stock	**(79,088)**	**(791)**	**—**	**—**	**(742,324)**	**—**	**—**	**(743,115)**
Dividends on preferred stock	**—**	**—**	**—**	**373,992**	**(373,992)**	**—**	**—**	**—**
Redemptions of preferred stock	**—**	**—**	**(356)**	**(459,436)**	**—**	**—**	**—**	**(459,436)**
Commissions and discounts on stock sales and related dealer-manager fees	**—**	**—**	**—**	**—**	**(361,364)**	**—**	**—**	**(361,364)**
Other offering costs	**—**	**—**	**—**	**—**	**(48,752)**	**—**	**—**	**(48,752)**
Write-off of due to affiliates	**—**	**—**	**—**	**—**	**27,315,249**	**—**	**—**	**27,315,249**
Net loss	**—**	**—**	**—**	**—**	**—**	**(8,870,732)**	**—**	**(8,870,732)**
Market value adjustment to interest rate swap	**—**	**—**	**—**	**—**	**—**	**—**	**(687,674)**	**(687,674)**
Balance, December 31, 2012	**31,800,627**	**$318,006**	**37,392**	**$ 48,600,055**	**$301,348,146**	**$ (139,491,344)**	**$ (687,674)**	**$ 210,087,189**

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	**2011**	**2010**
Cash Flows from Operating Activities:			
Net loss	**$ (8,870,732)**	$ (11,945,363)	$ (15,809,720)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depletion	**11,677,229**	11,759,282	14,338,444
Unrealized gain on interest rate swaps	**(847,743)**	(531,512)	(2,271,093)
Other amortization	**275,929**	216,700	206,750
Stock-based compensation expense	**28,333**	21,667	—
Noncash interest expense	**1,731,310**	468,157	1,208,858
Basis of timberland sold	**7,187,733**	1,172,241	1,392,900
Basis of timber on terminated leases	—	—	26,850
Basis of casualty loss	**25,541**	91,061	—
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(13,733)**	207,605	140,523
(Increase) decrease in prepaid expenses and other assets	**(580,259)**	127,700	63,708
Decrease in accounts payable and accrued expenses	**(228,993)**	(756,676)	(137,766)
(Decrease) increase in due to affiliates	**(153,941)**	3,103,841	6,146,259
Increase in other liabilities	**1,195,196**	637,428	(151,196)
Net cash provided by operating activities	**11,425,870**	4,572,131	5,154,517
Cash Flows from Investing Activities:			
Investment in timber, timberland, and related assets	**(23,054,602)**	(1,626,550)	(1,040,927)
Funds released from escrow accounts	**4,712,183**	1,090,517	102,938
Net cash used in investing activities	**(18,342,419)**	(536,033)	(937,989)
Cash Flows from Financing Activities:			
Proceeds from CoBank loan	**133,000,000**	—	—
Proceeds from Mahrt loan	—	—	211,000,000
Financing costs paid	**(1,370,396)**	(273,788)	(2,207,920)
Repayment of senior loan	—	—	(201,852,588)
Repayment of mezzanine loan	—	—	(14,988,709)
Repayment of Mahrt loan	**(122,025,672)**	(46,814,920)	(42,159,408)
Repayment of CoBank loan	**(643,877)**	—	—
Issuance of common stock	**4,062,647**	54,511,310	54,463,267
Redemptions of common stock	**(743,115)**	(892,901)	(859,555)
Redemptions of preferred stock	**(356,000)**	(5,880,000)	—
Dividends paid on preferred stock redeemed	**(103,436)**	(1,639,908)	—
Commissions on stock sales and related dealer-manager fees paid	**(447,744)**	(4,266,801)	(3,726,916)
Other offering costs paid	**(83,739)**	(625,820)	(429,501)
Placement and structuring agent fees paid	—	(93,264)	(303,109)
Net cash provided by (used in) financing activities	**11,288,668**	(5,976,092)	(1,064,439)
Net increase (decrease) in cash and cash equivalents	**4,372,119**	(1,939,994)	3,152,089
Cash and cash equivalents, beginning of period	**6,848,973**	8,788,967	5,636,878
Cash and cash equivalents, end of period	**$ 11,221,092**	$ 6,848,973	$ 8,788,967

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012, 2011, and 2010

1. Organization

Wells Timberland REIT Inc. ("Wells Timberland REIT") was formed on September 27, 2005 as a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. Wells Timberland REIT engages in the ownership and management of timberland located in the southeastern United States. Substantially all of Wells Timberland REIT's business is conducted through Wells Timberland Operating Partnership, L.P. ("Wells Timberland OP"), a Delaware limited partnership formed on November 9, 2005, of which Wells Timberland REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99.99% of its common partnership units. Wells Timberland Management Organization, LLC ("Wells TIMO"), a wholly owned subsidiary of Wells Capital, Inc. ("Wells Capital"), is the sole limited partner of Wells Timberland OP. In addition, Wells Timberland OP formed Wells Timberland TRS, Inc. ("Wells Timberland TRS"), a wholly owned subsidiary organized as a Delaware corporation, on January 1, 2006 (see Note 2). Unless otherwise noted, references herein to Wells Timberland REIT shall include Wells Timberland REIT and all of its subsidiaries, including Wells Timberland OP, and the subsidiaries of Wells Timberland OP, and Wells Timberland TRS. Under an agreement (the "Advisory Agreement"), Wells TIMO performs certain key functions on behalf of Wells Timberland REIT and Wells Timberland OP, including, among others, the investment of capital proceeds and management of day-to-day operations (see Note 12).

As of December 31, 2012, Wells Timberland REIT owned approximately 246,300 acres of timberland and held long-term leasehold interests in approximately 42,500 acres of additional timberland, all of which is located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia (the "Mahrt Timberland"). Wells Timberland REIT acquired the Mahrt Timberland on October 9, 2007. Wells Timberland REIT generates a substantial portion of its revenues from selling timber and the right to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales, selling higher-and-better-use timberland, and leasing land-use rights to third parties.

On August 11, 2006, Wells Timberland REIT commenced its initial public offering (the "Initial Public Offering") of up to 85.0 million shares of common stock, of which 75.0 million shares were offered in the primary offering for $10.00 per share and 10.0 million shares were reserved for issuance through Wells Timberland REIT's distribution reinvestment plan ("DRP"). Wells Timberland REIT stopped offering shares for sale under the Initial Public Offering on August 11, 2009. Wells Timberland REIT raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares under the Initial Public Offering.

On August 6, 2009, Wells Timberland REIT commenced its follow-on offering (the "Follow-On Offering", and together with the Initial Public Offering, the "Public Offerings") of up to 220.9 million shares of common stock, of which 200.0 million shares were offered in a primary offering for $10.00 per share and 20.9 million shares of common stock were reserved for issuance through Wells Timberland REIT's DRP for $9.55 per share. Effective December 31, 2011, Wells Timberland REIT ceased offering shares for sale under the Follow-On Offering. From January 1, 2012 to February 13, 2012, Wells Timberland REIT accepted $4.1 million of additional gross offering proceeds from the sale of approximately 0.4 million additional shares under the Follow-On Offering, which sales were agreed to by the investor on or before December 31, 2011. On March 15, 2012, Wells Timberland REIT withdrew from registration the unsold primary offering shares. Wells Timberland REIT raised gross offering proceeds of approximately $123.8 million from the sale of approximately 12.5 million shares under the Follow-On Offering.

Wells Timberland REIT offered up to approximately 11.4 million shares of its common stock, of which approximately 10.4 million shares were offered in a primary offering to non-U.S. persons at a price per share of $9.65, and up to approximately 1.0 million shares of common stock were reserved for issuance through an unregistered distribution reinvestment plan at a price per share equal to $9.55 (the "2010 German Offering"). The 2010 German Offering closed on August 6, 2011 and Wells Timberland REIT raised approximately $8.5 million from the sale of approximately 0.9 million shares in the 2010 German Offering.

Wells Timberland REIT raised gross offering proceeds from the sale of common stock under the Public Offerings and the 2010 German Offering of approximately $307.2 million. After deductions for payments of selling commissions and dealer-manager fees of approximately $24.7 million, other organization and offering expenses of approximately $1.4 million, approximately $0.4 million in placement and structuring agent fees, and common stock redemptions of approximately $2.6 million under the share redemption plan ("SRP"), Wells Timberland REIT had received aggregate net offering proceeds of approximately $278.1 million, which was used to partially fund the Mahrt Timberland acquisition, service acquisition-related debt, redeem shares of its preferred stock, and fund accrued dividends on redeemed shares of preferred stock.

Wells Timberland REIT's common stock is not listed on a national securities exchange. Wells Timberland REIT's charter requires that in the event its common stock is not listed on a national securities exchange by August 11, 2018, Wells Timberland REIT must either (i) seek stockholder approval of an extension or amendment of this listing deadline or (ii) seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells Timberland REIT seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells Timberland REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Timberland REIT seeks and does not obtain approval to liquidate, Wells Timberland REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Wells Timberland REIT have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and shall include the accounts of any variable interest entity ("VIE") in which Wells Timberland REIT or its subsidiaries is deemed the primary beneficiary. With respect to entities that are not VIEs, Wells Timberland REIT's consolidated financial statements shall also include the accounts of any entity in which Wells Timberland REIT or its subsidiaries owns a controlling financial interest and any limited partnership in which Wells Timberland REIT or its subsidiaries owns a controlling general partnership interest. In determining whether a controlling interest exists, Wells Timberland REIT considers, among other factors, the ownership of voting interests, protective rights, and participatory rights of the investors.

Wells Timberland REIT owns controlling financial interests in Wells Timberland OP and its subsidiaries, including Wells Timberland TRS, and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Timberland OP and Wells Timberland TRS are prepared using accounting policies consistent with those used by Wells Timberland REIT. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates.

Fair Value Measurements

Wells Timberland REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:

Level 1 — Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 — Assets and liabilities valued based on observable market data for similar instruments.

Level 3 — Assets or liabilities for which significant valuation assumptions are not readily observable in the market. Such assets or liabilities are valued based on the best available data, some of which may be internally developed. Significant assumptions may include risk premiums that a market participant would require.

Cash and Cash Equivalents

Wells Timberland REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Restricted Cash and Cash Equivalents

Cash and cash equivalents were restricted by the terms of the financing agreements entered into by Wells Timberland REIT in connection with its acquisition of the Mahrt Timberland (see Note 4). As of December 31, 2012, the restricted cash and cash equivalents balance consisted entirely of cash from operations. As of December 31, 2011, this balance consisted of approximately $2.9 million of cash from operations and $3.9 million of proceeds raised from the sale of common stock under the Follow-On Offering.

Accounts Receivable

Accounts receivable are recorded at the original amount earned, net of allowances for doubtful accounts, which approximates fair value. Accounts receivable are deemed past due based on their respective payment terms. Management assesses the realizability of accounts receivable on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. As of December 31, 2012, 2011, and 2010, no allowances have been provided against accounts receivable.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of prepaid rent, prepaid insurance, and prepaid operating costs. Prepaid expenses are expensed as incurred or reclassified to other asset accounts upon being put into service in future periods. Balances without future economic benefit are written off as they are identified.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized using the effective interest method over the terms of the related financing arrangements. Wells Timberland REIT recognized amortization of deferred financing costs for the years ended December 31, 2012, 2011, and 2010 of approximately $1.7 million, $0.5 million, and $1.2 million, respectively, which is included in interest expense in the accompanying consolidated statements of operations.

Timber Assets

Timber and timberlands, including logging roads, are stated at cost less accumulated depletion for timber harvested and accumulated road amortization. Wells Timberland REIT capitalizes timber and timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation; growing or purchases of seedlings; planting, fertilization, and herbicide application; and the thinning of tree stands to improve growth. Timber carrying costs, such as real estate taxes, insect control, wildlife control, leases of timberlands, and forestry management personnel salaries and fringe benefits, are expensed as incurred. Costs of major roads are capitalized and amortized over their estimated useful lives. Costs of roads built to access multiple logging sites over numerous years are capitalized and amortized over seven years. Costs of roads built to access a single logging site are expensed as incurred.

Depletion

Depletion, or costs attributed to timber harvested, is charged against income as trees are harvested. Fee-simple timber tracts owned longer than one year and similarly managed are pooled together for depletion calculation purposes. Depletion rates are determined at least annually by dividing (a) the sum of (i) net carrying value of the timber, which equals the original cost of the timber less previously recorded depletion, and (ii) capitalized silviculture costs incurred and the projected silviculture costs, net of inflation, to be capitalized over the harvest cycle, by (b) the total timber volume estimated to be available over the harvest cycle. The harvest cycle for the Mahrt Timberland is 30 years. The capitalized silviculture cost is limited to the expenditures that relate to establishing stands of timber. For each fee timber tract owned less than one year, depletion rates are generally determined by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Depletion rates for leased timber tracts, which are generally limited to one harvest, are calculated by dividing the acquisition cost attributable to its timber by the volume of timber acquired. Net carrying value of the timber and timberlands is used to compute the gain or loss in connection with timberland sales. No book basis is allocated to the sale of conservation easements.

Evaluating the Recoverability of Timber Assets

Wells Timberland REIT continually monitors events and changes in circumstances that could indicate that the carrying amounts of the timber assets in which Wells Timberland REIT has an ownership interest may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of timber assets may not be recoverable, Wells Timberland REIT assesses the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. Impairment losses would be recognized for (i) long-lived assets used in Wells Timberland REIT's operations when the carrying value of such assets exceeds the undiscounted cash flows estimated to be generated from the future operations of those assets, and (ii) long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. Wells Timberland REIT intends to use one harvest cycle for the purpose of evaluating the recoverability of timber and timberlands used in its operations. Future cash flow estimates are based on discounted probability-weighted projections for a range of possible outcomes. Wells Timberland REIT considers assets to be held for sale at the point at which a sale contract is executed and the buyer has made a non-refundable earnest money deposit against the contracted purchase price. Wells Timberland REIT has determined that there has been no impairment of its long-lived assets to date.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of timberland properties, Wells Timberland REIT allocates the purchase price to tangible assets, consisting of timberland and timber, and identified intangible assets and liabilities, which may include values associated with in-place leases or supply agreements, based in each case on management's estimate of their fair values. The fair values of timberland and timber are determined based on available market information and estimated cash flow projections that utilize appropriate discount factors and capitalization rates. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The values are then allocated to timberland and timber based on management's determination of the relative fair value of these assets.

Intangible Lease Assets

In-place ground leases with Wells Timberland REIT as the lessee have value associated with effective contractual rental rates that are below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management's estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases.

Fair Value of Debt Instruments

Wells Timberland REIT applied the provisions of the accounting standard for fair value measurements and disclosures in estimations of fair value of its debt instruments based on Level 2 assumptions. The fair value of the outstanding note payable was estimated based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement date. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Preferred Stock

The proceeds from issued and outstanding shares of preferred stock and dividends payable on preferred stock are recorded as preferred stock. See Note 9.

Common Stock

The par value of Wells Timberland REIT's issued and outstanding shares of common stock is recorded as common stock. The remaining gross proceeds are recorded as additional paid-in capital.

Stock Dividends

Stock dividends are assigned a value based on share offering prices under Wells Timberland REIT's respective offerings and recorded within accumulated deficit and distributions. The par value of a stock dividend declared and issued is recorded as common stock and the remaining value is recorded as additional paid-in capital. The par value of a stock dividend declared but not issued is recorded as other liabilities in the accompanying consolidated balance sheets and the remaining value is recorded as additional paid-in capital. Basic and diluted per-share information presented in the accompanying consolidated statements of operations is retroactively adjusted for all periods presented to reflect the impact of the additional shares of common stock issued and outstanding as a result of a stock dividend.

Interest Rate Swaps

Wells Timberland REIT has entered into interest rate swap contracts to mitigate its exposure to changing interest rates on variable rate debt instruments. Wells Timberland REIT does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. The fair values of interest rate swaps are recorded as either prepaid expenses and other assets or other liabilities in the accompanying consolidated balance sheets. Changes in the fair value of the effective portion of interest rate swaps that are designated as hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of hedges, if any, are recognized in current earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swap in the consolidated statements of operations. Amounts received or paid under interest rate swaps are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.

Wells Timberland REIT applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swaps at fair value. The fair values of interest rate swaps, classified under Level 2, were determined using a third-party proprietary model that is based on prevailing market data for contracts with matching durations, current and anticipated London Interbank Offered Rate ("LIBOR") information, consideration of Wells Timberland REIT's credit standing, credit risk of counterparties, and reasonable estimates about relevant future market conditions.

The following table presents information about Wells Timberland REIT's interest rate swaps measured at fair value as of December 31, 2012 and 2011:

Instrument Type	Balance Sheet Classification	Estimated Fair Value as of 12/31/2012	Estimated Fair Value as of 12/31/2011
Derivatives designated as hedging instruments:			
Interest rate swap contract	Other liabilities	**$ 687,674**	$ —
Derivatives not designated as hedging instruments:			
Interest rate swap contract	Other liabilities	**$ 128,934**	$ 976,677

For additional information about Wells Timberland REIT's interest rate swaps, see Note 5.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) legal ownership and the risk of loss are transferred to the purchaser, (iii) price and quantity are determinable, and (iv) collectibility is reasonably assured. Wells Timberland REIT's primary sources of revenue are recognized as follows:

(1) For delivered sales contracts, which include amounts sufficient to cover costs of logging and hauling of timber, revenues are recognized upon delivery to the customer.

(2) For pay-as-cut contracts, the purchaser acquires the right to harvest specified timber on a tract, at an agreed-upon price per unit. Payments and contract advances are recognized as revenue as the timber is harvested based on the contracted sale rate per unit.

(3) Revenues from the sale of HBU and nonstrategic timberlands are recognized when title passes and full payment or a minimum down payment is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, Wells Timberland REIT will record revenue based on the installment method.

(4) For recreational leases, rental income collected in advance is recorded as other liabilities in the accompanying consolidated balance sheets until earned over the term of the respective recreational lease and recognized as other revenue.

In addition to the sources of revenue noted above, Wells Timberland REIT also may enter into lump-sum sale contracts, whereby the purchaser generally pays the purchase price upon execution of the contract. Title to the timber and risk of loss transfers to the buyer at the time the contract is consummated. Revenues are recognized upon receipt of the purchase price. When the contract expires, ownership of the remaining standing timber reverts to Wells Timberland REIT; however, adjustments are not made to the revenues previously recognized. Any extensions of time will be negotiated under a new or amended contract.

Stock-based Compensation

Wells Timberland REIT recognizes the fair value of stock options granted to directors or employees over the respective weighted-average vesting periods by charging general and administrative expenses and recording additional paid-in capital. Upon the issuance of restricted stock, Wells Timberland REIT records the par value of $0.01 per share as common stock and additional paid-in capital. The fair value of the restricted stock as of the date of award is recognized over the respective vesting periods by charging general and administrative expenses and recording additional paid-in capital.

Earnings Per Share

Basic earnings (loss) per share available to common stockholders is calculated as net income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Net income (loss) available to common stockholders is calculated as net income (loss) less dividends payable to or accumulated to preferred stockholders. Diluted earnings (loss) per share available to common stockholders equals basic earnings per share available to common stockholders, adjusted to reflect the dilution that would occur if all outstanding securities convertible into common shares or contracts to issue common shares were converted or exercised and the related proceeds are then used to repurchase common shares.

Income Taxes

Wells Timberland REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and has operated as such beginning with its taxable year ended December 31, 2009. To qualify to be taxed as a REIT, Wells Timberland REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to its stockholders. As a REIT, Wells Timberland REIT generally is not subject to federal income tax on taxable income it distributes to stockholders. Wells Timberland REIT is subject to certain state and local taxes related to the operations of timberland properties in certain locations, which have been provided for in the accompanying consolidated financial statements. Wells Timberland REIT records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.

Wells Timberland REIT has elected to treat Wells Timberland TRS as a taxable REIT subsidiary. Wells Timberland REIT may perform certain non-customary services, including real estate or non-real-estate related services, through Wells Timberland TRS. Earnings from services performed through Wells Timberland TRS are subject to federal and state income taxes irrespective of the dividends paid deduction available to REITs for federal income tax purposes. In addition, for Wells Timberland REIT to continue to qualify to be taxed as a REIT, Wells Timberland REIT's investment in Wells Timberland TRS may not exceed 25% of the value of the total assets of Wells Timberland REIT.

Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefit is recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

No provision for federal income taxes has been made in the accompanying consolidated financial statements, other than the provision relating to Wells Timberland TRS, as Wells Timberland REIT did not generate taxable income for the periods presented. See Note 13 for more information.

Business Segments

Wells Timberland REIT owns interests in approximately 288,800 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. Wells Timberland REIT operates in a single reporting segment, and the presentation of Wells Timberland REIT's financial condition and performance is consistent with the way in which Wells Timberland REIT's operations are managed.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2011-04, *Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 converges the GAAP and International Financial Reporting Standards definition of "fair value", the requirements for measuring amounts at fair value, and disclosures about these measurements. The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU 2011-04 was effective for Wells Timberland REIT for the period beginning January 1, 2012. The adoption of ASU 2011-04 has not had a material impact on Wells Timberland REIT's financial statements or disclosures.

In June 2011, the FASB issued Accounting Standards Update 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The adoption of ASU 2011-05 was effective for Wells Timberland REIT for the period beginning January 1, 2012. In February 2013, the FASB issued Accounting Standards Update 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 requires an entity to disclose information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to disclose significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount reclassified to net income in its entirety in the same reporting period is required under GAAP. For amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. ASU 2013-02 will be effective for Wells Timberland REIT for the period beginning January 1, 2013. The adoption of ASU 2011-05 and ASU 2013-02 have not had a material impact on Wells Timberland REIT's financial statements or disclosures.

Reclassifications

Certain prior period amounts, as reported, have been reclassified to conform with the current period financial statement presentation.

3. Timber Assets

Timber and Timberlands

As of December 31, 2012 and 2011, timber and timberlands consisted of the following, respectively:

	As of December 31, 2012		
	Gross	**Accumulated Depletion or Amortization**	**Net**
Timber	**$ 161,878,914**	**$ 11,677,229**	**$ 150,201,685**
Timberlands	**183,349,545**	**—**	**183,349,545**
Mainline roads	**428,688**	**174,623**	**254,065**
Timber and timberlands	**$ 345,657,147**	**$ 11,851,852**	**$ 333,805,295**

	As of December 31, 2011		
	Gross	**Accumulated Depletion or Amortization**	**Net**
Timber	$ 175,512,118	11,759,282	$ 163,752,836
Timberlands	164,550,798	—	164,550,798
Mainline roads	376,406	118,190	258,216
Timber and timberlands	$ 340,439,322	$ 11,877,472	$ 328,561,850

The timber and timberlands shown above reflect the Mahrt Timberland, which Wells Timberland REIT acquired on October 9, 2007 for a purchase price of approximately $400.0 million, exclusive of closing costs. On September 28, 2012, Wells Timberland REIT acquired approximately 30,000 acres of timberland (the "Property") for a purchase price of approximately $20.5 million, exclusive of closing costs. Wells Timberland REIT had previously held long-term leasehold interest in the Property, which is located within the Mahrt Timberland. In addition, Wells Timberland REIT paid $2.0 million to buy out a third party's interest in approximately 14,400 acres of timberland, including 12,400 acres within the Property and 2,000 acres where Wells Timberland REIT continues to hold long-term leasehold interests. Wells Timberland REIT will also make annual payments on approximately 8,300 acres of the Property at a per-acre rate equal to the then-current lease rate to the seller through May 2022. The estimated net present value of the liability was approximately $1.2 million and was recorded in other liabilities in the accompanying consolidated balance sheets. The acquisition was funded with cash on-hand and debt financing (see Note 4). During 2011, Wells Timberland REIT acquired fee-simple interest in approximately 1,400 acres of timberland in which it previously held leasehold interests for approximately $1.0 million, exclusive of closing costs.

During the years ended December 31, 2012, 2011, and 2010, Wells Timberland REIT sold approximately 6,020 acres, 1,130 acres, and 1,170 acres of timberland, respectively, for approximately $11.0 million, $1.7 million, and $2.3 million, respectively. Wells Timberland REIT's cost basis in the timberland sold for these years was approximately $7.2 million, $1.2 million, and $1.4 million, respectively.

As of December 31, 2012, the Mahrt Timberland consisted of approximately 288,800 acres of timberland, including 246,300 acres of timberland held in fee-simple interests and approximately 42,500 acres of timberland held in leasehold interests. As of December 31, 2012, the Mahrt Timberland contained approximately 10.1 million tons of merchantable timber inventory, including approximately 6.0 million tons of pulpwood, 2.1 million tons of chip-n-saw, and 2.0 million tons of sawtimber.

Intangible Lease Assets

Upon the acquisition of Mahrt Timberland, Wells Timberland REIT allocated the purchase price to tangible assets, consisting of timberland and timber, and intangible assets, consisting of below-market in-place ground leases for which Wells Timberland REIT is the lessee. The capitalized below-market in-place lease values are recorded as intangible lease assets and are amortized as adjustments to land rent expense over the weighted-average remaining term of the respective leases. Wells Timberland REIT had net below-market lease assets of approximately $0.1 million and $0.3 million as of December 31, 2012 and 2011, respectively, and recognized amortization of this asset of approximately $0.2 million in both 2012 and 2011.

As of December 31, 2012, below-market lease assets will be amortized as follows:

For the years ending December 31,		
2013	$	85,766
2014		3,521
2015		3,521
2016		3,521
2017		3,521
Thereafter		15,549
	$	115,399

As of December 31, 2012, the remaining weighted-average amortization period over which below-market lease assets will be amortized is three years.

4. Note Payable and Line of Credit

On September 28, 2012, Wells Timberland REIT entered into a first mortgage loan agreement (the "CoBank Loan") with a syndicate of banks with CoBank, ACB ("CoBank") serving as administrative agent. The CoBank Loan amended and restated the five-year senior loan agreement for $211.0 million entered into on March 24, 2010 and its amendments (the "Mahrt Loan").

Under the CoBank Loan, Wells Timberland REIT initially can borrow up to $148.0 million in principal, including $133.0 million through a term loan facility ("CoBank Term Loan") and up to $15.0 million through a revolving credit facility (the "CoBank Revolver"). Wells Timberland REIT also has the ability to increase the amount of the CoBank Term Loan by up to $50.0 million (the "CoBank Incremental Loan") during the term of the CoBank Loan. On August 11, 2018, all outstanding principal, interest, and any fees or other obligations on the CoBank Loan will be due and payable in full. The CoBank Loan is secured by a first mortgage in the Mahrt Timberland, a first priority security interest in all bank accounts held by Wells Timberland REIT, and a first priority security interest on all other assets of Wells Timberland REIT.

Proceeds of $133.0 million from the CoBank Term Loan were used to pay off the outstanding balance of the Mahrt Loan, fund costs associated with closing the CoBank Loan, and partially fund the Property acquisition (see Note 3). As of December 31, 2012, the outstanding balance of the CoBank Loan was $132.4 million, all of which was outstanding under the CoBank Term Loan.

The CoBank Loan bears interest at an adjustable rate based on, at the option of Wells Timberland REIT, either the one-, two-, or three-month LIBOR plus an applicable margin ranging from 2.00% to 2.75% (the "LIBOR Rate") or at an alternate base rate plus an applicable margin ranging from 1.00% to 1.75% (the "Base Rate"). The Base Rate for any day is, as announced by CoBank on the first business day of each week, as the higher of (a) 1.5% greater than one-month LIBOR or (b) the prime rate as published from time to time in the Eastern Edition of the Wall Street Journal, or, if the Wall Street Journal shall cease publishing the "prime rate" on a regular basis, such other regularly published average prime rate applicable to such commercial banks as is acceptable to the lenders in their reasonable discretion. The margin component of the LIBOR Rate and the Base Rate is based on the loan-to-collateral-value ratio (the "LTV Ratio"), which is expressed as a percentage, of (a) the outstanding principal amount of all loans outstanding, less certain amounts permitted to be set aside under the terms of the CoBank Loan, for working capital and other purposes and any cash balances accumulated to fund distributions or future acquisitions, to (b) the value of the timberland assets, as determined in accordance with the CoBank Loan.

Wells Timberland REIT is required to pay a fee on the unused portion of the CoBank Revolver in an amount equal to the daily unused amount of the CoBank Revolver multiplied by a rate equal to (a) 0.375% per annum, if the LTV Ratio is greater than 40%, (b) 0.250% per annum, if the LTV Ratio is equal to or greater than 35% and less than 40%, and (c) 0.200% per annum, if the LTV Ratio is less than 35%.

The CoBank Loan is subject to mandatory prepayment from proceeds generated from dispositions of timberland and lease terminations. The mandatory prepayment excludes (1) the first $4.0 million of cost basis of timberland dispositions in any fiscal year if (a) LTV Ratio calculated on a pro forma basis after giving effect to such disposition does not exceed 40%, and (b) such cost basis is used as permitted under the CoBank Loan; and (2) lease termination proceeds of less than $2.0 million in a single termination until aggregate lease termination proceeds during the term of the CoBank loan exceeds $5.0 million. Wells Timberland REIT may make voluntary prepayments at any time without premium or penalty.

The CoBank Loan contains, among others, the following financial covenants:

- limits the LTV Ratio to 45% at the end of each fiscal quarter and upon the sale or acquisition of any property;
- requires a fixed-charge coverage ratio of not less than 1.05:1.00 at the end of each fiscal quarter.

Wells Timberland REIT believes it was in compliance as of December 31, 2012 and expects to remain in compliance with the financial covenants of the CoBank Loan. Additionally, the CoBank Loan requires funding of an account under the control of CoBank equal to approximately six months of interest on the CoBank Loan during any time the LTV Ratio is 35% or greater, or approximately three months of interest if the LTV Ratio is less than 35%.

Interest Paid and Fair Value of Outstanding Debt

During the years ended December 31, 2012, 2011, and 2010, Wells Timberland REIT made the following interest payments on its borrowings:

	2012	2011	2010
Mahrt Loan	$ 2,533,285	$ 4,984,171	$ 6,212,596
CoBank Loan	726,347	—	—
Senior loan	—	—	876,489
Mezzanine loan	—	—	295,281
	$ 3,259,632	$ 4,984,171	$ 7,384,366

As of December 31, 2012 and 2011, the weighted-average interest rate on the aforementioned borrowings, after consideration of the interest rate swap, was 2.62% and 3.71%, respectively. As of December 31, 2012 and 2011, the estimated fair value of Wells Timberland REIT's note payable was approximately $132.4 million and $118.4 million, respectively. The fair value was estimated based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5. Interest Rate Swaps

Wells Timberland REIT entered into interest rate swap contracts in order to mitigate its interest rate risk on related financial instruments. Wells Timberland REIT does not enter into derivative or interest rate contracts for speculative purposes; however, Wells Timberland REIT's derivatives may not qualify for hedge accounting treatment.

Interest Rate Swap Not Designated as Hedging Instrument

On March 24, 2010, as required by the terms of the Mahrt Loan, Wells Timberland REIT entered into an interest rate swap agreement with Rabobank Group ("Rabobank") to hedge its exposure to changing interest rates on a portion of the Mahrt Loan (the "Rabobank Interest Rate Swap"). The Rabobank Interest Rate Swap is effective from September 30, 2010 to March 28, 2013. Under the terms of the Rabobank Interest Rate Swap, Wells Timberland REIT pays interest at a fixed rate of 2.085% per annum and receives variable LIBOR-based interest payments from Rabobank based on the following schedule:

Start Date	End Date	Notional Amount
September 30, 2010	December 30, 2010	$52,500,000
December 30, 2010	March 30, 2011	$49,500,000
March 30, 2011	June 30, 2011	$46,500,000
June 30, 2011	September 30, 2011	$43,500,000
September 30, 2011	December 30, 2011	$67,500,000
December 30, 2011	March 30, 2012	$62,500,000
March 30, 2012	June 29, 2012	$57,500,000
June 29, 2012	September 28, 2012	$50,000,000
September 28, 2012	December 31, 2012	$37,500,000
December 31, 2012	March 28, 2013	$28,500,000

The detail of loss on the RaboBank Interest Rate Swap, which is recorded as loss on interest rate swaps in the accompanying consolidated statements of operations, is provided below for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Noncash gain (loss) on Rabobank Interest Rate Swap	**$ 847,743**	$ 531,512	$ 2,271,093
Net payments on Rabobank Interest Rate Swap	**(971,259)**	(971,009)	(4,065,220)
Loss on Rabobank Interest Rate Swap	**$ (123,516)**	$ (439,497)	$ (1,794,127)

Wells Timberland REIT entered into an interest rate swap agreement with Wachovia Bank, N.A., to hedge its exposure to the senior loan's variable interest rate (the "Wachovia Interest Rate Swap"). The Wachovia Interest Rate Swap was effective on October 16, 2007 and matured on September 30, 2010. Under the terms of the Wachovia Interest Rate Swap, from October 25, 2008 through September 30, 2010, Wells Timberland REIT paid interest at a fixed rate of 4.905% per annum and received LIBOR-based interest payments based on $106.0 million. The detail of loss on the Wachovia Interest Rate Swap, which is recorded as loss on interest rate swaps in the accompanying consolidated statements of operations, is provided below for the year ended December 31, 2010:

	2010
Noncash gain on Wachovia Interest Rate Swap	$ 3,680,341
Net payments on Wachovia Interest Rate Swap	(3,720,244)
Loss on Wachovia Interest Rate Swap	$ (39,903)

On January 23, 2009, Wells Timberland REIT entered into an interest rate swap agreement with CoBank to hedge its exposure to changing interest rates on $75.0 million of the senior loan (the "CoBank Interest Rate Swap"). The CoBank Interest Rate Swap was effective between February 24, 2009 and February 24, 2010. Under the terms of the CoBank Interest Rate Swap, Wells Timberland REIT paid interest at a fixed rate of 1.14% per annum and received LIBOR-based interest payments from CoBank on a notional amount of $75.0 million. The detail of loss on the CoBank Interest Rate Swap, which is recorded as loss on interest rate swaps in the accompanying consolidated statements of operations, is provided below for the year ended December 31, 2010:

	2010
Noncash gain on CoBank Interest Rate Swap	$ 98,940
Net payments on CoBank Interest Rate Swap	(102,242)
Loss on CoBank Interest Rate Swap	$ (3,302)

Interest Rate Swap Designated as Hedging Instrument

As required by the terms of the CoBank Loan, on October 23, 2012, Wells Timberland REIT entered into an interest rate swap agreement with Rabobank to hedge its exposure to changing interest rates on $80.0 million of the CoBank Loan that is subject to a variable interest rate (the "Rabobank Forward Swap"). The Rabobank Forward Swap has an effective date of March 28, 2013 and matures on September 30, 2017. Under the terms of the Rabobank Forward Swap, Wells Timberland REIT will pay interest at a fixed rate of 0.91% per annum to Rabobank and will receive one-month LIBOR-based interest payments from Rabobank. The Rabobank Forward Swap qualifies for hedge accounting treatment. At December 31, 2012, Wells Timberland REIT recognized the change in fair value of the Rabobank Forward Swap of approximately $0.7 million as other comprehensive loss. During 2012, there was no hedge ineffectiveness on the Rabobank Forward Swap required to be recognized in earnings. No amounts were paid or received on the Rabobank Forward Swap during the year ended December 31, 2012.

6. Commitments and Contingencies

MeadWestvaco Timber Agreements

In connection with its acquisition of the Mahrt Timberland, Wells Timberland REIT entered into a fiber supply agreement and a master stumpage agreement (collectively, the "Timber Agreements") with a wholly owned subsidiary of MeadWestvaco Corporation ("MeadWestvaco"). The fiber supply agreement provides that MeadWestvaco will purchase specified tonnage of timber from Wells Timberland TRS at specified prices per ton, depending upon the type of timber. The fiber supply agreement is subject to quarterly market pricing adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern states. The master stumpage agreement provides that Wells Timberland REIT will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to Wells Timberland TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco plus a portion of the gross proceeds received from MeadWestvaco under the fiber supply agreement. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide Wells Timberland REIT with a reliable customer for the wood products from the Mahrt Timberland. For the years ended December 31, 2012, 2011, and 2010, approximately 54%, 58%, and 61%, respectively, of Wells Timberland REIT's net timber sales revenue was derived from the Timber Agreements. For 2013, Wells Timberland REIT is required to make available a minimum of approximately 0.6 million tons of timber for purchase by MeadWestvaco at fiber supply agreement pricing.

FRC Timberland Operating Agreement

Wells Timberland REIT is party to a timberland operating agreement with Forest Resource Consultants, Inc. ("FRC"). Pursuant to the terms of the timberland operating agreement, FRC manages and operates the Mahrt Timberland and the related timber operations, including ensuring delivery of timber to MeadWestvaco in compliance with the Timber Agreements. In consideration for rendering the services described in the timberland operating agreement, Wells Timberland REIT pays FRC (i) a monthly management fee based on the actual acreage FRC manages, which is payable monthly in advance, and (ii) an incentive fee based on net revenues generated by the Mahrt Timberland. The incentive fee is payable annually in arrears. The timberland operating agreement, as amended, is effective through December 31, 2013, with the option to extend for one-year periods and may be terminated by either party with mutual consent or by Wells Timberland REIT with or without cause upon providing 120 days' prior written notice.

Obligations under Operating Leases

Wells Timberland REIT owns leasehold interests related to the use of approximately 42,500 acres of timberland as of December 31, 2012. These operating leases have expiration dates ranging from 2013 through 2022. Approximately 21,500 acres of these leased timberlands are leased to Wells Timberland REIT under one long-term lease that expires in May 2022 (the "LTC Lease"). The LTC Lease calls for four quarterly rental payments totaling $3.10 per acre plus an annual adjustment rental payment based on the change in the Producer Price Index as published by the U.S. Department of Labor's Bureau of Labor Statistics from the LTC Lease's base year of 1956. This annual rental payment adjustment increased the per-acre lease rate to approximately $21.00 for 2012, which is the rate used to calculate the following remaining required payments under the terms of the operating leases as of December 31, 2012:

2013	$	875,946
2014		785,616
2015		671,003
2016		671,003
2017		671,003
Thereafter		2,872,349
	$	6,546,920

Placement Agent Agreements

On February 25, 2010, Wells Timberland REIT entered into a placement agent agreement with Wells Germany GmbH, a limited partnership organized under the laws of Germany ("Wells Germany"), and Viscardi AG, a corporation organized under the laws of Germany ("Viscardi"). Wells Real Estate Funds, Inc. ("Wells REF"), which is the owner of Wells Capital, Wells Timberland REIT's sponsor, indirectly owns a majority interest in Wells Germany. On January 3, 2011, Wells Timberland REIT entered into a placement agent agreement, effective December 21, 2010, with Wells Germany and Renalco S.A., a company organized under the laws of Switzerland ("Renalco"). Viscardi and Renalco are not in any way affiliated with Wells Timberland REIT, Wells Germany, or any of their respective affiliates.

Pursuant to the agreements, Wells Timberland REIT engaged Viscardi and Renalco to act as placement agents in connection with the 2010 German Offering and to provide ongoing account maintenance and administrative services in connection with shares of common stock sold under the 2010 German Offering. The placement agent agreements expired upon the conclusion of the 2010 German Offering, provided however, that with respect to the ongoing account maintenance and administrative services contemplated by the parties, the placement agent agreements will continue until the earlier of (i) a liquidity event, which includes, among other things, the listing of the common stock on an exchange (as defined by the Exchange Act) or the disposition of all or a majority of the assets or capital stock of Wells Timberland REIT (a "Liquidity Event") or (ii) December 31, 2018. Wells Timberland REIT pays an annual account maintenance fee to Viscardi and Renalco of $0.02 per share purchased in the 2010 German Offering.

During the years ended December 31, 2012 and 2011, Wells Timberland REIT incurred approximately $17,600 and $17,500, respectively, of annual account maintenance fees under the placement agent agreements.

Litigation

From time to time, Wells Timberland REIT may be a party to legal proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any reasonably possible loss relating to these matters using the latest information available. Wells Timberland REIT records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Wells Timberland REIT accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, Wells Timberland REIT accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Wells Timberland REIT discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, Wells Timberland REIT discloses the nature and estimate of the possible loss of the litigation. Wells Timberland REIT does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote.

Wells Timberland REIT is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells Timberland REIT. Wells Timberland REIT is not aware of any legal proceedings contemplated by governmental authorities.

7. Noncontrolling Interest

On November 9, 2005, Wells Timberland OP issued 20,000 common units to Wells Timberland REIT and 200 common units to Wells Capital in exchange for $200,000 and $2,000, respectively. On December 28, 2006, Wells Capital transferred to Wells TIMO all of its common units of Wells Timberland OP. The common units held by Wells Timberland REIT and Wells TIMO represent limited partnership interests in Wells Timberland OP of approximately 99.99% and 0.01%, respectively.

Limited partners holding common units representing limited partnership interests in Wells Timberland OP have the option to redeem such units after the units have been held for one year. Unless Wells Timberland REIT exercises its right to purchase common units of Wells Timberland OP for shares of its common stock, Wells Timberland OP would redeem such units with cash.

On November 9, 2005, Wells Timberland OP also issued 100 special units to Wells Capital for $1,000. On December 28, 2006, Wells Capital transferred to Wells TIMO all of its special units of Wells Timberland OP. The holder of special units does not participate in the profits and losses of Wells Timberland OP. Amounts payable to the holder of the special units, if any, will depend on the amount of net sales proceeds received from property dispositions or the market value of Wells Timberland REIT's shares upon listing, or the fair market value of Wells Timberland REIT's assets upon the termination of the Advisory Agreement without cause (see Notes 8 and 12).

8. Special Units

Wells TIMO, the Advisor, is the holder of the special units of limited partnership interest in Wells Timberland OP. So long as the special units remain outstanding, Wells TIMO will be entitled to distributions from Wells Timberland OP in an amount equal to 15.0% of net sales proceeds and any debt repayment received by Wells Timberland OP on dispositions of its timberland and real estate-related investments after the other holders of common units, including Wells TIMO, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In addition, the special units will be redeemed by Wells Timberland OP, resulting in a one-time payment to the holder of the special units, upon the earliest to occur of the following events:

(i) the listing of Wells Timberland REIT's common stock on a national securities exchange (the "Listing Liquidity Event"); or

(ii) the termination or nonrenewal of the Advisory Agreement (a "Termination Event").

As holder of the special units, Wells TIMO will be entitled to distributions from Wells Timberland OP in the event of a Listing Liquidity Event in an amount equal to 15.0% of net sales proceeds received by Wells Timberland OP if Wells Timberland REIT had liquidated its properties and real estate-related investments for an amount equal to the market value of the listed shares after the holders of common units, including us, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In the event of a redemption upon listing, Wells Timberland OP would pay the redemption amount in the form of shares of common stock of Wells Timberland REIT. The redemption payment due upon a Termination Event, other than a termination for cause, is equal to the aggregate amount of net sales proceeds that would have been distributed to the holder of the special units as described above if, on the date of the occurrence of the Termination Event, all assets of Wells Timberland OP have been sold for their then fair market values and all liabilities of Wells Timberland OP had been satisfied in full according to their terms. In the event of a Termination Event without cause, Wells Timberland OP would make the one-time payment in the form of a noninterest-bearing promissory note in an amount equal to the redemption amount. The promissory note will be repaid from net proceeds of the sale of Wells Timberland OP's assets in connection with or following the Termination Event. In the event of a Listing Liquidity Event subsequent to a Termination Event, the promissory note would be canceled in exchange for shares of Wells Timberland REIT's common stock equal in market value to the outstanding balance of the promissory note.

In the event Wells Timberland REIT terminates the Advisory Agreement for cause, which includes fraud, criminal conduct, willful misconduct, willful or grossly negligent breach of fiduciary duty, and a material breach of the Advisory Agreement by Wells TIMO, Wells Timberland OP would redeem the special units for $1.00.

9. Stockholders' Equity

Preferred Stock

Wells Timberland REIT is authorized to issue one or more series of preferred shares, par value of $0.01 per share. Wells Timberland REIT's board of directors approved the designation, issuance, and sale of up to 35,000 shares of Series A preferred stock and up to 15,000 shares of Series B preferred stock to Wells REF, an affiliate of Wells Timberland REIT, for a purchase price of $1,000 per share. Between October 2007 and December 2009, Wells Timberland REIT issued 32,128 shares of Series A preferred stock and 11,500 shares of Series B preferred stock to Wells REF in exchange for approximately $32.1 million and $11.5 million, respectively. Wells Timberland REIT's Series A and Series B preferred stock are not convertible into shares of Wells Timberland REIT's common stock. If Wells Timberland REIT is liquidated or dissolved, the holders of the preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends before any payment may be made to the holders of Wells Timberland REIT's common stock or any other class or series of Wells Timberland REIT's capital stock ranking junior on liquidation to the Series A and Series B preferred stock.

Prior to May 9, 2011, dividends accrued on the Series A and Series B preferred stock at the rate per annum of 8.5%. On May 9, 2011, Wells REF, as the sole holder of the Series A preferred stock and Series B preferred stock consented to the waiver of the daily accrual of dividends on the Series A preferred stock and Series B preferred stock at an annual rate of 8.5%, provided that from and after May 9, 2011, the dividends on the Series A preferred stock and Series B preferred stock will continue to accrue at an annual rate of 1.0%. If authorized by Wells Timberland REIT's board of directors and declared by Wells Timberland REIT, accrued dividends are payable on September 30 of each year. In exchange for the reduction in the annual dividend rate, the board of directors of Wells Timberland REIT approved the redemption of the preferred stock held by Wells REF using up to 40% of the net proceeds from the Follow-On Offering, provided that the amount of Series A preferred stock and Series B preferred stock redeemed per month from Wells REF not exceed $2.0 million.

During the year ended December 31, 2012, Wells Timberland REIT redeemed 356 shares of its preferred stock at the original issue price of approximately $0.4 million, plus accrued but unpaid dividends of $0.1 million. As of December 31, 2012, Wells Timberland REIT had redeemed 6,236 shares of its preferred stock for approximately $7.9 million, consisting of approximately $6.2 million in original issuance price and approximately $1.7 million in accrued dividends. Approximately 37,392 shares of preferred stock remained outstanding as of December 31, 2012, with accrued but unpaid dividends of approximately $11.2 million included in preferred stock in the accompanying consolidated statements of stockholders' equity.

Stock Incentive Plan

Wells Timberland REIT adopted a long-term incentive plan, which is used to attract and retain qualified independent directors, employees, advisors, and consultants, as applicable, subject to certain limitations. A total of 500,000 shares of common stock were authorized and reserved for issuance under the long-term incentive plan, of which 100,000 of such common shares were reserved for issuance to independent directors under an independent directors compensation plan.

The exercise price of any award shall not be less than the fair market value of the common stock on the date of the grant. The board of directors or a committee of the independent directors administers the incentive plan, with sole authority (following consultation with Wells TIMO) to select participants, determine the types of awards to be granted, and all of the terms and conditions of the awards, including whether the grant, vesting, or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting, and/or exercise of the awards would jeopardize Wells Timberland REIT's status as a REIT under the Code or otherwise violate the ownership and transfer restrictions imposed under Wells Timberland REIT's charter. Unless determined by the board of directors or a committee of the independent directors, no award granted under the long-term incentive plan will be transferable except through the laws of descent and distribution.

Between 2006 and 2009, Wells Timberland REIT granted to its four independent directors a total of 22,000 options to purchase shares of its common stock. These grants of options were anti-dilutive with an exercise price of $10.00 per share. These options were fully vested as of August 2011 and all remained exercisable as of December 31, 2012.

On November 13, 2009, the board of directors amended and restated the independent directors compensation plan to provide for the issuance of restricted stock, rather than options, as noncash compensation to the independent directors of Wells Timberland REIT. The amended and restated plan provides that each independent director elected or appointed to the board on or after November 13, 2009 will receive a grant of 2,500 shares of restricted stock upon his or her initial election or appointment. Upon each subsequent re-election to the board, each independent director will receive a subsequent grant of 1,000 shares of restricted stock. The shares of restricted stock vests in thirds on each of the first three anniversaries of the date of grant. During 2012, 5,500 shares of restricted stock were granted. As of December 31, 2012, 16,000 shares of restricted stock had been granted, approximately 4,000 shares of which had vested, and approximately 1,667 shares of which were forfeited upon the resignation of an independent director from the board of Wells Timberland REIT in 2012.

Distribution Reinvestment Plan

Wells Timberland REIT has adopted a distribution reinvestment plan ("DRP"), as amended and restated, through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of Wells Timberland REIT's common stock in lieu of receiving cash distributions. To the extent Wells Timberland REIT makes future cash distributions to its stockholders, shares may be purchased under the DRP by participating stockholders for a price equal to the most recently published per-share estimated value ($6.56). Participants in the DRP may purchase fractional shares so that 100% of the distributions may be used to acquire additional shares of Wells Timberland REIT's common stock. Wells Timberland REIT may amend, suspend, or terminate the DRP for any reason at any time upon 10 days written notice to its stockholders.

Share Redemption Plan

The board of directors of Wells Timberland REIT adopted a share redemption plan, or SRP, as amended and restated, that allows stockholders who hold their shares for more than one year to sell their shares back to Wells Timberland REIT, subject to certain limitations and penalties. Redemptions sought within two years of the death, qualifying disability, or qualification for federal assistance for confinement to a long-term care facility of a stockholder ("Qualified Special Redemptions") do not require a one-year holding period. Shares redeemed under the SRP, other than Qualified Special Redemptions, are limited to the lesser of (i) the sum of net proceeds received from the sale of shares through the DRP plus any additional amounts reserved for redemptions by Wells Timberland REIT's board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. Qualified Special Redemptions are limited to the sum of net proceeds received from the sale of shares through the DRP plus any additional amounts reserved for redemptions by Wells Timberland REIT's board of directors. To date, Wells Timberland REIT has not received proceeds from the sale of shares through the DRP, as it has not made cash distributions to the stockholders. Wells Timberland REIT's board of directors has approved a monthly, non-cumulative reserve of $150,000 to fund Qualified Special Redemptions. To the extent it does not receive proceeds from the sale shares of its common stock through the DRP, Wells Timberland REIT may not be able to redeem shares through the SRP other than Qualified Special Redemptions.

Prior to October 1, 2012, the price for all redemptions, other than Qualified Special Redemptions, through the end of the period of one year after the completion of Wells Timberland REIT's offering stage was 91% of the aggregate amount paid to Wells Timberland REIT for all shares owned by the redeeming stockholder divided by the number of shares owned by such stockholder. Thereafter, the redemption price will be 95% of the published estimated per-share value. Prior to October 1, 2012, the redemption price for Qualified Special Redemptions through the end of the period of one year after the completion of Wells Timberland REIT's offering stage was equaled to 100% of the aggregate amount paid to Wells Timberland REIT for all shares owned by the redeeming stockholder divided by all shares owned by such stockholder. Thereafter, the redemption price was 100% of the published estimated per-share value.

On August 6, 2012, Wells Timberland REIT's board of directors suspended the Amended SRP, as defined below, effective October 1, 2012 until the first full month following the initial publication of the estimated per-share value. Also, on August 6, 2012, Wells Timberland REIT amended the SRP (the "Amended SRP"), effective October 1, 2012. The Amended SRP provides that the redemption price for all redemptions, including Qualified Special Redemptions, will be calculated in the same manner. Specifically, until the initial publication in an Exchange Act report filed with the SEC of an estimated per-share value approved by the board of directors, the price per share was 91% of the aggregate amount paid to Wells Timberland REIT for all shares owned by the redeeming stockholder, divided by the number of shares owned by such stockholder that were acquired from Wells Timberland REIT. After the initial estimated per-share value publication, the price will be 95% of the estimated per share value, plus or minus any valuation adjustment as provided in the Amended SRP.

Wells Timberland REIT announced its estimated per-share value in a current report on Form 8-K on December 14, 2012. Effective January 1, 2013, the Amended SRP resumed and the price to be paid for shares redeemed under the Amended SRP will be 95% of the estimated per-share value of Wells Timberland REIT's common stock, or $6.23, plus or minus any valuation adjustment as provided in the Amended SRP.

During the years ended December 31, 2012 and 2011, approximately 79,088 and 92,605 shares of common stock, respectively, were redeemed under the SRP for approximately $0.7 million and $0.9 million, respectively. In September 2012, qualified redemption requests exceeded the $150,000 limit set by the board of directors. As a result, September 2012 redemption requests were pro-rated per terms of the SRP. Wells Timberland REIT redeemed $150,000 of shares at 100% the aggregate amount paid to it. Wells Capital reimbursed Wells Timberland REIT 9% of the amount of shares redeemed in September 2012, or $13,500. As of September 30, 2012, approximately $0.2 million of qualified redemption requests were unfulfilled and returned to the investors. No shares were redeemed during the fourth quarter of 2012 and no redemption requests were unfilled as of December 31, 2012. The board of directors may amend, suspend, or terminate the SRP upon 30 days' written notice and without stockholder approval.

10. Recreational Leases

Wells Timberland REIT leases certain access rights to portions of the Mahrt Timberland to individuals and companies for recreational purposes. These operating leases generally have terms of one year with certain provisions to extend the lease agreements for another one-year term. Wells Timberland REIT retains substantially all of the risks and benefits of ownership of the timberland properties leased to tenants. As of December 31, 2012, approximately 254,000 acres, or 99%, of Wells Timberland REIT's available timberland had been leased to tenants under operating leases that expire in May 2013. Under the terms of the recreational leases, tenants are required to pay the entire rent upon execution of the lease agreement. Such rental receipts are recorded as other liabilities until earned over the terms of the respective recreational leases and recognized as other revenue. As of December 31, 2012 and 2011, approximately $1.0 million and $1.0 million, respectively, of such rental receipts are recorded as other liabilities in the accompanying consolidated balance sheets. For each of the three years in the period ended December 31, 2012, Wells Timberland REIT recognized other revenues related to recreational leases of approximately $2.4 million.

11. Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2012, 2011, and 2010, respectively:

	2012	2011	2010
Write-off of due to affiliates	**$ 27,315,249**	$ —	$ —
Dividends accrued on preferred stock	**$ 373,992**	$ 1,556,675	$ 3,708,380
Discounts applied to issuance of common stock	**$ 43,761**	$ 463,980	$ 360,530
Commissions on stock sales and related dealer-manager fees due to affiliate	**$ —**	$ 105,502	$ —
Issuance (cancellation) of stock dividends	**$ (329)**	$ 5,570,133	$ 6,057,323
Stock dividends payable to stockholders – additional paid-in capital	**$ —**	$ (221,082)	$ 221,082
Stock dividends payable to stockholders – par value	**$ —**	$ (221)	$ 221
Issuance of stock-based compensation	**$ 55,000**	$ 40,000	$ 65,000
Other liabilities assumed upon acquisition of timberland	**$ 1,156,317**	$ 4,404	$ —
Market value adjustment to interest rate swap	**$ (687,674)**	$ —	$ —
Other offering costs due to affiliate	**$ —**	$ 28,316	$ 121,457

12. Related-Party Transactions

Advisory Agreement

Wells Timberland REIT and Wells Timberland OP are party to the Advisory Agreement with Wells TIMO, a wholly owned subsidiary of Wells Capital. On March 16, 2012, the board of directors of Wells Timberland REIT approved a second amendment to the Advisory Agreement ("Advisory Agreement Amendment No. 2"), which amended certain provisions related to fees and expense reimbursements. Advisory Agreement Amendment No. 2, which was effective April 1, 2012, provides that as of and for each quarter, the amount of fees and expense reimbursements payable to Wells TIMO will be limited to the lesser of (i) 1.0% of assets under management as of the last day of the quarter less advisor fees paid for the preceding three quarters, and (ii) free cash flow for the four quarters then ended in excess of an amount equal to 1.25 multiplied by Wells Timberland REIT's interest expense for the four quarters then ended. Free cash flow is defined as EBITDA (as defined in Wells Timberland REIT's loan agreements), less all capital expenditures paid by Wells Timberland REIT on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of Wells Timberland REIT's outstanding preferred stock). The amount of the disposition fees and the reimbursement of organization and offering expenses payable pursuant to the Advisory Agreement, as amended, remained unchanged. No payments would be permitted under the Advisory Agreement, as amended, if they would cause a default under Wells Timberland REIT's loan agreements.

On April 1, 2011, the board of directors of Wells Timberland REIT approved an amendment to the Advisory Agreement (the "Advisory Agreement Amendment No. 1") that limited the amount of fees and expense reimbursements as of and for each quarter to the least of: (1) an asset management fee equal to one fourth of 1.0% of asset under management plus reimbursements for all costs and expenses Wells TIMO incurred in fulfilling its duties as the asset manager, (2) one quarter of 1.5% of assets under management, or (3) free cash flow in excess of an amount equal to 1.05 multiplied by interest on outstanding debt. Free cash flow was defined as EBITDA (as defined in Wells Timberland REIT's loan agreements), less all capital expenditures paid by Wells Timberland REIT on a consolidated basis, less any cash distributions (except for the payments of accrued but unpaid dividends as a result of any redemptions of Wells Timberland REIT's outstanding preferred stock), less any cash proceeds from timberland sales equal to the cost basis of the properties sold. Advisory Agreement Amendment No. 2 superseded Advisory Agreement Amendment No. 1.

Prior to April 1, 2011, Wells TIMO was entitled to the following fees and reimbursements pursuant to the Advisory Agreement:

- Reimbursement of organization and offering costs paid by Wells TIMO and its affiliates on behalf of Wells Timberland REIT, not to exceed 1.2% of gross offering proceeds.
- Monthly asset management fees equal to one-twelfth of 1.0% of the greater of (i) the gross cost of all investments made on behalf of Wells Timberland REIT and (ii) the aggregate value of such investments.
- Reimbursement for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager.
- For any property sold by Wells Timberland REIT, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by Wells Timberland REIT's independent directors), a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timberland REIT's board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

Effective July 11, 2012, the Advisory Agreement, as amended (the "Amended Advisory Agreement") was renewed through July 10, 2013, upon terms identical to those in effect through July 10, 2012. The Amended Advisory Agreement may be renewed for successive one-year terms upon the mutual consent of the parties. Wells Timberland REIT may terminate the Amended Advisory Agreement without penalty upon 60 days' written notice. If Wells Timberland REIT terminates the Amended Advisory Agreement, it will pay Wells TIMO all earned but unpaid fees. In addition, if the Amended Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed for payments as described in Note 8.

Under the terms of the Amended Advisory Agreement, Wells Timberland REIT was required to reimburse Wells TIMO for certain organization and offering costs up to the lesser of actual expenses or 1.2% of gross offering proceeds raised. Wells Timberland REIT incurred and charged to additional paid-in capital cumulative organization and offering costs of approximately $2.1 million related to the Initial Public Offering and approximately $1.5 million related to the Follow-On Offering, the sum of which represents approximately 1.2% of cumulative gross proceeds raised by Wells Timberland REIT under the Public Offerings. As of December 31, 2011, approximately $2.2 million of organization and offering costs incurred by Wells Timberland REIT and due to Wells TIMO had been deferred by the terms of Wells Timberland REIT's loan agreements. On January 27, 2012, Wells TIMO forgave the deferred organization and offering expenses. After adjusting for this write-off, organization and offering costs represents approximately 0.5% of cumulative gross proceeds raised under the Public Offerings. Upon the expiration of Wells Timberland REIT's Follow-On Offering on December 31, 2011, approximately $6.4 million of organization and offering expenses related to the Follow-On Offering that had not been incurred and charged to additional paid-in capital by Wells Timberland REIT was expensed by Wells TIMO and is not subject to reimbursement by Wells Timberland REIT.

On January 20, 2012, Wells Timberland REIT entered into an agreement with Wells TIMO to forgive approximately $25.1 million of accrued but unpaid asset management fees and expense reimbursements that were previously deferred due to restrictions under Wells Timberland REIT's loan agreements. Due to the related-party nature of these transactions, this amount, along with the organizational and offering costs forgiven by Wells TIMO on January 27, 2012, were recorded as additional paid-in capital during 2012.

Dealer-Manager Agreement

Wells Timberland REIT had executed a dealer-manager agreement (the "Dealer-Manager Agreement"), whereby Wells Investment Securities, Inc. ("WIS"), an affiliate of Wells Capital, performed the dealer-manager function for Wells Timberland REIT's Public Offerings. For these services, WIS earned a commission of up to 7.0% of the gross offering proceeds from the sale of Wells Timberland REIT's shares, of which substantially all was re-allowed to participating broker/dealers. Wells Timberland REIT pays no commissions on shares issued under its DRP.

Additionally, WIS earned a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. A portion of the dealer-manager fee was re-allowed to participating broker-dealers. Dealer-manager fees applied to the sale of shares in the primary offering only and do not apply to the sale of shares under Wells Timberland REIT's DRP.

Structuring Agent Agreement

Wells Timberland REIT is party to a structuring agent agreement (the "Structuring Agent Agreement") whereby Wells Germany served as the structuring agent in connection with the 2010 German Offering. Wells Timberland REIT paid a structuring agent fee to Wells Germany of $0.20 per share sold under the 2010 German Offering. The Structuring Agent Agreement expired upon the conclusion of the 2010 German Offering, provided, however, that with respect to the ongoing services contemplated by the parties, the Structuring Agent Agreement will terminate upon the earlier of (i) a Liquidity Event or (ii) December 31, 2018.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells Timberland REIT incurred the following related-party costs for the years ended December 31, 2012, 2011, and 2010, respectively:

	2012	2011	2010
Advisor fees and expense reimbursements [1]	**$ 3,720,000**	$ 3,324,154	$ 6,130,749
Disposition fees	**219,449**	29,968	15,570
Commissions[2][3]	**246,546**	3,421,576	2,914,743
Dealer-manager fees[2]	**71,057**	950,727	796,822
Other offering costs[2]	**48,752**	654,136	550,958
Structuring agent fees	**—**	—	176,166
Total	**$ 4,305,804**	$ 8,380,561	$ 10,585,008

(1) Prior to April 1, 2011, fees and reimbursements incurred pursuant to the Advisory Agreement were classified as related-party asset management fees and general and administrative expenses in the consolidated statements of operations. Subsequent to April 1, 2011, fees incurred pursuant to the Advisory Agreement amendments are classified as advisor fees and expense reimbursements in the consolidated statements of operations since the amounts are not necessarily based on assets under management or reimbursable operating expenses. Amounts reported for 2010 have been reclassified to conform to current presentation to ensure consistency and comparability.

(2) Commissions, dealer-manager fees, and other offering costs were charged against stockholders' equity as incurred.

(3) Substantially all commissions were re-allowed to participating broker/dealers during 2012, 2011, and 2010.

Advisor fees and expense reimbursements of approximately $3.7 million for the year ended December 31, 2012 were determined pursuant to Advisory Agreement Amendment No. 2 and represented 1.0% of asset under management, which was less than the free cash flow in excess of 1.25 times Wells Timberland REIT's interest expense for the four quarters ended December 31, 2012.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of December 31, 2012 and 2011:

	As of December 31,	
	2012	**2011**
Advisor fees and expense reimbursements due to Wells TIMO [1]	**$ 1,326,255**	$ 25,504,045
Other offering cost reimbursements due to Wells TIMO [2]	—	2,258,696
Operating expense reimbursements due to Wells TIMO [1]	—	1,067,691
Commissions on stock sales and related dealer-manager fees due to WIS	—	130,141
Total	**$ 1,326,255**	$ 28,960,573

(1) On January 20, 2012, we entered into an agreement with Wells TIMO whereby Wells TIMO forgave approximately $25.1 million of accrued but unpaid asset management fees and reimbursements that were previously deferred due to restrictions under our loan agreements. Due to the related-party nature of this transaction, this amount was recorded as additional paid-in capital during 2012.

(2) On January 27, 2012, approximately $2.2 million of other offering cost due to Wells TIMO was forgiven. Due to the related-party nature of this transaction, this amount was recorded as additional paid-in capital during 2012.

Conflicts of Interest

As of December 31, 2012, Wells TIMO had eight employees. Until such time, if ever, as Wells TIMO hires sufficient personnel of its own to perform the services under the Amended Advisory Agreement, it will continue to rely upon employees of Wells Capital to perform many of its obligations. Wells Capital, the parent company and manager of Wells TIMO, also is a general partner or advisor of the various affiliated public real estate investment programs ("Wells Real Estate Funds"). As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO's activities under the Amended Advisory Agreement, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timberland REIT and Wells Real Estate Funds.

As of December 31, 2012, two members of Wells Timberland REIT's board of directors serve on the board of Columbia Property Trust, Inc. ("Columbia"), formerly known as Wells Real Estate Investment Trust II, Inc., a REIT previously sponsored by Wells REF; additionally, one of them also serves on the board of Wells Core Office Income REIT, Inc., a REIT currently sponsored by Wells REF. Accordingly, they may encounter certain conflicts of interest regarding investment and operational decisions.

Operational Dependency

Wells Timberland REIT has engaged Wells TIMO to provide certain services essential to Wells Timberland REIT, including asset management services, supervision of the management of properties owned by Wells Timberland REIT, asset acquisition and disposition services, as well as other administrative responsibilities, including accounting services, stockholder communications, and investor relations. Wells TIMO is dependent on Wells Capital to provide certain services that are essential to their operations. This agreement is terminable by either party upon 60 days' written notice. As a result of these relationships, Wells Timberland REIT's operations are dependent upon Wells Capital and Wells TIMO.

Wells Capital and Wells TIMO are all owned and controlled by Wells REF. The operations of Wells Capital, Wells TIMO, WIS, Wells Management Company, Inc. ("Wells Management"), Wells Core Office Income REIT Advisory Services ("Wells Core Advisor"), and their affiliates represent substantially all of the business of Wells REF. Accordingly, Wells Timberland REIT focuses on the financial condition of Wells REF when assessing the financial condition of Wells Capital and Wells TIMO. In the event that Wells REF were to become unable to meet its obligations as they become due, Wells Timberland REIT might be required to find alternative service providers.

Future net income generated by Wells REF will be largely dependent upon the amount of fees earned by Wells Capital, Wells TIMO, WIS, Wells Management, Wells Core Advisor, and their affiliates, based on, among other things, real estate assets managed, the amount of investor proceeds raised, and the volume of future acquisitions and dispositions of real estate assets by Wells Timberland REIT and other Wells REF-sponsored programs, as well as distribution income earned from equity interests in another REIT. As of December 31, 2012, Wells Timberland REIT had no reason to believe that Wells REF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due. Modifying service agreements between Wells REF, or its affiliates, and Wells Timberland REIT, or other Wells REF-sponsored programs, could impact Wells REF's future net income and future access to liquidity and capital resources. For example, a large portion of Wells REF's income is derived under agreements with Columbia. Effective February 28, 2013, Columbia transitioned to self-management and indicated that it does not expect to rely on Wells REF for the same level of services beyond December 31, 2013. As such, Wells REF does not expect to receive significant compensation from Columbia beyond December 31, 2013.

13. Income Taxes

Wells Timberland REIT records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Components of the deferred tax asset as of December 31, 2012 and 2011 were attributable to the operations of Wells Timberland TRS only and were as follows:

	As of December 31,	
	2012	**2011**
Deferred tax asset:		
Net operating loss carryforward	**$ 3,267,382**	$ 4,140,397
Gain on timberland sales	**(6,985)**	(6,985)
Other	—	(1,735)
Total deferred tax asset	**3,260,397**	4,131,677
Valuation allowance	**(3,260,397)**	(4,131,677)
Deferred tax asset, net	**$ —**	$ —

Wells Timberland REIT did not incur any deferred tax liabilities for the years ended December 31, 2012 and 2011.

Wells Timberland REIT elected to be taxed as a REIT for its taxable years ended December 31, 2012, 2011, and 2010. As of January 1, 2009, its REIT commencement date, Wells Timberland REIT had net built-in gains on its timber assets of approximately $18.3 million. Wells Timberland REIT has elected not to take such net built-in gains into income immediately prior to its REIT commencement date, but rather subsequently recognize gain on the disposition of any assets it holds at the REIT commencement date, if disposed of within the ten-year period beginning on the REIT commencement date. Wells Timberland REIT will be subject to tax on such net built-in gains at the highest regular corporate rate during the ten-year period beginning on the REIT commencement date on the lesser of (a) the excess of the fair market value of the asset disposed of as of the REIT commencement date over its basis in the asset as of the REIT commencement date (the built-in gain with respect to that asset as of the REIT commencement date); (b) the amount of gain Wells Timberland REIT would otherwise recognize on the disposition; or (c) the amount of net built-in gain in its assets as of the REIT commencement date not already recognized during the ten-year period. At December 31, 2012, Wells Timberland REIT had federal and state net operating loss carryforwards of approximately $98.1 million and $82.2 million, respectively. Such net operating loss carryforwards may be utilized, subject to certain limitations, to offset future taxable income, including net built-in gains. If not utilized, the federal net operating loss carryforwards will begin to expire in 2027, and the state net operating loss carryforwards will begin to expire in 2022.

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes and valuation allowances (net of federal benefit). A reconciliation of the federal statutory income tax rate to Wells Timberland REIT's effective tax rate for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
Federal statutory income tax rate	**34.00 %**	34.00 %	34.00 %
State income taxes, net of federal benefit	**3.32 %**	3.31 %	2.03 %
Other temporary differences	**0.07 %**	0.23 %	1.45 %
Write-off of due to affiliates	**(76.14)%**	— %	— %
Other permanent differences	**2.58 %**	(0.01)%	(0.09)%
Valuation allowance	**36.17 %**	(37.53)%	(37.39)%
Effective tax rate	**—**	—	—

The difference between the federal statutory tax rate and effective tax rate relates primarily to the state statutory rates and valuation allowance.

As of December 31, 2012 and 2011, the tax basis carrying value of Wells Timberland REIT's total assets was approximately $340.9 million and approximately $337.1 million, respectively.

14. Quarterly Results (unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011:

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	**$ 7,885,864**	**$ 18,292,293**	**$ 8,934,702**	**$ 9,086,920**
Operating income (loss)	**$ (2,177,228)**	**$ 523,104**	**$ (226,147)**	**$ (1,819,328)**
Net loss	**$ (3,254,067)**	**$ (464,306)**	**$ (2,519,815)**	**$ (2,632,544)**
Net loss available to common stockholders	**$ (3,347,108)**	**$ (557,276)**	**$ (2,613,807)**	**$ (2,726,533)**
Basic and diluted net loss per share available to common stockholders[(1) (2)]	**$ (0.11)**	**$ (0.02)**	**$ (0.08)**	**$ (0.09)**

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 9,376,809	$ 10,863,457	$ 9,462,391	$ 10,315,170
Operating loss	$ (2,814,639)	$ (631,895)	$ (733,032)	$ (1,892,639)
Net loss	$ (4,473,926)	$ (2,346,944)	$ (2,120,571)	$ (3,003,922)
Net loss available to common stockholders	$ (5,388,321)	$ (2,793,780)	$ (2,219,534)	$ (3,100,403)
Basic and diluted net loss per share available to common stockholders[(1)(2)]	$ (0.20)	$ (0.10)	$ (0.08)	$ (0.10)

(1) The sums of the quarterly amounts do not equal loss per share for the years ended December 31, 2012 and 2011 due to the increases in weighted-average shares outstanding over the years.

(2) Amounts adjusted for all periods presented to reflect impact of additional shares of common stock issued and outstanding as a result of stock dividends.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Fifth Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on August 12, 2010 (the "2010 Second Quarter Form 10-Q"))
3.2	Articles of Amendment to the Fifth Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed on August 9, 2011 (the "2011 Second Quarter Form 10-Q")
3.3	Third Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the 2010 Second Quarter Form 10-Q)
3.4	First Amendment to the Third Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 12, 2010)
4.1	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 (No. 333-157087) filed on April 18, 2011)
4.2	Amended and Restated Share Redemption Plan (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K for the year ended December 31, 2010 filed on March 22, 2011)
4.3	Second Amended and Restated Share Redemption Plan (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K for the year ended December 31, 2011 filed on March 19, 2012 (the "2011 Form 10-K"))
4.4	Third Amended and Restated Share Redemption Plan (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed on August 7, 2012)
10.1	Amended and Restated Advisory Agreement among Wells Timberland REIT, Inc., Wells Timberland Operating Partnership, L.P., and Wells Timberland Management Organization, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 10, 2010)
10.2	Amendment No. 1 to the Amended and Restated Advisory Agreement among Wells Timberland REIT, Inc., Wells Timberland Operating Partnership, L.P., and Wells Timberland Management Organization, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated and filed on April 1, 2011)
10.3	Amendment No. 2 to the Amended and Restated Advisory Agreement among Wells Timberland REIT, Inc., Wells Timberland Operating Partnership, L.P., and Wells Timberland Management Organization, LLC (incorporated by reference to Exhibit 10.3 to the 2011 Form 10-K)
10.4	Third Amended and Restated Agreement of Limited Partnership of Wells Timberland Operating Partnership, L.P. ((incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 7, 2009)
10.5+	Amended and Restated 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report of Form 10-Q for the quarter ended June 30, 2006 and filed on September 22, 2006)
10.6+	Second Amended and Restated 2005 Independent Directors Compensation Plan (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 26, 2010 (the "2009 Form 10-K"))
10.7	Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed on November 7, 2007 (the "2007 Third Quarter Form 10-Q"))
10.8	Amendment No. 1 dated as of September 14, 2007 to the Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.2 to the 2007 Third Quarter Form 10-Q)
10.9	Amendment No. 2 dated as of September 27, 2007 to the Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.3 to the 2007 Third Quarter Form 10-Q)

Exhibit Number	Description
10.10	Amendment No. 3 dated as of October 4, 2007 to the Purchase and Sale Agreement dated as of August 3, 2007, by and between MeadWestvaco Coated Board, Inc. and Wells Timberland Acquisition, LLC (incorporated by reference to Exhibit 10.4 to the 2007 Third Quarter Form 10-Q)
10.11	Amended and Restated Credit Agreement dated as of March 24, 2010 among Timberlands II, LLC, and Wells Timberland Operating Partnership, L.P., as the borrowers, and CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.9 to the 2009 Form 10-K)
10.12	Amendment No. 1 to Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.4 to the 2011 Second Quarter Form 10-Q)
10.13	Amendment No. 2 to Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.4 to the 2011 Second Quarter Form 10-Q)
10.14	Amendment No. 3 to Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.14 to the 2011 Form 10-K)
10.15	Second Amended and Restated Credit Agreement dated as of September 28, 2012 among Timberlands II, LLC and Wells Timberland Operating Partnership, L.P., as borrowers, and CoBank ABC, as administrative agent, and certain financial institutions as lenders (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 6, 2012)
10.16	Amended and Restated Limited Guaranty dated as of March 24, 2010 made by Wells Timberland REIT, Inc. in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.10 to the 2009 Form 10-K)
10.17	Amended and Restated Security Agreement dated as of March 24, 2010 made by Wells Timberland REIT, Inc. in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.11 to the 2009 Form 10-K)
10.18	Amended and Restated Timber Manager Subordination Agreement dated as of March 24, 2010 among CoBank, ACB, as administrative agent and certain financial institutions as the lenders and Timberlands II, LLC, and Wells Timberland Operating Partnership, L.P., Wells TRS Harvesting Operations, LLC, Wells Timberland HBU, LLC, and Wells TRS Subsidiary, and Forest Resource Consultants, Inc. (incorporated by reference to Exhibit 10.12 to the 2009 Form 10-K)
10.19	Amended and Restated Guaranty dated as of March 24, 2010 made by Wells Timberland TRS, Inc., in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.13 to the 2009 Form 10-K)
10.20	Amended and Restated Guaranty dated as of March 24, 2010 made by Wells TRS Harvesting Operations, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.14 to the 2009 Form 10-K)
10.21	Guaranty dated as of March 24, 2010 made by Wells Timberland HBU, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.15 to the 2009 Form 10-K)
10.22	Amended and Restated Pledge Agreement dated as of March 24, 2010 made by Wells Timberland Operating Partnership, L.P., Timberlands II, LLC, Wells Timberland TRS, Inc., Wells TRS Harvesting Operations, LLC, Wells Timberland HBU, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.16 to the 2009 Form 10-K)
10.23	Amended and Restated Security Agreement dated as of March 24, 2010 between Wells Timberland Operating Partnership, L.P., Timberlands II, LLC, as the borrowers, Wells Timberland TRS, Inc., Wells TRS Harvesting Operations, LLC, Wells Timberland HBU, LLC, in favor of CoBank, ACB, as administrative agent and certain financial institutions as the lenders (incorporated by reference to Exhibit 10.17 to the 2009 Form 10-K)
10.24	Georgia Form of Recognition Agreement (Master Stumpage Agreement) dated as of October 9, 2007 among Timberlands II, LLC, Wells TRS Harvesting Operations, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-11 (No. 333-129651) filed on December 14, 2007 ("Post-Effective Amendment No. 2")

Exhibit Number	Description
10.25	Alabama Form of Recognition Agreement (Master Stumpage Agreement) dated as of October 9, 2007 among Timberlands II, LLC, Wells TRS Harvesting Operations, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.18 to Post-Effective Amendment No. 2)
10.26	Georgia Form of Recognition Agreement (Fiber Supply Agreement) dated as of October 9, 2007 among Wells TRS Harvesting Operations, LLC, Timberlands II, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.19 to Post-Effective Amendment No. 2)
10.27	Alabama Form of Recognition Agreement (Fiber Supply Agreement) dated as of October 9, 2007 among Wells TRS Harvesting Operations, LLC, Timberlands II, LLC, MeadWestvaco Coated Board, Inc., MeadWestvaco Corporation, CoBank, ACB, as the senior administrative agent, and Wachovia Bank, N.A., as the subordinated administrative agent (incorporated by reference to Exhibit 10.20 to Post-Effective Amendment No. 2)
10.28	Master Purchase Agreement dated as of July 11, 2008 by and among Wells Timberland REIT, Inc., Wells Timberland Management Organization, LLC, Wells-DFH Timberland Nr. 88 GmbH & Co. KG and Deutsche Fonds Holding AG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated July 11, 2008 and filed on July 15, 2008)
10.29	Amended and Restated Master Purchase Agreement dated as of April 8, 2009 by and among Wells-DFH Timberland Nr. 88 GmbH & Co. KG, Wells-DFH Materia GmbH & Co. KG, Deutsche Fonds Holding AG, Wells Timberland REIT, Inc. and Wells Timberland Management Organization, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 8, 2009 and filed on April 10, 2009)
10.30	Purchase and Sale Agreement dated as of December 18, 2008 by and between Wells Timberland Operating Partnership, L.P. and Wells Real Estate Funds, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 18, 2008 and filed on December 23, 2008)
10.31	Master Stumpage Agreement dated October 9, 2007 by and among Timberlands II, LLC, Wells TRS Harvesting Operations, LLC, and MeadWestvaco Coated Board, Inc. (incorporated by reference to Exhibit 10.25 to the 2009 Form 10-K)
10.32	Fiber Supply Agreement dated October 9, 2007 by and among Wells TRS Harvesting Operations, LLC, MeadWestvaco Corporation, and MeadWestvaco Coated Board, Inc. (incorporated by reference to Exhibit 10.26 to the 2009 Form 10-K)
10.33	First Amendment to Fiber Supply Agreement dated January 28, 2010 by and among Wells TRS Harvesting Operations, LLC, MeadWestvaco Corporation, and MeadWestvaco Coated Board, Inc. (incorporated by reference to Exhibit 10.27 to the 2009 Form 10-K)
10.34	Placement Agent Agreement dated February 25, 2010 by and among Viscardi AG, Wells Timberland REIT, Inc. and Wells Germany GmbH (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated February 25, 2010 filed March 1, 2010 (the "March 1 Form 8-K")
10.35	Structuring Agent Agreement dated February 24, 2010 by and between Wells Timberland REIT, Inc. and Wells Germany GmbH (incorporated by reference to Exhibit 10.2 to the March 1 Form 8-K)
10.36	Placement Agent Agreement, dated as of December 21, 2010, by and among Wells Timberland REIT, Inc., Wells Germany GmbH and Renalco S.A. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 5, 2011)
10.37	Due to Affiliates Discharge Agreement by and between Wells Timberland REIT, Inc., Wells Timberland Operating Partnership, LP, and Wells Timberland Management Organization, LLC dated January 20, 2012 (incorporated by reference to Exhibit 10.36 to the 2011 Form 10-K)

Exhibit Number	Description
21.1*	Subsidiaries of the Company
31.1*	Certification of the Principal Executive Officer of the Company, pursuant to Securities Exchange Act Rule 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Principal Financial Officer of the Company, pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Statement of the Principal Executive Officer and Principal Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** Furnished with this Form 10-K. Pursuant to Regulation S-T, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

\+ Management contract or compensatory plan or arrangement.

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Wells Timberland Operating Partnership, L.P.	(Delaware)
Timberlands II, LLC	(Delaware)
Wells Timberland TRS, Inc.	(Delaware)
Wells TRS Harvesting Operations, LLC	(Delaware)
Wells Timberland HBU, LLC	(Delaware)

EXHIBIT 31.1

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION
PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Leo F. Wells, III, certify that:

1. I have reviewed this annual report on Form 10-K of Wells Timberland REIT, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 13, 2013

By: /s/ LEO F. WELLS, III

Leo F. Wells, III
Principal Executive Officer

EXHIBIT 31.2

PRINCIPAL FINANCIAL OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Douglas P. Williams, certify that:

1. I have reviewed this annual report on Form 10-K of Wells Timberland REIT, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 13, 2013

By: /s/ DOUGLAS P. WILLIAMS

Douglas P. Williams
Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. 1350)

In connection with the Annual Report of Wells Timberland REIT, Inc. (the "Registrant") on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, Leo F. Wells, III, Principal Executive Officer of the Registrant, and Douglas P. Williams, Principal Financial Officer of the Registrant, hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) that, to the best of our knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934.

/s/ LEO F. WELLS, III

Leo F. Wells, III
Principal Executive Officer
March 13, 2013

/s/ DOUGLAS P. WILLIAMS

Douglas P. Williams
Principal Financial Officer
March 13, 2013

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Wells Timberland REIT, Inc. Board of Directors and Executive Officers

DONALD S. MOSS, *Independent Director*

WILLIS J. POTTS, JR., *Independent Director*

HENRY G. ZIGTEMA,* *Independent Director*

LEO F. WELLS III, *President, Chairman of the Board, and Director*

DOUGLAS P. WILLIAMS, *Executive Vice President, Secretary, Treasurer, and Director*

BRIAN M. DAVIS,† *Senior Vice President and Chief Financial Officer*

Corporate Governance

Wells Timberland REIT, Inc., is subject to certain laws pertaining to corporate governance of publicly registered companies. As of December 31, 2012, Wells Timberland REIT, Inc., was fully compliant with all requirements of Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which was enacted to increase corporate accountability.

In 2012, in addition to the certifications required by Sections 302 and 906, Wells Timberland REIT, Inc., continued to document and test controls over its financial reporting processes in order to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2012.

The Advisor Behind Wells Timberland REIT, Inc.

Wells Timberland REIT, Inc. is an investment product that utilizes the timberland experience of Wells Timberland Management Organization, the Board of Directors, and the Wells Real Estate Funds ("Wells") family. Wells has established a solid track record of providing investors access to commercial real asset opportunities, and since its founding in 1984, Wells has invested over $12 billion in real assets on behalf of more than 300,000 investors nationwide.

Notice of the Annual Meeting

The Annual Meeting of the stockholders of Wells Timberland REIT, Inc., will be held at the Hilton Atlanta Northeast at 1:30 p.m., ET, on Friday, August 9, 2013, in Norcross, Georgia.

Website Access to U.S. Securities and Exchange Commission Filings

All reports filed electronically by Wells Timberland REIT, Inc., with the U.S. Securities and Exchange Commission, including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current event reports on Form 8-K, are accessible at no charge to the investor on the Wells Timberland REIT, Inc., website at www.WellsTimberland.com.

For Electronic Communications or Additional Information and Assistance

To sign up for electronic communications or for additional information about Wells Timberland REIT, Inc., please visit our investor website, www.WellsTimberland.com. To access your account information, click "Investor/e-Delivery LOG-IN."

Investors also may contact a Wells Client Services Specialist for assistance weekdays at 800-557-4830; 770-243-8198 (fax); or client.services@wellsref.com.

Street Address and Phone Numbers

Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365
770-449-7800, 800-557-8430

Mailing Address

Wells Timberland REIT, Inc.
P.O. Box 219073,
Kansas City, MO 64121–9073

Data as of December 31, 2012, unless otherwise stated.

*Appointed to the Board of Directors on September 14, 2012.

†Appointed on March 13, 2013.


WELLS

Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, GA 30092-3365
800-557-4830
www.WellsTimberland.com



SUSTAINABLE
FORESTRY
INITIATIVE

Good for you.
Good for our forests.™

In recognition of its responsible management of Mahrt Timberland, Wells Timberland REIT, Inc., has earned certification under the prestigious Sustainable Forestry Initiative®, one of the world's largest programs promoting sustainable forestry.



SUSTAINABLE
FORESTRY
INITIATIVE

Certified Fiber Sourcing

www.sfiprogram.org

0015-TMRPTI1301